UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

Dated: September 12, 2019

Commission File No. 001-33311

NAVIOS MARITIME HOLDINGS INC.

7 Avenue de Grande Bretagne, Office 11B2

Monte Carlo, MC 98000 Monaco

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):

Yes  ☐            No  ☒

The information contained in this Report on Form 6-K (this “Report”) is incorporated by reference into the Registration Statements on Form S-8, File No. 333-147186, 333-202141 and 333-222002, and the related prospectuses.

Operating and Financial Review and Prospects

The following is a discussion of the financial condition and results of operations of Navios Maritime Holdings Inc. (“Navios Holdings” or the “Company”) for the three and six month periods ended June 30, 2019 and 2018. Navios Holdings’ financial statements have been prepared in accordance with Generally Accepted Accounting Principles in the United States of America (“U.S. GAAP”). You should read this section together with the consolidated financial statements and the accompanying notes included in Navios Holdings’ Annual Report on Form 20-F for the year ended December 31, 2018 filed with the Securities and Exchange Commission (“SEC”) and the condensed consolidated financial statements and the accompanying notes included elsewhere in this Report.

This Report contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements herein other than statements of historical fact, including statements regarding business and industry prospects or future results of operations or financial position should be considered forward-looking. These forward looking statements are based on Navios Holdings’ current expectations and observations. Factors that could cause actual results to differ materially include, but are not limited to uncertainty relating to global trade, including prices of seaborne commodities and continuing issues related to seaborne volume and ton miles, our continued ability to enter into long-term time charters, our ability to maximize the use of our vessels, expected demand in the dry cargo shipping sector in general and the demand for our Panamax, Capesize and Ultra Handymax vessels in particular, fluctuations in charter rates for dry cargo carriers vessels, the aging of our fleet and resultant increases in operations costs, the loss of any customer or charter or vessel, the financial condition of our customers, changes in the availability and costs of funding due to conditions in the bank market, capital markets and other factors, increases in costs and expenses, including but not limited to: crew wages, insurance, provisions, port expenses, lube oil, bunkers, repairs, maintenance, and general and administrative expenses, the expected cost of, and our ability to comply with, governmental regulations and maritime self-regulatory organization standards, as well as standard regulations imposed by our charterers applicable to our business, general domestic and international political conditions, competitive factors in the market in which Navios Holdings operates, the value of our publicly traded subsidiaries and risks associated with operations outside the United States. Other factors that could cause our actual results to differ from our current expectations and observations include, but are not limited to, those discussed under Part I, Item 3D — Risk Factors in Navios Holdings’ Annual Report on Form 20-F for the year ended December 31, 2018. All forward-looking statements made in this Report speak only as of the date of this document. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Recent Developments

Sale of Ship Management

In August 2019, Navios Holdings announced that it sold its ship management division and certain general partnership interests (the “Transaction”) to N Shipmanagement Acquisition Corp. and related entities (“NSAC”), affiliated with Company’s Chairman and Chief Executive Officer, Angeliki Frangou. The Company received aggregate consideration of $20.0 million (including assumption of liabilities) and new five-year service agreements under which NSAC will provide technical and commercial management services at fixed rates (as described below) and administrative services, reimbursed at allocable cost.

As a result of the Transaction:

•	The Company is a holding company owning dry bulk vessels and various investments in entities owning maritime and infrastructure assets.

•	NSAC owns all entities providing ship management services and employs all associated people.

•

The Company will pay a fixed rate of $3,700 per day per vessel, which will cover all technical and commercial management services and operating costs, other than dry-docking and special surveys. This rate will be fixed for a two-year period and will increase thereafter by 3% annually.

•	NSAC will provide all administrative services to the Company and will be reimbursed at allocable cost.

•	NSAC will own the general partner interests in Navios Maritime Containers L.P. (“Navios Containers”) and Navios Maritime Partners L.P.’s (“Navios Partners”).

•	The Company will deconsolidate Navios Containers from August 30, 2019 onwards.

•	NSAC entered into:

•

a management agreement with Navios Maritime Acquisition Corporation (“Navios Acquisition”) whereby Navios Tankers Management Inc. (“Tankers Management”) agreed to provide commercial and technical management services to Navios Acquisition’s vessels (i) for a fixed daily fee of $6,500 per MR2 product tanker and chemical tanker vessel, $7,150 per LR1 product tanker vessel and $9,500 per VLCC through December 31, 2019; (ii) for a fixed daily fee of $6,825 per MR2 product tanker and chemical tanker vessel, $7,225 per LR1 product tanker vessel and $9,650 per VLCC for two years commencing on January 1, 2020; (iii) a 3% annual increase thereafter of the fixed daily fee through January 1, 2025; and (iv) a technical and management daily fee of $50 per vessel, through January 1, 2025. Drydocking expenses will be reimbursed by Navios Acquisition at cost at occurrence. The term of this agreement is until January 1, 2025 and shall be automatically renewed for a period of five years.

•

a management agreement with Navios Partners whereby Navios Shipmanagement Inc. (“NSM”) agreed to provide commercial and technical management services to Navios Partners’ vessels (i) for a fixed daily fee of $4,225 daily rate per Ultra-Handymax vessel, $4,325 daily rate per Panamax vessel, $5,250 daily rate per Capesize vessel and $6,700 daily rate per container vessel of TEU 6,800 through December 31, 2019; (ii) for a fixed daily fee of $4,350 daily rate per Ultra-Handymax vessel, $4,450 daily rate per Panamax vessel, $5,410 daily rate per Capesize vessel and $6,900 daily rate per container vessel of TEU 6,800 for two years commencing on January 1, 2020; (iii) a 3% annual increase thereafter of the fixed daily fee through January 1, 2025; and (iv) a technical and management daily fee of $50 per vessel, through January 1, 2025. Drydocking expenses will be reimbursed by Navios Partners at cost at occurrence. The term of this agreement is until January 1, 2025 and shall be automatically renewed for a period of five years.

•

a management agreement with Navios Containers whereby NSM agreed to provide commercial and technical management services to Navios Containers’ vessels (i) for a fixed daily fee of $6,100 per day for up to 5,500 TEU container vessels, $6,700 per day for above 5,500 TEU and up to 8,000 TEU container vessels and $7,400 per day for above 8,000 TEU and up to 10,000 TEU container vessels through December 31, 2019; (ii) for a fixed daily fee of $6,265 per day for up to 5,500 TEU container vessels, $7,830 per day for above 5,500 TEU and up to 8,000 TEU container vessels and $8,320 per day for above 8,000 TEU and up to 10,000 TEU container vessels for two years commencing on January 1, 2020; (iii) a 3% annual increase thereafter of the fixed daily fee through January 1, 2025; and (iv) a technical and management daily fee of $50 per vessel, through January 1, 2025. Drydocking expenses will be reimbursed by Navios Partners at cost at occurrence. The term of this agreement is until January 1, 2025 and shall be automatically renewed for a period of five years.

•

an administrative agreement with Navios South American Logistics Inc. (“Navios Logistics”) whereby the administrative services agreement originally entered into between Navios Logistics and the Company on April 12, 2011, first assigned to Navios Corporation (“NC”) on May 28, 2014 and subsequently amended on April 6, 2016 (extending the duration of the agreement until December 2021), was assigned from NC to NSM. Thereafter NSM will continue to provide certain administrative management services to Navios Logistics. NSM will be reimbursed for reasonable costs and expenses incurred in connection with the provision of these services.

•

an administrative agreement with Navios Acquisition whereby Tankers Management provides administrative services to Navios Acquisition. Tankers Management extended the duration of its existing administrative services agreement with Navios Acquisition until January 1, 2025, to be automatically renewed for a period of five years, pursuant to its existing terms.

•

an administrative agreement with Navios Partners whereby NSM provides administrative services to Navios Partners. NSM extended the duration of its existing administrative services agreement with Navios Partners until January 1, 2025, to be automatically renewed for a period of five years, pursuant to its existing terms.

•

an administrative agreement with Navios Containers whereby NSM provides administrative services to Navios Containers. NSM extended the duration of its existing administrative services agreement with Navios Containers until January 1, 2025, to be automatically renewed for a period of five years, pursuant to its existing terms.

The Company simultaneously entered into a secured loan agreement with NSAC whereby the Company agreed to repay NSAC $125.0 million (subject to post-closing adjustment) over a five-year period. In general, the amount owed reflects the excess of (i) the liabilities of the ship management business (including liabilities for advances previously made by affiliates to the Company for ongoing operating costs, including technical management services, supplies, dry-docking and related expenses) other than liabilities the assumption of which forms part of the consideration for the Transaction over (ii) the short term assets of the ship management business. Of the amount owed, $47.0 million will be repayable during the first 12 months in equal quarterly installments, with the remaining principal amount repayable in equal quarterly installments over the following 48 months. In certain cases, amortization can be deferred. The loan agreement provides for interest at 5% annually, and 7% annually for deferred principal amounts.

The closing of the Transaction occurred simultaneously with the execution of the definitive transaction agreements.

The Company’s Board of Directors formed a Special Committee of independent and disinterested directors to consider the Transaction. The Special Committee, with the assistance of its independent financial and legal advisors, exclusively negotiated the terms of the transaction agreements and approved the transaction on behalf of the Board of Directors.

Pareto Securities AS acted as financial advisor and Debevoise & Plimpton LLP acted as legal counsel to the Special Committee.

Fleet Update

In August 2019, Navios Holdings took delivery of the Navios Herakles I, a bareboat chartered-in, 82,036 dwt newbuilding bulk carrier.

In August 2019, Navios Holdings acquired from an unrelated third party, a previously chartered-in vessel, Navios Victory, a 2014 built, 77,095 dwt vessel, for a purchase price of $14.5 million, which was paid in cash.

In July 2019, the Company agreed to sell to an unrelated third party the Navios Primavera, a 2007-built Ultra Handymax vessel of 53,464 dwt, for a total net sale price of $9.9 million, to be paid in cash, with delivery expected in September 2019. The loss due to sale is expected to be approximately $1.7 million.

Navios Logistics

In the second quarter of 2019, Vale International S.A. (“Vale”) transshipped 390,020 tons of minerals through the Nueva Palmira port facility. Vale advised Navios Logistics that it intends to increase its throughput of minerals to approximately 512,000 tons and 640,000 tons for the third quarter of 2019 and the fourth quarter of 2019, respectively. In 2018, Vale transshipped 1,057,518 tons of iron ore through the Nueva Palmira port terminal facility, with the highest throughput of 357,434 tons in the first quarter of 2018.

Navios Containers

In July 2019, Navios Containers converted the obligation to purchase a 2011-built 10,000 TEU containership, into an option, expiring on March 31, 2020. The agreement grants Navios Containers the option and the right of first refusal to acquire the vessel at terms mutually agreed with the seller. In case Navios Containers does not exercise the option and the containership is not sold to a third party by March 31, 2020, Navios Containers will be required to make a payment of $3.0 million to the sellers.

Overview

General

Navios Holdings is a global seaborne shipping and logistics company focused on the transport and transshipment of dry bulk commodities, including iron ore, coal and grain as well as containerships. Since August 31, 2019, Navios Holdings’ owned fleet is commercially and technically managed by NSAC. (See also Note 15 included elsewhere in this Report).

Navios Logistics

Navios Logistics, a consolidated subsidiary of the Company, is one of the largest logistics companies in the Hidrovia region of South America, focusing on the Hidrovia river system, the main navigable river system in the region, and on cabotage trades along the eastern coast of South America. Navios Logistics is focused on providing its customers integrated transportation, storage and related services through its port facilities, its large, versatile fleet of dry and liquid cargo barges and its product tankers. Navios Logistics serves the needs of a number of growing South American industries, including mineral and grain commodity providers as well as users of refined petroleum products. As of June 30, 2019, Navios Holdings owned 63.8% of Navios Logistics.

Navios Containers

Navios Containers (NASDAQ: NMCI), a consolidated subsidiary of the Company since November 30, 2018 (date of obtaining control), is a growth-oriented international owner and operator of containerships. Navios Containers was formed in April 2017 to take advantage of acquisition and chartering opportunities in the container shipping sector. As of June 30, 2019, Navios Holdings had a 3.7% ownership interest in Navios Containers.

Affiliates (not consolidated under Navios Holdings)

Navios Partners (NYSE: NMM) is an international owner and operator of dry cargo vessels and is engaged in seaborne transportation services of a wide range of dry cargo commodities including iron ore, coal, grain, fertilizer and also containers, chartering its vessels under medium to long-term charters. In January 2019, the Board of Directors of Navios Partners authorized a common unit repurchase program for up to $50.0 million of Navios Partners’ common units over a two year period. As of June 30, 2019, Navios Partners had repurchased 312,952 common units. As of June 30, 2019, Navios Holdings owned a 20.5% interest in Navios Partners, including a 2.1% general partner interest.

Navios Acquisition (NYSE: NNA), an affiliate (former subsidiary) of the Company, is an owner and operator of tanker vessels focusing on the transportation of petroleum products (clean and dirty) and bulk liquid chemicals. As of June 30, 2019, Navios Holdings’ ownership of the outstanding voting stock of Navios Acquisition was 35.4% and its economic interest was 36.0%.

Navios Europe Inc. (“Navios Europe I”) is engaged in the marine transportation industry through the ownership of five tanker and five container vessels. Navios Holdings, Navios Acquisition and Navios Partners have voting interests of 50%, 50% and 0%, respectively, and 47.5%, 47.5% and 5% economic interests, respectively, in Navios Europe I.

Navios Europe (II) Inc. (“Navios Europe II”) is engaged in the marine transportation industry through the ownership of seven dry bulk and seven container vessels. Navios Holdings, Navios Acquisition and Navios Partners have voting interests of 50%, 50% and 0%, respectively, and 47.5%, 47.5% and 5% economic interests, respectively, in Navios Europe II.

Fleet

The following is the current Navios Holdings’ “core fleet” employment profile (excluding Navios Logistics and Navios Containers). The current “core fleet” consists of 57 vessels totaling 6.0 million deadweight tons and has an average age of 7.5 years, basis fully delivered fleet. The employment profile of the fleet as of August 28, 2019, is reflected in the tables below. Navios Holdings has currently chartered-out 90.8% of available days for the remaining six months of 2019, out of which 62.7% is on fixed rate and 28.1% is on index. Although the fees as presented below are based on contractual charter rates, any contract is subject to performance by the counterparties and us. Additionally, the level of these fees would decrease depending on the vessels’ off-hire days to perform periodic maintenance.

Owned Fleet. Navios Holdings owns a fleet comprised of seven Ultra Handymax vessels, 12 Capesize vessels, 11 Panamax vessels and one Handysize vessel.

Vessels	Type	Built	DWT	Charter- out Rate (1)	Index	Expiration Date (2)
Navios Serenity	Handysize	2011	34,690	8,550	No	07/2020
Navios Hios	Ultra Handymax	2003	55,180	9,381	No	09/2019
Navios Kypros	Ultra Handymax	2003	55,222	9,738 —	No 100% of average Baltic Supramax 58 10TC Index Routes	09/2019 11/2020
Navios Astra	Ultra Handymax	2006	53,468	10,213	No	09/2019

Vessels	Type	Built	DWT	Charter- out Rate (1)	Index	Expiration Date (2)
Navios Primavera	Ultra Handymax	2007	53,464	8,170	No	09/2019
Navios Ulysses	Ultra Handymax	2007	55,728	9,738 —	No 100% of average Baltic Supramax 58 10TC Index Routes	09/2019 11/2020
Navios Celestial	Ultra Handymax	2009	58,063	8,039 —	No 100% of average Baltic Supramax 58 10TC Index Routes	09/2019 11/2020
Navios Vega	Ultra Handymax	2009	58,792	9,738 —	No 100% of average Baltic Supramax 58 10TC Index Routes	09/2019 02/2020
Navios Star	Panamax	2002	76,662	10,672 —	No 99% of average Baltic Panamax 4TC Index Routes	09/2019 04/2021
Navios Northern Star	Panamax	2005	75,395	13,046 —	No 100% of average Baltic Panamax 4TC Index Routes	08/2019 03/2022
Navios Amitie	Panamax	2005	75,395	10,395 —	No 100% of average Baltic Panamax 4TC Index Routes	09/2019 12/2021
Navios Taurus	Panamax	2005	76,596	10,347 11,309 —	No No 100% of average Baltic Panamax 4TC Index Routes	09/2019 12/2019 07/2021
Navios Asteriks	Panamax	2005	76,801	10,010 13,149 —	No No 100% of average Baltic Panamax 4TC Index Routes	09/2019 12/2019 12/2021
N Amalthia	Panamax	2006	75,318	10,636 11,550 —	No No 100% of average Baltic Panamax 4TC Index Routes	09/2019 12/2019 01/2022
Navios Galileo	Panamax	2006	76,596	10,588 12,753 —	No No 100% of average Baltic Panamax 4TC Index Routes	09/2019 12/2019 01/2022
N Bonanza	Panamax	2006	76,596	10,684 11,550 —	No No 100% of average Baltic Panamax 4TC Index Routes	09/2019 12/2019 12/2021

Vessels	Type	Built	DWT	Charter- out Rate (1)	Index	Expiration Date (2)
Navios Avior	Panamax	2012	81,355	13,300	No	09/2019
Navios Centaurus	Panamax	2012	81,472	10,973 —	No 111% of average Baltic Panamax 4TC Index Routes	09/2019 12/2019
Navios Victory	Panamax	2014	77,095	12,128 —	No 112% of average Baltic Panamax 4TC Index Routes	09/2019 01/2021
Navios Stellar	Capesize	2009	169,001	23,272 —	No 102% Weighted Average Baltic Capesize 5TC Index Routes	09/2019 01/2020
Navios Bonavis	Capesize	2009	180,022	32,458	No	09/2019
Navios Happiness	Capesize	2009	180,022	22,930 —	No 100.5% Weighted Average Baltic Capesize 5TC Index Routes	09/2019 03/2021
Navios Phoenix	Capesize	2009	180,242	16,424	No	12/2019
Navios Lumen	Capesize	2009	180,661	12,588 15,913	No No	09/2019 12/2019
Navios Antares	Capesize	2010	169,059	22,453 —	No 102% Weighted Average Baltic Capesize 5TC Index Routes	09/2019 01/2020
Navios Etoile	Capesize	2010	179,234	25,558 —	No 100.25% Weighted Average Baltic Capesize 5TC Index Routes	09/2019 12/2019
Navios Bonheur	Capesize	2010	179,259	25,433 —	No 101.5% Weighted Average Baltic Capesize C5 Index Routes	08/2019 09/2019
Navios Altamira	Capesize	2011	179,165	14,825	No	12/2019
Navios Azimuth	Capesize	2011	179,169	15,628	No	12/2019
Navios Ray	Capesize	2012	179,515	26,537 —	No 107% Weighted Average Baltic Capesize 5TC Index Routes	09/2019 08/2020
Navios Gem	Capesize	2014	181,336	17,480	No	12/2019

Long-Term Fleet. In addition to the 31 owned vessels, Navios Holdings controls a fleet of six Capesize, 17 Panamax, two Ultra Handymax, and one Handysize vessels under long-term charter-in contracts, which have an average age of approximately 3.6 years, basis fully delivered fleet. The average daily charter-in rate for the active long-term charter-in vessels (excluding vessels which are utilized to fulfill COAs) for the remaining six months of 2019 is $13,841. We estimate the days of the long-term charter-in vessels (excluding vessels which are utilized to fulfill COAs) for the remaining six months of 2019 are 3,729 days.

Long-term Chartered-in Vessels

Vessels	Type	Built	DWT	Purchase Option (3)		Charter-out Rate (1)		Expiration Date (2)
Navios Lyra	Handysize	2012	34,718	Yes	(4)	9,500		11/2019
Navios Mercury	Ultra Handymax	2013	61,393	Yes		10,723 —	(6)	08/2019 09/2019
Navios Venus	Ultra Handymax	2015	61,339	Yes		10,547 —	(7)	08/2019 11/2020
Navios Marco Polo	Panamax	2011	80,647	Yes		12,768 —	(8)	09/2019 08/2020
Navios Southern Star	Panamax	2013	82,224	Yes		18,956 — 17,408 —	(9) (9)	08/2019 09/2019 12/2019 02/2020
Elsa S	Panamax	2015	80,954	No		11,550 —	(10)	09/2019 01/2021
Navios Amber	Panamax	2015	80,994	Yes		14,206 —	(10)	08/2019 03/2021
Navios Sky	Panamax	2015	82,056	Yes		14,652 —	(11)	08/2019 05/2021
Navios Coral	Panamax	2016	84,904	Yes		15,404 —	(12)	09/2019 09/2020
Navios Citrine	Panamax	2017	81,626	Yes		16,443 — —	(13) (15)	08/2019 04/2020 12/2020
Navios Dolphin	Panamax	2017	81,630	Yes		13,557 — —	(13) (15)	12/2019 05/2020 11/2020
Mont Blanc Hawk	Panamax	2017	81,638	No		13,283 —	(10)	09/2019 04/2021
Cassiopeia Ocean	Panamax	2018	82,069	No		11,069 12,176 —	(10)	09/2019 12/2019 07/2021
Navios Gemini	Panamax	2018	82,069	No	(18)	14,393		09/2020

Vessels	Type	Built	DWT	Purchase Option (3)		Charter-out Rate (1)		Expiration Date (2)
Navios Horizon I	Panamax	2019	81,692	No	(18)	11,400 12,198 —	(15)	09/2019 12/2019 09/2021
King Ore	Capesize	2010	176,800	Yes				—
Navios Koyo	Capesize	2011	181,415	Yes		26,940 —	(14)	08/2019 12/2019
Navios Obeliks	Capesize	2012	181,415	Yes				—
Dream Canary	Capesize	2015	180,528	Yes		18,240 —	(15)	12/2019 12/2020
Dream Coral	Capesize	2015	181,249	Yes		16,625 —	(16)	12/2019 10/2020
Navios Felix	Capesize	2016	181,221	Yes		29,179 —	(17)	08/2019 12/2019

Long-term Bareboat Vessels

Vessels	Type	Built	DWT	Charter- out Rate (1)	Purchase Option	Index	Expiration Date (2)
Navios Herakles I	Panamax	2019	82,036	14,245	Yes	No	09/2020

Bareboat-in Fleet to be delivered

Vessels	Type	Delivery Date	DWT	Purchase Option (3)	Expiration Date
Navios Felicity I	Panamax	Q4 2019	81,000	Yes	Q4 2029
Navios Uranus	Panamax	Q4 2019	81,600	Yes	Q4 2029
Navios Galaxy II	Panamax	Q1 2020	81,600	Yes	Q1 2030
Navios Magellan II	Panamax	Q2 2020	81,000	Yes	Q1 2030

(1)	Daily rate net of commissions.
(2)	Expected redelivery basis midpoint of full redelivery period.
(3)	Generally, Navios Holdings may exercise its purchase option after three to five years of service.
(4)	Navios Holdings holds the initial 50% purchase option on the vessel.
(5)	Agreed to be sold.
(6)	110% to 112% of average Baltic Supramax 58 10TC Index Routes based on actual performance of index.
(7)	110% of average Baltic Supramax 58 10TC Index Routes.
(8)	112% of average Baltic Panamax 4TC Index Routes.
(9)	133.75% of average Baltic Panamax 4TC Index Routes.
(10)	115% of average Baltic Panamax 4TC Index Routes.
(11)	113% of average Baltic Panamax 4TC Index Routes.
(12)	120% of average Baltic Panamax 4TC Index Routes.
(13)	134% of average Baltic Panamax 4TC Index Routes.
(14)	110% of average Baltic Capesize 5TC Index Routes.
(15)	120% of average Baltic Capesize 5TC Index Routes.
(16)	122% of average Baltic Capesize 5TC Index Routes.
(17)	118% of average Baltic Capesize 5TC Index Routes.
(18)	Navios Holdings has the right of first refusal and profit sharing on sale of vessel.

Many of Navios Holdings’ current long-term chartered-in vessels are chartered from ship owners with whom Navios Holdings has long-standing relationships. Navios Holdings pays these ship owners daily rates of hire for such vessels, and then charters out these vessels to other parties, who pay Navios Holdings a daily rate of hire. Navios Holdings also enters into COAs pursuant to which Navios Holdings has agreed to carry cargoes, typically for industrial customers, who export or import dry bulk cargoes. Further, Navios Holdings enters into spot market voyage contracts, where Navios Holdings is paid a rate per ton to carry a specified cargo from point A to point B.

Short-Term Fleet. Navios Holdings’ short-term fleet is comprised of Capesize, Panamax and Ultra Handymax vessels chartered-in for durations of less than 12 months. The number of short-term vessels varies from time to time. These vessels are not included in the “core fleet” of the Company.

Charter Policy and Industry Outlook

Navios Holdings’ policy has been to take a portfolio approach to managing operating risks. This policy may lead Navios Holdings to time charter-out many of the vessels that it is operating (i.e., vessels owned by Navios Holdings or which Navios Holdings has taken into its fleet under charters having a duration of more than 12 months) for long-term periods at fixed or floating rates to various shipping industry counterparties considered by Navios Holdings to have appropriate credit profiles. By doing this, Navios Holdings aims to lock in, subject to credit and operating risks, favorable forward revenue and cash flows, which it believes, will cushion it against unfavorable market conditions, when the Company deems necessary. In addition, Navios Holdings trades additional vessels taken in on shorter term charters of less than 12 months duration as well as voyage charters or COAs.

Generally, this chartering policy may have the effect of generating Time Charter Equivalents (“TCE”) that are higher than spot employment. The average daily charter-in vessel cost for the Navios Holdings long-term charter-in fleet (excluding vessels, which are utilized to serve voyage charters or COAs) was $13,510 per day for the six month period ended June 30, 2019. The average long-term charter-in hire rate per vessel was included in the amount of long-term hire included elsewhere in this Report and was computed by (a) multiplying (i) the daily charter-in rate for each vessel by (ii) the number of days each vessel is in operation for the year; (b) summing those individual multiplications; and (c) dividing such total by the total number of charter-in vessel days for the year. Furthermore, Navios Holdings has the ability to increase its owned fleet through purchase options exercisable in the future at favorable prices relative to the then-current market. Navios Holdings holds 21 purchase options, including the purchase options of the vessels under bareboat contracts, expected to be delivered through 2020.

Navios Holdings believes that a decrease in global commodity demand, due to recessions, trade wars or other causes, from its current level, and the delivery of dry bulk carrier new buildings into the world fleet, could have an adverse impact on future revenue and profitability. A reduced freight rate environment also has an adverse impact on the value of Navios Holdings’ owned fleet. In reaction to a decline in freight rates, available ship financing can also be negatively impacted.

Navios Logistics owns and operates vessels, barges and pushboats located mainly in Argentina, the largest independent bulk transfer and storage port facility in Uruguay, and an upriver liquid port facility located in Paraguay. Operating results for Navios Logistics are highly correlated to: (i) South American grain production and export, in particular Argentinean, Brazilian, Paraguayan, Uruguayan and Bolivian production and export; (ii) South American iron ore production and export, mainly from Brazil; and (iii) sales (and logistic services) of petroleum products in the Argentine and Paraguayan markets. Navios Holdings believes that the continuing development of these businesses will foster throughput growth and therefore increase revenues at Navios Logistics. Should this development be delayed, grain harvests be reduced, or the market experience an overall decrease in the demand for grain or iron ore, the operations in Navios Logistics could be adversely affected.

Navios Containers’ policy has been to take a portfolio approach to managing operating risks. This policy may lead Navios Containers to time charter-out many or all of the vessels that it is operating (i.e., vessels owned by Navios Containers or which Navios Containers controls) for periods at fixed rates to various shipping industry counterparties considered by Navios Containers to have appropriate credit profiles. By doing this, Navios Containers aims to lock in, subject to credit and operating risks, when Navios Containers deems necessary, favorable forward revenue and cash flows, which it believes, will cushion it against unfavorable market conditions.

Navios Containers believes that a decrease in the global finished and semi-finished goods trades from its current level, due to recessions, trade wars or other causes, and the delivery of containership new buildings into the world fleet, could have an adverse impact on future revenue and profitability. A reduced time charter rate environment also has an adverse impact on the value of Navios Containers’ owned fleet. In reaction to a decline in time charter rates, available ship financing can also be negatively impacted.

Factors Affecting Navios Holdings’ Results of Operations

Navios Holdings believes the principal factors that will affect its future results of operations are the economic, regulatory, political and governmental conditions that affect the shipping industry generally and that affect conditions in countries and markets in which its vessels engage in business. Please read “Risk Factors” included in Navios Holdings’ Annual Report on Form 20-F for the year ended December 31, 2018 filed with the SEC for a discussion of certain risks inherent in its business.

Navios Holdings actively manages the risk in its operations by: (i) operating the vessels in its fleet in accordance with all applicable international standards of safety and technical ship management; (ii) enhancing vessel utilization and profitability through an appropriate mix of long-term charters complemented by spot charters (time charters for short-term employment) and COAs; (iii) monitoring the financial impact of corporate exposure from both physical and FFAs transactions; (iv) monitoring market and counterparty credit risk limits; (v) adhering to risk management and operation policies and procedures; and (vi) requiring counterparty credit approvals.

Navios Holdings believes that important measures for analyzing trends in its results of operations include the following:

•

Market Exposure: Navios Holdings manages the size and composition of its fleet by seeking a mix between chartering and owning vessels in order to adjust to anticipated changes in market rates. Navios Holdings aims to achieve an appropriate balance between owned vessels and long and short-term chartered-in vessels and controls approximately 6.0 million dwt in dry bulk tonnage. Navios Holdings’ options to extend the charter duration of vessels it has under long-term time charter (durations of over 12 months) and its purchase options on chartered vessels permit Navios Holdings to adjust the cost and the fleet size to correspond to market conditions.

•

Available days: Available days are the total number of days a vessel is controlled by a company less the aggregate number of days that the vessel is off-hire due to scheduled repairs or repairs under guarantee, vessel upgrades or special surveys and ballast days relating to voyages. The shipping industry uses available days to measure the number of days in a period during which vessels should be capable of generating revenues.

•

Operating days: Operating days are the number of available days in a period less the aggregate number of days that the vessels are off-hire due to any reason, including lack of demand or unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels actually generate revenues.

•

Fleet utilization: Fleet utilization is obtained by dividing the number of operating days during a period by the number of available days during the period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons other than scheduled repairs or repairs under guarantee, vessel upgrades, special surveys or vessel positioning.

•

TCE rates: TCE rates are defined as voyage and time charter revenues less voyage expenses during a period divided by the number of available days during the period. The TCE rate is a standard shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters, because charter hire rates for vessels on voyage charters are generally not expressed in per day amounts, while charter hire rates for vessels on time charters generally are expressed in such amounts.

•	Equivalent vessels: Equivalent vessels are defined as the available days of the fleet divided by the number of the calendar days in the period.

Voyage and Time Charter

Revenues are driven primarily by the number and type of vessels in the fleet, the number of days during which such vessels operate and the amount of daily charter hire rates that the vessels earn under charters, which, in turn, are affected by a number of factors, including:

•	the duration of the charters;

•	the level of spot market rates at the time of charters;

•	decisions relating to vessel acquisitions and disposals;

•	the amount of time spent positioning vessels;

•	the amount of time that vessels spend in drydock undergoing repairs and upgrades;

•	the age, condition and specifications of the vessels; and

•	the aggregate level of supply and demand in the dry bulk shipping industry.

Time charters are available for varying periods, ranging from a single trip (spot charter) to a long-term period which may be many years. Under a time charter, owners assume no risk for finding business and obtaining and paying for fuel or other expenses related to the voyage, such as port entry fees. In general, a long-term time charter assures the vessel owner of a consistent stream of revenue. Operating the vessel in the spot market affords the owner greater spot market opportunity, which may result in high rates when vessels are in high demand or low rates when vessel availability exceeds demand. Vessel charter rates are affected by world economics, international events, weather conditions, labor strikes, governmental policies, supply and demand, and many other factors that might be beyond the control of management.

Consistent with industry practice, Navios Holdings uses TCE rates as a method of analyzing fluctuations between financial periods and as a method of equating revenue generated from a voyage charter to time charter revenue.

TCE rate also serves as an industry standard for measuring revenue and comparing results between geographical regions and among competitors.

The cost to maintain and operate a vessel increases with the age of the vessel. Older vessels are less fuel efficient, cost more to insure and require upgrades from time to time to comply with new regulations. The average age of Navios Holdings’ owned fleet is 10.9 years, excluding vessels agreed to be sold. As Navios Holdings’ fleet ages or if Navios Holdings expands its fleet by acquiring previously owned and older vessels, the cost per vessel would be expected to rise and, assuming all else, including rates, remains constant, vessel profitability would be expected to decrease.

Statement of Operations Breakdown by Segment

Navios Holdings reports financial information and evaluates its operations by charter revenues and not by vessel type, length of ship employment, customers or type of charter. Navios Holdings does not use discrete financial information to evaluate the operating results for each such type of charter. Although revenue can be identified for each type of charter, management does not identify expenses, profitability or other financial information on a charter-by-charter or type of charter basis. The reportable segments reflect the internal organization of the Company and are strategic businesses that offer different products and services. The Company currently has three reportable segments: Dry Bulk Vessel Operations, the Logistics Business and the Containers Business. The Dry Bulk Vessel Operations segment consists of the transportation and handling of bulk cargoes through the ownership, operation, and trading of vessels and freight. The Logistics Business segment consists of port terminal business, barge business and cabotage business in the Hidrovia region of South America. The Containers Business is a reportable segment, as a result of the consolidation of Navios Containers since November 30, 2018 (date of obtaining control). Navios Holdings measures segment performance based on net income attributable to Navios Holdings’ common stockholders.

For further segment information, please see Note 11 to the Condensed Consolidated Financial Statements included elsewhere in this Report.

Period over Period Comparisons

For the Three Month Period Ended June 30, 2019 Compared to the Three Month Period Ended June 30, 2018

The following table presents consolidated revenue and expense information for the three month periods ended June 30, 2019 and 2018, respectively. This information was derived from the unaudited condensed consolidated statement of comprehensive (loss)/income of Navios Holdings for the respective periods. Navios Containers was consolidated since November 30, 2018, as such no comparative figures are presented for the Containers Business.

	Three Month Period Ended June 30, 2019	Three Month Period Ended June 30, 2018
(in thousands of U.S. dollars)	(unaudited)	(unaudited)
Revenue	$147,189	$132,051
Administrative fee revenue from affiliates	6,318	7,126
Time charter, voyage and logistics business expenses	(45,089)	(53,888)
Direct vessel expenses	(42,591)	(24,533)
General and administrative expenses incurred on behalf of affiliates	(6,318)	(7,126)
General and administrative expenses	(10,444)	(8,327)
Depreciation and amortization	(29,269)	(24,537)
Interest expense and finance cost, net	(34,276)	(33,253)
Impairment loss/ loss on sale of vessels, net	(18,253)	(6,595)
Gain on bond extinguishment	5,712	—
Other income /(expense), net	8,076	(2,242)

Loss before equity in net earnings of affiliated companies	$(18,945)	$(21,324)
Equity in net losses of affiliated companies	(16,779)	(3,025)

Loss before taxes	$(35,724)	$(24,349)
Income tax (expense)/ benefit	(143)	502

Net loss	$(35,867)	$(23,847)
Less: Net income attributable to the noncontrolling interest	(564)	(1,445)

Net loss attributable to Navios Holdings common stockholders	$(36,431)	$(25,292)

Set forth below are selected historical and statistical data for the Dry Bulk Vessel Operations segment for each of the three month periods ended June 30, 2019 and 2018 that the Company believes may be useful in better understanding the Company’s financial position and results of operations.

	Three Month Period Ended June 30,
	2019	2018
	(unaudited)	(unaudited)
FLEET DATA
Available days	4,976	5,810
Operating days	4,959	5,800
Fleet utilization	99.7%	99.8%
Equivalent vessels	55	64
AVERAGE DAILY RESULTS
Time Charter Equivalents	$10,500	$11,791

During the three month period ended June 30, 2019, there were 834 fewer available days as compared to the same period during 2018 due to (i) a net decrease in available days of owned vessels by 432 days following the sale of three and four of the Company’s vessels in 2019 and 2018, respectively, partially mitigated by the acquisition of one vessel in the third quarter of 2018; and (ii) a decrease in long-term charter-in fleet available days by 402 days.

The average TCE rate for the three month period ended June 30, 2019 was $10,500 per day, which was 10.9% or $1,291 per day lower than the rate achieved in the same period during 2018. This was primarily due to the decrease in net available days of the fleet as well as the decline in the freight and time charter market.

Revenue: Revenue from Dry Bulk Vessel Operations for the three month period ended June 30, 2019 was $52.9 million, as compared to $72.0 million for the same period during 2018. The decrease in dry bulk revenue was mainly attributable to the decrease in the TCE per day by 10.9% to $10,500 per day in the second quarter of 2019, as compared to $11,791 per day in the same period of 2018.

Revenue from the Logistics Business was $60.6 million for the three month period ended June 30, 2019 as compared to $60.1 million for the same period in 2018. The increase was mainly attributable to (i) a $4.5 million increase in revenue from the barge business mainly due to higher volumes of liquid cargo transported, (ii) a $2.9 million increase in revenue from the cabotage business mainly due to an increase in operating days of the cabotage fleet; and (iii) a $0.3 million increase in revenue from the port terminal business mainly due to an increase in the iron ore port terminal revenues. The overall increase was partially offset by a $7.2 million decrease in sales of products mainly due to a decrease in the Paraguayan liquid port’s volumes of products sold.

Revenue from the Containers Business for the three month period ended June 30, 2019 was $33.7 million and consisted of time charter revenues.

Administrative Service fee from Affiliates: Administrative fee revenue from affiliates decreased by $0.8 million, or 11.3%, to $6.3 million for the three month period ended June 30, 2019, as compared to $7.1 million for the same period in 2018. See the general and administrative expenses discussion below.

Time Charter, Voyage and Logistics Business Expenses: Time charter, voyage and logistics business expenses decreased by $8.8 million, or 16.3%, to $45.1 million for the three month period ended June 30, 2019, as compared to $53.9 million for the three month period ended June 30, 2018.

Time charter and voyage expenses from Dry Bulk Vessel Operations decreased by $6.2 million, or 17.1%, to $30.0 million for the three month period ended June 30, 2019, as compared to $36.2 million for the three month period ended June 30, 2018. This was primarily due to (i) a decrease in charter-in and other voyage expenses by $3.7 million; (ii) a decrease in port expenses by $1.6 million; and (iii) a decrease in off hire and fuel expenses by $0.9 million.

Of the total expenses for the three month periods ended June 30, 2019 and 2018, $13.9 million and $17.7 million, respectively, were related to Navios Logistics. The decrease of $3.9 million in time charter, voyage and Logistics Business expenses related to Navios Logistics was mainly due to (i) a decrease in cost of products sold mainly attributable to a decrease in the Paraguayan liquid port terminal’s volumes of products sold; and (ii) a decrease in time charter and voyage expenses of the cabotage business. This decrease was partially mitigated by (i) an increase in time charter and voyage expenses of the barge business mainly due to higher volumes of liquid and dry cargo transshipped; and (ii) an increase in time charter and voyage expenses of the port terminal business mainly due to higher volumes transshipped in the grain and iron ore port terminal.

Time charter and voyage expenses from the Containers Business for the three month period ended June 30, 2019 was $1.3 million.

Direct Vessel Expenses: Direct vessel expenses increased by $18.1 million, or 73.9%, to $42.6 million for the three month period ended June 30, 2019, as compared to $24.5 million for the three month period ended June 30, 2018. Direct vessel expenses include crew costs, provisions, deck and engine stores, lubricating oils, insurance premiums and costs for maintenance and repairs.

Direct vessel expenses from Dry Bulk Operations increased by $1.2 million, or 12.1%, to $11.1 million for the three month period ended June 30, 2019, as compared to $9.9 million for the three month period ended June 30, 2018. This increase was mainly attributable to (i) an increase in crew costs; (ii) an increase in spare expenses and (iii) the acquisition of one vessel in the third quarter of 2018. This overall increase was partially mitigated by (i) the sale of three and four of the Company’s vessels in 2019 and 2018, respectively; and (ii) a decrease in sundry general expenses.

Of the total amounts for the three month periods ended June 30, 2019 and 2018, $14.7 million and $14.6 million, respectively, were related to Navios Logistics. The increase of $0.1 million in direct vessel expenses related to Navios Logistics was mainly attributable to a $1.0 million increase in the cabotage business mainly due to increase in operating days. The overall increase was partially mitigated by a $0.9 million decrease in the barge business mainly attributable to decreased crew costs.

Direct vessel expenses from the Containers Business for the three month period ended June 30, 2019 was $16.8 million, of which $16.4 million represent management fees which have been eliminated upon consolidation.

General and Administrative Expenses Incurred on Behalf of Affiliates: General and administrative expenses incurred on behalf of affiliates decreased by $0.8 million, or 11.3%, to $6.3 million for the three month period ended June 30, 2019, as compared to $7.1 million for the same period in 2018. See the general and administrative expenses discussion below.

General and Administrative Expenses: General and administrative expenses of Navios Holdings are comprised of the following:

	Three Month Period Ended June 30, 2019	Three Month Period Ended June 30, 2018
(in thousands of U.S. dollars)	(unaudited)	(unaudited)
Administrative fee revenue from affiliates	$(6,318)	$(7,126)
General and administrative expenses incurred on behalf of affiliates	6,318	7,126
General and administrative expenses	10,444	8,327

	Three Month Period Ended June 30, 2019	Three Month Period Ended June 30, 2018
(in thousands of U.S. dollars)	(unaudited)	(unaudited)
Dry Bulk Vessel Operations	$3,503	$4,364
Logistics Business	4,371	3,963
Containers Business	2,570	—

General and administrative expenses	$10,444	$8,327

The increase in general and administrative expenses by $2.1 million, or 25.3%, to $10.4 million for the three month period ended June 30, 2019, as compared 8.3 million the three month period ended June 30, 2018, was mainly attributable to (i) $2.6 million general and administrative expenses of the Containers Business ($2.0 million represent general and administrative fess which have been eliminated upon consolidation); and (ii) a $0.4 million increase in general and administrative expenses in the Logistics Business, partially mitigated by a $0.9 million decrease in general and administrative expenses from Dry Bulk Vessel Operations.

Depreciation and Amortization: For the three month period ended June 30, 2019, depreciation and amortization increased by $4.8 million to $29.3 million as compared to $24.5 million for the three month period ended June 30, 2018.

Depreciation expenses related to Dry Bulk Vessel Operations decreased by $3.9 million, or 23.4%, to $12.8 million for the three month period ended June 30, 2019, as compared to $16.7 million for the three month period ended June 30, 2018. This decrease was primarily due to (i) the sale of three and four of the Company’s vessels in 2019 and 2018, respectively; and (ii) the impairment loss recognized in the fourth quarter of 2018 for four of the Company’s vessels; partially mitigated by the acquisition of one vessel in the third quarter of 2018. Amortization expenses related to dry bulk operations remained stable at $0.7 million for each of the three month periods ended June 30, 2019 and 2018.

Of the total amount of depreciation and amortization for the three month period ended June 30, 2019 and 2018, $7.3 million and $7.2 million, respectively, related to Navios Logistics. The increase of $0.1 million in depreciation and amortization of the Logistics Business was mainly due to a $0.2 million increase in the cabotage business, partially mitigated by a $0.1 million decrease in the barge business.

Depreciation and amortization expenses related to the Containers Business for the three month period ended June 30, 2019 was $8.5 million.

Interest Expense and Finance Cost, Net: Interest expense and finance cost, net increased by $1.0 million, or 3.0%, to $34.3 million for the three month period ended June 30, 2019, as compared to $33.3 million in the same period in 2018. This increase was mainly due to (i) $4.1 million interest expense and finance cost, net of the Containers Business for the three month period ended June 30, 2019. This increase was partially mitigated by (i) a $1.5 million decrease in interest expense and finance cost, net of Dry Bulk Vessel Operations, mainly attributable to the full repayment of one of the Company’s secured credit facilities and the repurchase of 2022 Notes (as defined herein); (ii) a $0.9 million increase in interest income of the Dry Bulk Vessel Operations, mainly due to higher interest income from loans provided to Navios Europe I and Navios Europe II and the amortization of the premium from the transfer in March 2017 of Navios Holdings’ participation in the Navios Revolving Loans I (as defined herein) to Navios Partners; and (iii) a $0.7 million decrease in interest expense and finance cost, net of the Logistics Business.

Impairment loss on sale of vessels, net: During the three month period ended June 30, 2019, the Company recognized an impairment loss/loss on sale of vessels of $20.1 million relating to the sale of Navios Vector, Navios Mercator and Navios Arc; partially mitigated by a gain of $1.8 million relating to the sale of Navios Equator Prosper (see also Note 15 included elsewhere in this Report). During the three month period ended June 30, 2018, the Company recognized an impairment loss of $6.6 million relating to the sale of Navios Achilles.

Gain on Bond Extinguishment: During the three month period ended June 30, 2019, Navios Logistics repurchased $4.0 million of its 2022 Notes (as defined herein) from unaffiliated third parties in open market transactions for a cash consideration of $2.1 million and the Company repurchased $11.0 million in par value of its 2022 Notes for a cash consideration of $7.0 million resulting in a total gain on bond extinguishment of $5.7 million, net of deferred fees written-off.

Other Income/(Expense), Net: Other income, net increased by $10.3 million, to $8.1 million net income for the three month period ended June 30, 2019, as compared to $2.2 million net expense for the same period in 2018. This increase was due to (i) a $11.8 million increase in other income, net of Dry Bulk Vessel Operations; and (ii) a $1.9 million increase in other income, net of the Logistics Business. The overall increase was partially mitigated by $3.4 million other expense, net of the Containers Business for the three month period ended June 30, 2019.

The increase in other income, net of Dry Bulk Vessel Operations was mainly due to a $13.2 million increase in miscellaneous other income, net including income related to extraordinary fees and costs related to regulatory requirements under management agreements. This increase was partially mitigated by (i) a $0.7 million increase in loss from foreign exchange differences; (ii) a $0.4 million increase in taxes other than income taxes; and (iii) a $0.3 million increase in provisions for losses on accounts receivable.

The increase in other income, net of the Logistics Business was mainly due to (i) a $1.3 million increase in the port terminal business mainly due to income recorded from an insurance claim; (ii) a $0.5 million increase in the barge business mainly due to decreased provisions for losses on accounts receivable; and (iii) a $0.1 million increase in the cabotage business.

Other expense, net related to the Containers Business for the three month period ended June 30, 2019 was $3.4 million ($1.5 million represent certain extraordinary fees and costs related to regulatory requirements under Navios Containers’ management agreement which have been eliminated upon consolidation).

Equity in Net Losses of Affiliated Companies: Equity in net losses of affiliated companies increased by $13.8 million, or 460.0%, to $16.8 million for the three month period ended June 30, 2019, as compared to $3.0 million for the same period in 2018, mainly due to (i) a $13.5 million other-than-temporary impairment (“OTTI”) loss relating to the investment in Navios Acquisition recognized in the second quarter of 2019; (ii) a $4.9 million decrease in equity method income from Navios Partners; and (iii) a 0.1 million decrease in equity method income from Navios Containers. The overall increase was partially mitigated by (i) a $4.6 million increase in equity method income from Navios Acquisition; and (ii) a $0.1 million increase in equity method income from Navios Europe II.

Income Tax (Expense)/Benefit: Income tax benefit for the three month period ended June 30, 2019 decreased by $0.6 million to a $0.1 million expense for the three month period ended June 30, 2019, as compared to a $0.5 million benefit for the same period in 2018. The total change in income tax was attributable to Navios Logistics due to (i) a decrease in income tax benefit in the barge business; and (ii) an increase in income tax expense of the cabotage business.

Net Income Attributable to the Noncontrolling Interest: Net income attributable to the noncontrolling interest decreased by $0.8 million to $0.6 million for the three month period ended June 30, 2019, as compared to $1.4 million for the same period in 2018. This decrease was mainly attributable to a $2.1 million increase in net income of the Logistics Business for the three month period ended June 30, 2019, as compared to the same period in 2018, partially mitigated by a $2.9 million loss of the Containers Business for the three month period ended June 30, 2019.

For the Six Month Period Ended June 30, 2019 Compared to the Six Month Period Ended June 30, 2018

The following table presents consolidated revenue and expense information for the six month periods ended June 30, 2019 and 2018. This information was derived from the unaudited condensed consolidated revenue and expense accounts of Navios Holdings for the respective periods.

	Six Month Period Ended June 30, 2019	Six Month Period Ended June 30, 2018
(in thousands of U.S. dollars)	(unaudited)	(unaudited)
Revenue	$287,469	$248,933
Administrative fee revenue from affiliates	12,782	14,131
Time charter, voyage and logistics business expenses	(94,733)	(105,383)
Direct vessel expenses	(82,027)	(48,797)
General and administrative expenses incurred on behalf of affiliates	(12,782)	(14,131)
General and administrative expenses	(20,470)	(15,254)
Depreciation and amortization	(59,054)	(50,603)
Interest expense and finance cost, net	(68,673)	(65,063)
Impairment loss/ loss on sale of vessels, net	(23,784)	(13,310)
Gain on bond extinguishment	21,374	—
Other income /(expense), net	13,465	(7,061)

Loss before equity in net earnings of affiliated companies	$(26,433)	$(56,538)
Equity in net losses of affiliated companies	(12,502)	(9,489)

Loss before taxes	$(38,935)	$(66,027)
Income tax (expense)/ benefit	(548)	944

Net loss	$(39,483)	$(65,083)
Less: Net income attributable to the noncontrolling interest	(2,252)	(1,066)

Net loss attributable to Navios Holdings common stockholders	$(41,735)	$(66,149)

Set forth below are selected historical and statistical data for the Dry Bulk Vessel Operations segment for each of the six month periods ended June 30, 2019 and 2018 that the Company believes may be useful in better understanding the Company’s financial position and results of operations.

	Six Month Period Ended June 30,
	2019	2018
	(unaudited)	(unaudited)
FLEET DATA
Available days	10,313	11,349
Operating days	10,271	11,315
Fleet utilization	99.6%	99.7%
Equivalent vessels	57	63
AVERAGE DAILY RESULTS
Time Charter Equivalents	$10,045	$11,412

During the six month period ended June 30, 2019, there were 1,036 less available days as compared to the same period in 2018, due to (i) a decrease in available days for owned vessels by 534 days following the sale of three and five of the Company’s vessels in 2019 and 2018, respectively, partially mitigated by the acquisition of two vessels in 2018; and (ii) a decrease in long-term charter-in fleet available days by 502 days.

The average TCE rate for the six month period ended June 30, 2019 was $10,045 per day, $1,367 per day lower than the rate achieved in the same period in 2018. This was primarily due to the decrease in net available days of the fleet as well as the decline in the freight and time charter market.

Revenue: Revenue from Dry Bulk Vessel operations for the six month period ended June 30, 2019 was $105.6 million, as compared to $136.6 million for the same period in 2018. The decrease in dry bulk revenue was mainly attributable to the decrease in TCE per day by 12.0% to $10,045 per day in the first half of 2019, as compared to $11,412 per day in the same period in 2018.

Revenue from the Logistics Business was $116.4 million for the six month period ended June 30, 2019 as compared to $112.3 million for the same period in 2018. The increase was mainly attributable to (i) a $6.3 million increase in revenue from the barge business mainly due to an increase in revenue from liquid and dry cargo transportation, (ii) a $4.1 million increase in revenue from the cabotage business mainly due to an increase in operating days of the cabotage fleet; and (iii) a $3.2 million increase in revenue from the port terminal business mainly due to an increase in the volumes transshipped in the grain port terminal. The overall increase was partially mitigated by a $9.5 million decrease in revenue from port terminal business mainly due to a decrease in the Paraguayan liquid port’s volumes of products sold.

Revenue from the Containers Business for the six month period ended June 30, 2019 was $65.5 million and consisted of time charter revenues.

Administrative Fee Revenue From Affiliates: Administrative fee revenue from affiliates decreased by $1.3 million, or 9.2%, to $12.8 million for the six month period ended June 30, 2019, as compared to $14.1 million for the same period in 2018. See the General and Administrative Expenses discussion below.

Time Charter, Voyage and Logistics Business Expenses: Time charter, voyage and logistics business expenses decreased by $10.7 million, or 10.2%, to $94.7 million for the six month period ended June 30, 2019, as compared to $105.4 million for the six month period ended June 30, 2018.

The time charter and voyage expenses from dry bulk operations decreased by $8.9 million, or 12.5%, to $62.4 million for the six month period ended June 30, 2019, as compared to $71.3 million for the six month period ended June 30, 2018. This decrease was mainly attributable to (i) a decrease in port expenses by $3.3 million; (ii) a decrease in charter-in and other voyage expenses by $3.1 million; and (iii) a decrease in off hire and fuel expenses by $2.5 million.

Of the total amounts of time charter, voyage and logistics business expenses for the six month periods ended June 30, 2019 and 2018, $29.3 million and $34.1 million, respectively, were related to Navios Logistics. The decrease in time charter, voyage and logistics business expenses was mainly due to a $9.2 million decrease in cost of products sold mainly due to a decrease in the Paraguayan liquid port’s cost of products purchased. The overall decrease was partially mitigated by (i) a $3.3 million increase in time charter and voyage expenses of the barge business mainly due to higher volumes of liquid cargo transported; (ii) a $0.7 million increase in time charter and voyage expenses of the cabotage business mainly due to more spot voyages performed; and (iii) a $0.4 million increase in time charter and voyage expenses of the port terminal business, mainly due to higher volumes transshipped in the grain port terminal.

Time charter and voyage expenses from the Containers Business for the six month period ended June 30, 2019 was $3.0 million.

Direct Vessel Expenses: Direct vessel expenses increased by $33.2 million, or 68.0%, to $82.0 million for the six month period ended June 30, 2019, as compared to $48.8 million for the same period in 2018. Direct vessel expenses include crew costs, provisions, deck and engine stores, lubricating oils, insurance premiums and costs for maintenance and repairs.

Direct vessel expenses from dry bulk operations increased by $2.6 million, or 13.4%, to $22.0 million for the six month period ended June 30, 2019, as compared to $19.4 million for the six month period ended June 30, 2018. This increase was mainly attributable to (i) an increase in crew costs; (ii) an increase in spare expenses and (iii) the acquisition of two vessels. This overall increase was partially mitigated by (i) the sale of three and five of the Company’s vessels in 2019 and 2018, respectively; and (ii) a decrease in sundry general expenses.

Of the total amounts of direct vessel expenses for the six month periods ended June 30, 2019 and 2018, $27.3 million and $29.4 million, respectively, related to Navios Logistics. The decrease of $2.1 million in direct vessel expenses related to Navios Logistics was mainly attributable to a $3.0 million decrease in the barge business mainly due to lower crew costs. The overall decrease was partially mitigated by a $0.9 million increase in the cabotage business, mainly due to increase in operating days.

Direct vessel expenses from the Containers Business for the six month period ended June 30, 2019 was $32.7 million, of which $32.1 million represent management fees which have been eliminated upon consolidation.

General and Administrative Expenses Incurred on Behalf of Affiliates: General and administrative expenses incurred on behalf of affiliates decreased by $1.3 million, or 9.2%, to $12.8 million for the six month period ended June 30, 2019, as compared to $14.1 million for the same period in 2018. See the General and Administrative Expenses discussion below.

General and Administrative Expenses: General and administrative expenses of Navios Holdings comprise of the following:

	Six Month Period Ended June 30, 2019	Six Month Period Ended June 30, 2018
(in thousands of U.S. dollars)	(unaudited)	(unaudited)
Administrative fee revenue from affiliates	$(12,782)	$(14,131)
General and administrative expenses incurred on behalf of affiliates	12,782	14,131
General and administrative expenses	20,470	15,254

	Six Month Period Ended June 30, 2019	Six Month Period Ended June 30, 2018
(in thousands of U.S. dollars)	(unaudited)	(unaudited)
Dry Bulk Vessel Operations	$7,272	$7,367
Logistics Business	8,134	7,887
Containers Business	5,064	—

General and administrative expenses	$20,470	$15,254

The increase in general and administrative expenses by $5.2 million, or 34.0%, to $20.5 million for the six month period ended June 30, 2019, as compared to $15.3 million for the six month period ended June 30, 2018, was mainly attributable to (i) $5.1 million general and administrative expenses of the Containers Business ($3.9 million represent general and administrative fess which have been eliminated upon consolidation); and (ii) a $0.2 million increase in general and administrative expenses in the Logistics Business, partially mitigated by a $0.1 million decrease in general and administrative expenses from Dry Bulk Vessel Operations.

Depreciation and Amortization: For the six month period ended June 30, 2019, depreciation and amortization increased by $8.5 million, or 16.8%, to $59.1 million, as compared to $50.6 million for the same period in 2018.

Depreciation expenses related to dry bulk operations decreased by $8.9 million, or 24.6%, to $27.3 million for the six month period ended June 30, 2019, as compared to $36.2 million for the six month period ended June 30, 2018. This decrease was primarily due to (i) the sale of three and five of the Company’s vessels in 2019 and 2018, respectively; and (ii) the impairment loss recognized in the fourth quarter of 2018 for four of the Company’s vessels; partially mitigated by the acquisition of two vessels in 2018. Amortization expenses related to Dry Bulk Operations remained stable at $1.4 million for each of the six month periods ended June 30, 2019 and 2018.

Of the total amount of depreciation and amortization for the six month periods ended June 30, 2019 and 2018, $14.7 million and $14.4 million, respectively, related to Navios Logistics. The increase of $0.3 million in depreciation and amortization of the Logistics Business was mainly due to (i) a $0.3 million increase in the cabotage business; and (ii) a $0.1 million increase in the barge business. The overall increase was partially mitigated by a $0.1 million decrease in the port terminal business.

Depreciation and amortization expenses related to the Containers Business for the six month period ended June 30, 2019 was $17.1 million.

Interest Expense and Finance Cost, Net: Interest expense and finance cost, net for the six month period ended June 30, 2019 increased by $3.6 million, or 5.5%, to $68.7 million, as compared to $65.1 million in the same period of 2018. This increase was mainly due to (i) $7.7 million interest expense and finance cost, net of the Containers Business for the six month period ended June 30, 2019. This increase was partially mitigated by (i) a $2.3 million decrease in interest expense and finance cost, net of Dry Bulk Vessel Operations, mainly attributable to the full repayment of one of the Company’s secured credit facilities and the repurchase of 2022 Notes (as defined herein); (ii) a $1.6 million increase in interest income of the Dry Bulk Vessel Operations, mainly due to higher interest income from loans provided to Navios Europe I and Navios Europe II and the amortization of the premium from the transfer in March 2017 of Navios Holdings’ participation in the Navios Revolving Loans I (as defined herein) to Navios Partners; and (iii) a $0.2 million decrease in interest expense and finance cost, net of the Logistics Business.

Impairment loss on sale of vessels, net: During the six month period ended June 30, 2019, the Company recognized an impairment loss/loss on sale of vessels of $25.6 million relating to the sale of Navios Vector, Navios Mercator, Navios Arc and Navios Meridian; partially mitigated by a gain of $1.8 million relating to the sale of Navios Equator Prosper (see also Note 15 included elsewhere in this Report). During the six month period ended June 30, 2018, the Company recognized (i) an impairment loss of $6.7 million relating to the sale of Navios Herakles; and (ii) an impairment loss of $6.6 million relating to the sale of Navios Achilles.

Gain on bond extinguishment: During the six month period ended June 30, 2019, Navios Logistics repurchased $35.5 million of its 2022 Notes (as defined herein) from unaffiliated third parties in open market transactions for a cash consideration of $17.6 million and the Company repurchased $11.0 million in par value of its 2022 Notes for a cash consideration of $7.0 million resulting in a total gain on bond extinguishment of $21.4 million, net of deferred fees written-off.

Other Income/(Expense), Net: Other income, net increased by $20.6 million, or 290.1%, to $13.5 million of income for the six month period ended June 30, 2019, as compared to $7.1 million of expense for the same period in 2018. This increase was due to (i) a $20.9 million increase in other income, net of Dry Bulk Vessel Operations; and (ii) a $3.0 million increase in other income, net of the Logistics Business. The overall increase was partially mitigated by $3.3 million other expense, net of the Containers Business for the six month period ended June 30, 2019.

The increase in other income, net of Dry Bulk Vessel Operations was mainly due to (i) a $21.3 million increase in miscellaneous other income, net including income related to extraordinary fees and costs related to regulatory requirements under management agreements; and (ii) a $0.4 million decrease in loss from foreign exchange differences. This increase was partially mitigated by (i) a $0.7 million increase in provisions for losses on accounts receivable; and (ii) a $0.1 million increase in taxes other than income taxes.

The increase in other income, net of the Logistics Business was mainly due to (i) a $1.4 million increase in the barge business mainly due to decreased provisions for losses on accounts receivable; (ii) a $1.4 million increase in the port terminal business mainly due to income recorded from an insurance claim; and (iii) a $0.1 million increase in the cabotage business.

Other expense, net related to the Containers Business for the six month period ended June 30, 2019 was $3.3 million ($2.9 million represent certain extraordinary fees and costs related to regulatory requirements under Navios Containers’ management agreement which have been eliminated upon consolidation).

Equity in Net Losses of Affiliated Companies: Equity in net losses of affiliated companies increased by $3.0 million, or 31.6%, to $12.5 million for the six month period ended June 30, 2019, as compared to $9.5 million for the same period in 2018, mainly due to (i) a $13.5 million OTTI loss relating to the investment in Navios Acquisition recognized in the second quarter of 2019; (ii) a $6.4 million decrease in equity method income from Navios Partners; and (iii) a 0.2 million decrease in equity method income from Navios Containers. The overall increase was partially mitigated by (i) a $16.9 million increase in equity method income from Navios Acquisition; and (ii) a $0.2 million increase in equity method income from Navios Europe II.

Income Tax (Expense)/Benefit: Income tax benefit for the six month period ended June 30, 2019 decreased by $1.4 million, or 155.6%, to a $0.5 million expense for the six month period ended June 30, 2019, as compared to a $0.9 million benefit for the same period in 2018. The total change in income tax was attributable to Navios Logistics due to (i) a decrease in income tax benefit in the barge business; and (ii) an increase in income tax expense of the cabotage business.

Net Income Attributable to the Noncontrolling Interest: Net income attributable to the noncontrolling interest increased by $1.2 million to $2.3 million for the six month period ended June 30, 2019, as compared to $1.1 million for the same period in 2018. This increase was mainly attributable to a $4.4 million increase in net income of the Logistics Business for the six month period ended June 30, 2019, as compared to the same period in 2018, partially mitigated by a $3.2 million loss of the Containers Business for the six month period ended June 30, 2019.

Non-Guarantor Subsidiaries

Our non-guarantor subsidiaries accounted for $181.9 million, or 63.3% and $94.3 million, or 64.1%, of our revenue for the six and three month periods ended June 30, 2019, respectively, $9.1 million net income and $5.9 million net income, of our $41.7 million net loss and $36.4 million net loss for the six and three month periods ended June 30, 2019, respectively, $70.9 million, or 75.6% and $36.6 million, or 118.8% of our Adjusted EBITDA for the six and three month periods ended June 30, 2019, respectively, $1,456.2 million, or 49.6%, of our total assets and $849.8 million, or 34.4%, of our total liabilities, in each case, for the six month period ended and as of June 30, 2019. Our non-guarantor subsidiaries accounted for $112.3 million, or 45.1% and $60.1 million, or 45.5%, of our revenue for the six and three month periods ended June 30, 2018, respectively, $1.4 million net income and $2.0 million net income, of our $66.1 million net loss and $25.3 million net loss for the six and three month periods ended June 30, 2018, respectively, $37.7 million, or 65.0% and $20.4 million, or 55.7% of our Adjusted EBITDA for the six and three month periods ended June 30, 2018, respectively, $944.5 million, or 36.7%, of our total assets and $577.9 million, or 28.6%, of our total liabilities, in each case, for the six month period ended and as of June 30, 2018. Our non-guarantor subsidiaries accounted for $1,394.5 million, or 52.0%, of our total assets and $799.4 million, or 37.0%, of our total liabilities, in each case, as of December 31, 2018.

Liquidity and Capital Resources

Navios Holdings has historically financed its capital requirements with cash flows from operations, equity contributions from stockholders, issuance of debt and borrowings under bank credit facilities. Main uses of funds have been capital expenditures for the acquisition of new vessels, new construction and upgrades at the port terminals, expenditures incurred in connection with ensuring that the owned vessels comply with international and regulatory standards, repayments and/or prepayments of debt and payments of dividends. Navios Holdings may from time to time, subject to restrictions under its debt and equity instruments, including limitations on dividends and repurchases under its preferred stock, depending upon market conditions and financing needs, use funds to refinance or repurchase its debt and/or equity in privately negotiated or open market transactions, by tender offer or otherwise, in compliance with applicable laws, rules and regulations, at prices and on terms Navios Holdings deems appropriate and subject to Navios Holdings cash requirements for other purposes, compliance with the covenants under Navios Holdings’ debt agreements and equity instruments, and other factors management deems relevant. Generally, Navios Holding’s sources of funds may be from cash from operations, long-term borrowings and other debt or equity financings, proceeds from asset sales and proceeds from sale of its stake in its investments. We cannot assure you that we will be able to secure adequate financing or obtain additional funds on favorable terms, to meet our liquidity needs as our ability to secure adequate financing and obtain additional funds is partially dependent on market and industry factors. See “Working Capital Position” and “Long-Term Debt Obligations and Credit Arrangements” for further discussion of Navios Holdings’ working capital position.

The following table presents cash flow information derived from the unaudited condensed consolidated statements of cash flows of Navios Holdings for the six month periods ended June 30, 2019 and 2018.

	Six Month Period Ended June 30, 2019	Six Month Period Ended June 30, 2018
(in thousands of U.S. dollars)	(unaudited)	(unaudited)
Net cash provided by operating activities	$42,676	$29,514
Net cash used in investing activities	(44,705)	(22,750)
Net cash used in financing activities	(26,669)	(19,522)

Decrease in cash and cash equivalents and restricted cash	(28,698)	(12,758)
Cash and cash equivalents and restricted cash, beginning of period	150,774	134,190

Cash and cash equivalents and restricted cash, end of period	$122,076	$121,432

Cash provided by operating activities for the six month period ended June 30, 2019 as compared to the six month period ended June 30, 2018:

Net cash provided by operating activities increased by $13.2 million to $42.7 million of cash provided by operating activities for the six month period ended June 30, 2019, as compared to $29.5 million of cash provided by operating activities for the six month period ended June 30, 2018. In determining net cash provided by operating activities, net loss is adjusted for the effects of certain non-cash items as discussed below.

The aggregate adjustments to reconcile net loss to net cash provided by operating activities was a $134.9 million gain for the six month period ended June 30, 2019, which consisted mainly of the following adjustments: $59.1 million of depreciation and amortization, $46.1 million of amortization of operating lease assets, a $23.8 million impairment loss/loss on sale of vessels, net, $5.8 million of amortization of deferred drydock expenses, $4.2 million of amortization of deferred finance fees, $1.5 million relating to share-based compensation, a $14.5 million movement in earnings in affiliates, net of dividends received, a $0.8 million provision for losses on accounts receivable, $0.5 million movement in income taxes. These adjustments were partially mitigated by a $21.4 million gain on bond extinguishment.

The net cash outflow resulting from the change in operating assets and liabilities of $52.7 million for the six month period ended June 30, 2019 resulted from a $47.6 million decrease in operating lease liabilities, a $10.2 million decrease in accrued expenses, a $7.0 million decrease in net payables to affiliates, mainly consisted of management fees, administrative fees, drydocking, ballast water treatment system and other expenses prepaid by the affiliates according to our management agreements, a $6.9 million payment for drydock and special survey costs, a $3.8 million increase in accounts receivable and a $0.6 million decrease in prepaid expenses and other assets. These were partially mitigated by a $13.3 million decrease in inventories, a $9.5 million increase in accounts payable, a $0.4 million increase in deferred income and a $0.2 million increase in other long term liabilities.

The aggregate adjustments to reconcile net loss to net cash provided by operating activities was a $88.2 million gain for the six month period ended June 30, 2018, which mainly consisted of the following adjustments: $50.6 million of depreciation and amortization, a $13.3 million impairment loss on sale of vessels, net, a $11.3 million movement in earnings in affiliates net of dividends received, $7.1 million of amortization of deferred drydock expenses, $3.7 million of amortization of deferred finance fees, $2.3 million relating to share-based compensation and $0.8 million losses on accounts receivables. These adjustments were partially mitigated by a $0.9 million movement in income taxes.

The net cash inflow resulting from the change in operating assets and liabilities of $6.4 million for the six month period ended June 30, 2018 resulted from a $13.3 million increase in accrued expenses, a $7.5 million increase in net payables to affiliates, which mainly consisted of management fees, administrative fees, drydocking and other expenses prepaid by the affiliates according to our management agreements and a $0.7 million decrease in inventories. These were partially mitigated by $6.0 million in payments for drydock and special survey costs, a $2.7 million increase in prepaid expenses and other assets, a $2.3 million decrease in other long term liabilities, a $1.5 million decrease in accounts payable, a $1.4 million decrease in accounts receivable and a $1.2 million decrease in deferred income.

Cash used in investing activities for the six month period ended June 30, 2019 as compared to the six month period ended June 30, 2018:

Cash used in investing activities was $44.7 million for the six month period ended June 30, 2019 as compared to $22.8 million for the same period in 2018.

Cash used in investing activities for the six month period ended June 30, 2019 for Dry Bulk Vessel Operations was the result of (i) $12.5 million payments as deposits for options to acquire vessels under bareboat contracts; (ii) a $4.0 million loan to Navios Europe I; (iii) $1.2 million in payments made by the Company for the purchase of other fixed assets; (iv) $0.3 million in payments made by the Company for additions to vessels; (v) $25.2 million of proceeds from the sale of Navios Vector, Navios Equator Prosper and Navios Meridian; and (vi) $2.9 million dividends received from Navios Acquisition.

Cash used in investing activities for the six month period ended June 30, 2019 for the Logistics Business was the result of $1.2 million in payments for the purchase of fixed assets, partially mitigated by $0.1 million in collections of Navios Logistics’ note receivable.

Cash used in investing activities for the six month period ended June 30, 2019 for the Containers Business was the result of $53.7 million in payments relating to acquisition of vessels.

Cash used in investing activities for the six month period ended June 30, 2018 was the result of (i) $10.2 million in payments for the purchase of a vessel; (ii) $8.7 million payment as a deposit for option to acquire vessels under bareboat contracts; (iii) $5.8 million in payments for the acquisition of common units and general partner units in Navios Partners; (iv) $2.3 million in payments made by the Company for the purchase of other fixed assets; (v) $2.1 million in payments for the construction of Navios Logistics’ river and estuary tanker; (vi) $1.9 million in payments for the construction of the Navios Logistics’ three new pushboats; (vii) $0.9 million in payments made by Navios Logistics for the purchase of other fixed assets; (viii) $0.6 million in payments for the expansion of Navios Logistics’ dry port terminal; (ix) $0.5 million in payments for the purchase of covers for dry barges; (x) a $0.5 million payment for the investment in common shares in Navios Containers; (xi) $7.7 million of proceeds from the sale of Navios Herakles; (xii) $2.9 million dividends received from Navios Acquisition; and (xiii) $0.1 million in collections of Navios Logistics’ note receivable.

Cash used in financing activities for the six month period ended June 30, 2019 as compared to cash used in financing activities for the six month period ended June 30, 2018:

Cash used in financing activities was $26.7 million for the six month period ended June 30, 2019, as compared to $19.5 million cash used in financing activities for the same period in 2018.

Cash used in financing activities for the six month period ended June 30, 2019 for the Dry Bulk Vessel Operations was the result of (i) $33.7 million of payments made in connection with the Company’s outstanding indebtedness; (ii) $10.0 million payments relating to the redemption of preferred stock; (iii) $7.0 million payments for the repurchase of senior notes; and (iv) $4.0 million proceeds from long-term loans.

Cash used in financing activities for the six month period ended June 30, 2019 for the Logistics Business was the result of (i) $17.6 million in payments for the acquisition of 2022 Notes (as defined herein); and (ii) $7.6 million of payments made in connection with the Navios Logistics’ outstanding indebtedness.

Cash used in financing activities for the six month period ended June 30, 2019 for the Containers Business was the result of (i) $77.9 million of payments made in connection with Navios Containers’ outstanding indebtedness; (ii) $1.9 million of Navios Containers’ debt issuance costs; and (iii) $125.0 million of new loan proceeds to refinance Navios Containers’ existing credit facility relating to one containership.

Cash used in financing activities for the six month period ended June 30, 2018 was the result of (i) $14.2 million of payments performed in connection with the Company’s outstanding indebtedness; (ii) $3.1 million of payments performed in connection with the Navios Logistics’ outstanding indebtedness; (iii) $2.1 million in payments for the repayment of Navios Logistics’ Notes Payable’ and (iv) a $0.1 million payment of finance fees.

Adjusted EBITDA: EBITDA represents net (loss)/ income attributable to Navios Holdings’ common stockholders before interest and finance costs, before depreciation and amortization and before income taxes. Adjusted EBITDA represents EBITDA before stock based compensation. We use Adjusted EBITDA as liquidity measure and reconcile Adjusted EBITDA to net cash provided by operating activities, the most comparable U.S. GAAP liquidity measure. Adjusted EBITDA is calculated as follows: net cash provided by operating activities adding back, when applicable and as the case may be, the effect of (i) net increase/(decrease) in operating assets, (ii) net (increase)/decrease in operating liabilities, (iii) net interest cost, (iv) deferred finance charges and gains/(losses) on bond and debt extinguishment, (v) (provision)/recovery for losses on accounts receivable, (vi) equity in affiliates, net of dividends received, (vii) payments for drydock and special survey costs, (viii) noncontrolling interest, (ix) gain/ (loss) on sale of assets/ subsidiaries, (x) unrealized (loss)/gain on derivatives, and (xi) loss on sale and reclassification to earnings of available-for-sale securities and impairment charges. Navios Holdings believes that Adjusted EBITDA is a basis upon which liquidity can be assessed and represents useful information to investors regarding Navios Holdings’ ability to service and/or incur indebtedness, pay capital expenditures, meet working capital requirements and pay dividends. Navios Holdings also believes that Adjusted EBITDA is used (i) by prospective and current lessors as well as potential lenders to evaluate potential transactions; (ii) to evaluate and price potential acquisition candidates; and (iii) by securities analysts, investors and other interested parties in the evaluation of companies in our industry.

Adjusted EBITDA has limitations as an analytical tool, and therefore, should not be considered in isolation or as a substitute for the analysis of Navios Holdings’ results as reported under U.S. GAAP. Some of these limitations are: (i) Adjusted EBITDA does not reflect changes in, or cash requirements for, working capital needs; (ii) Adjusted EBITDA does not reflect the amounts necessary to service interest or principal payments on our debt and other financing arrangements; and (iii) although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future. Adjusted EBITDA does not reflect any cash requirements for such capital expenditures. Because of these limitations, among others, Adjusted EBITDA should not be considered as a principal indicator of Navios Holdings’ performance. Furthermore, our calculation of Adjusted EBITDA may not be comparable to that reported by other companies due to differences in methods of calculation.

Adjusted EBITDA Reconciliation to Cash from Operations

	Three Month Period Ended
	June 30, 2019	June 30, 2018
(in thousands of U.S. dollars)	(unaudited)	(unaudited)
Net cash provided by operating activities	$24,353	$11,708
Net (decrease)/ increase in operating assets	(7,603)	5,711
Net decrease/ (increase) in operating liabilities	32,615	(146)
Net interest cost	34,276	33,253
Deferred finance charges	(2,335)	(2,003)
Provision for losses on accounts receivable	(240)	(379)
Loss in affiliates, net of dividends received	(17,777)	(4,384)
Payments for drydock and special survey	2,794	916
Net income attributable to the noncontrolling interest	(564)	(1,445)
Amortization of operating lease assets	(22,195)	—
Gain on bond extinguishment	5,712	—
Impairment loss/ loss on sale of vessels, net	(18,253)	(6,595)

Adjusted EBITDA	$30,783	$36,636

	Six Month Period Ended
	June 30, 2019	June 30, 2018
(in thousands of U.S. dollars)	(unaudited)	(unaudited)
Net cash provided by operating activities	$42,676	$29,514
Net increase in operating assets	7	9,333
Net decrease/ (increase) in operating liabilities	45,833	(21,781)
Net interest cost	68,673	65,063
Deferred finance charges	(4,192)	(3,645)
Provision for losses on accounts receivable	(816)	(812)
Loss in affiliates, net of dividends received	(14,537)	(11,321)
Payments for drydock and special survey	6,917	6,016
Net income attributable to the noncontrolling interest	(2,252)	(1,066)
Gain on assets	—	28
Amortization of operating lease assets	(46,114)	—
Gain on bond extinguishment	21,374	—
Impairment loss/ loss on sale of vessels, net	(23,784)	(13,310)

Adjusted EBITDA	$93,785	$58,019

Adjusted EBITDA for the three month period ended June 30, 2019 was $30.8 million as compared to $36.6 million for the same period of 2018. The $5.8 million decrease in Adjusted EBITDA was primarily due to (i) a $18.6 million increase in direct vessel expenses (excluding the amortization of deferred drydock and special survey costs), (ii) a $13.5 million increase in OTTI loss, (iii) a $11.7 million increase in impairment losses on sale of vessels, net, (iv) a $2.4 million increase in general and administrative expenses (excluding share-based compensation expenses), and (v) a $0.3 million increase in equity in net earnings from affiliated companies. This overall decrease by $46.5 million was partially mitigated by (i) a $15.1 million increase in revenue, (ii) a $10.3 million increase in other income, net, (iii) a $8.8 million decrease in time charter, voyage and logistics business expenses; (iv) a $5.7 million increase in gain on bond extinguishment, and (v) a $0.8 million decrease in net loss attributable to noncontrolling interest.

Adjusted EBITDA for the six month period ended June 30, 2019 was $93.8 million as compared to $58.0 million for the same period in 2018. The $35.8 million increase in Adjusted EBITDA was primarily due to (i) a $38.6 million increase in revenue; (ii) a $21.4 million increase in gain on debt extinguishment, (iii) a $20.6 million increase in other income, net, (iv) a $10.7 million decrease in time charter, voyage and logistics business expenses; and (v) a $10.5 million increase in equity in net earnings from affiliated companies. This overall increase of $91.3 million was partially offset by (i) a $34.7 million increase in direct vessel expenses (excluding the amortization of deferred drydock and special survey costs), (ii) a $10.5 million increase in impairment losses on sale of vessels, net, (iii) a $6.1 million increase in general and administrative expenses (excluding share-based compensation expenses), (iv) a $3.0 million increase in equity in net earnings of affiliated companies; and (v) a $1.2 million decrease in net income attributable to the noncontrolling interest.

Long-Term Debt Obligations and Credit Arrangements

Secured Credit Facilities

As of June 30, 2019, the Company had secured credit facilities with various banks with a total outstanding balance of $134.1 million. The purpose of the facilities was to finance the construction or acquisition of vessels or refinance existing indebtedness. All of the facilities are denominated in U.S. dollars and bear interest based on LIBOR plus spread ranging from 2.75% to 3.60% per annum. The facilities are repayable in either semi-annual or quarterly installments, followed by balloon payments with maturities, ranging from June 2021 to November 2022. See also the maturity table included below.

The facilities are secured by first priority mortgages on certain of Navios Holdings’ vessels and other collateral.

The credit facilities contain a number of restrictive covenants that limit Navios Holdings and/or certain of its subsidiaries from, among other things: incurring or guaranteeing indebtedness; entering into affiliate transactions; charging, pledging or encumbering the vessels securing such facilities; changing the flag, class, management or ownership of certain Navios Holdings’ vessels; changing the commercial and technical management of certain Navios Holdings’ vessels; selling or changing the ownership of certain Navios Holdings’ vessels; and subordinating the obligations under the credit facilities to any general and administrative costs relating to the vessels. The credit facilities also require the vessels to comply with the ISM Code and ISPS Code and to maintain valid safety management certificates and documents of compliance at all times. Additionally, the credit facilities require compliance with the covenants contained in the indentures governing the 2022 Senior Secured Notes (as defined herein), the 2022 Notes (as defined herein) and the 2024 Notes (as defined herein). Among other events, it will be an event of default under the credit facilities if the financial covenants are not complied with or if Angeliki Frangou and her affiliates, together, own less than 20% of the outstanding share capital of Navios Holdings.

The majority of the Company’s senior secured credit facilities require compliance with maintenance covenants, including (i) value-to-loan ratio covenants, based on charter-free valuations, ranging from over 120% to 135%, (ii) minimum liquidity up to a maximum of $30.0 million, and (iii) net total debt divided by total assets, as defined in each senior secured credit facility, ranging from a maximum of 75% to 80%. Certain covenants in our senior secured credit facilities have been amended for a specific period to increase the covenant levels for the applicable net total debt divided by total assets maintenance covenants, as defined in each senior secured credit facility, to a maximum of 85%.

As of June 30, 2019, the Company was in compliance with all of the covenants under each of its credit facilities.

2022 Senior Secured Notes

On November 21, 2017, the Company and its wholly owned subsidiary, Navios Maritime Finance II (US) Inc. (together with the Company, the “Co-Issuers”) issued $305.0 million of 11.25% Senior Notes due 2022 (the “2022 Senior Secured Notes”), at a price of 97%.

The 2022 Senior Secured Notes are secured by a first priority lien on the capital stock owned by certain of the subsidiary guarantors of Navios Holdings in each of Navios Partners, Navios GP L.L.C., Navios Acquisition, Navios Logistics and Navios Containers. In May 2019, the capital stock in Navios Partners and 224,116 Navios Acquisition shares that were collateral under the 2022 Senior Secured Notes were released and replaced by Navios Azimuth. See also Note 15 included elsewhere in this Report. The 2022 Senior Secured Notes are unregistered and guaranteed by all of the Company’s direct and indirect subsidiaries, except for certain subsidiaries designated as unrestricted subsidiaries, including Navios Logistics. The subsidiary guarantees are “full and unconditional”, except that the indenture provides for an individual subsidiary’s guarantee to be automatically released in certain customary circumstances, such as when a subsidiary is sold or all of the assets of the subsidiary are sold, the capital stock is sold, when the subsidiary is designated as an “unrestricted subsidiary” for purposes of the indenture, upon liquidation or dissolution of the subsidiary or upon legal or covenant defeasance or satisfaction and discharge of the 2022 Senior Secured Notes.

The Co-Issuers have the option to redeem the 2022 Senior Secured Notes in whole or in part, at any time on or after November 16, 2018 at a fixed price of 104.219%, which price declines ratably until it reaches par in November 2019.

The 2022 Senior Secured Notes contain covenants which, among other things, limit the incurrence of additional indebtedness, issuance of certain preferred stock, the payment of dividends, redemption or repurchase of capital stock or making restricted payments and investments, creation of certain liens, transfer or sale of assets, entering in transactions with affiliates, merging or consolidating or selling all or substantially all of the Co-Issuers’ properties and assets and creation or designation of restricted subsidiaries. The Co-Issuers were in compliance with the covenants as of June 30, 2019.

2022 Notes

On November 29, 2013, the Co-Issuers completed the sale of $650.0 million of its 7.375% First Priority Ship Mortgage Notes due 2022 (the “2022 Notes”). During September 2018, the Company repurchased $35.7 million of its 2022 Notes for a cash consideration of $28.8 million. During March 2019, Navios Logistics repurchased $31.5 million in par value of its 2022 Notes from unaffiliated third parties in open market transactions for a cash consideration of $15.5 million resulting in a gain on bond extinguishment of $15.7 million, net of deferred fees written-off. During April 2019, Navios Logistics repurchased $4.0 million in par value of its 2022 Notes from unaffiliated third parties in open market transactions for a cash consideration of $2.1 million. During May 2019, the Company repurchased $11.0 million in par value of its 2022 Notes for a cash consideration of $7.0 million resulting in a gain on bond extinguishment of $5.7 million, net of deferred fees written-off. (Refer to Note 8, “Secured credit facility with Navios Logistics”, to the unaudited condensed consolidated financial statements included in this Report.)

The 2022 Notes are senior obligations of Navios Holdings and Navios Maritime Finance II (US) Inc. (the “2022 Co- Issuers”) and were originally secured by first priority ship mortgages on 23 dry bulk vessels owned by certain subsidiary guarantors and certain other associated property and contract rights. In June 2017, Navios Ionian and Navios Horizon were released from the 2022 Notes and replaced by the Navios Galileo. In March 2018, Navios Herakles was released from the 2022 Notes and replaced by the Navios Equator Prosper. In July 2018, Navios Achilles was released from the 2022 Notes and replaced by the Navios Primavera. In December 2018 and in March 2019, Navios Magellan and Navios Meridian, respectively, were released from the 2022 Notes and the total proceeds of $14.0 million were restricted in escrow accounts and considered as cash collaterals. In May 2019 and June 2019, Navios Equator Prosper, Navios Vector and the cash collaterals in escrow accounts were released from the 2022 Notes and replaced by the N Bonanza and N Amalthia and the total proceeds of $7.4 million were restricted in an escrow account and considered as cash collateral. In August 2019, the cash collateral in escrow accounts were released from the 2022 Notes and replaced by Navios Victory. The 2022 Notes are unregistered and fully and unconditionally guaranteed, jointly and severally by all of the Company’s direct and indirect subsidiaries, other than Navios Maritime Finance (US) Inc., Navios Logistics and its subsidiaries and Navios GP L.L.C.

The guarantees of the Company’s subsidiaries that own mortgaged vessels are senior secured guarantees and the guarantees of the Company’s subsidiaries that do not own mortgaged vessels are senior unsecured guarantees. In addition, the 2022 Co-Issuers have the option to redeem the 2022 Notes in whole or in part, at any time on or after January 15, 2019, at a fixed price of 101.844%, which price declines ratably until it reaches par in January 2020.

Upon occurrence of certain change of control events, the holders of the 2022 Notes may require the 2022 Co-Issuers to repurchase some or all of the 2022 Notes at 101% of their face amount. The 2022 Notes contain covenants, which among other things, limit the incurrence of additional indebtedness, issuance of certain preferred stock, the payment of dividends, redemption or repurchase of capital stock or making restricted payments and investments, creation of certain liens, transfer or sale of assets, entering into certain transactions with affiliates, merging or consolidating or selling all or substantially all of the 2022 Co-Issuers’ properties and assets and creation or designation of restricted subsidiaries. The indenture governing the 2022 Notes includes customary events of default. The 2022 Co-Issuers were in compliance with the covenants as of June 30, 2019.

2024 Notes

On March 21, 2019, Navios Holdings issued $4.7 million of 9.75% Senior Notes due 2024 (the “2024 Notes”) as an exchange for a total of 10,930 Series H which were validly tendered as of that date (Refer to Note 9 to the unaudited condensed consolidated financial statements included in this Report).

On April 21, 2019, Navios Holdings issued $3.9 million of 9.75% Senior Notes due 2024 (the “2024 Notes”) as an exchange for a total of 8,841 Series G which were validly tendered as of that date. (Refer to Note 9 to the unaudited condensed consolidated financial statements included in this Report).

The 2024 Notes are Navios Holding’s senior unsecured general obligations and rank senior in right of payment to any of Navios Holding’s existing and future debt that expressly provides that it is subordinated to the 2024 Notes, pari passu in right of payment with all of Navios Holding’s existing and future senior obligations, structurally subordinated in right of payment to the obligations of Navios Holding’s subsidiaries, and effectively subordinated in right of payment to any existing and future obligations of Navios Holdings that are secured by property or assets that do not secure the 2024 Notes, including the 2022 Senior Secured Notes and the 2022 Notes, to the extent of the value of any such property and assets securing such other obligations. The 2024 Notes are not guaranteed by any of Navios Holdings’ subsidiaries.

The indenture governing the 2024 Notes does not contain restrictive covenants but does include customary events of default.

Navios Holdings has the option to redeem the 2024 Notes, in whole or in part, at its option at any time, at a redemption price equal to 100% of the principal amount of the 2024 Notes to be redeemed, plus accrued interest.

2022 Logistics Senior Notes

On April 22, 2014, Navios Logistics and its wholly-owned subsidiary Navios Logistics Finance (US) Inc. (“Logistics Finance” and, together with Navios Logistics (the “Logistics Co-Issuers”) issued $375.0 million in aggregate principal amount of Senior Notes due on May 1, 2022 (the “2022 Logistics Senior Notes”), at a fixed rate of 7.25%. The 2022 Logistics Senior Notes are unregistered and are fully and unconditionally guaranteed, jointly and severally by all of Navios Logistics’ direct and indirect subsidiaries except for Horamar do Brasil Navegaçăo Ltda (“Horamar do Brasil”), Naviera Alto Parana S.A. (“Naviera Alto Parana”), and Terra Norte Group S.A. (“Terra Norte”), which are deemed to be immaterial, and Logistics Finance, which is the co-issuer of the 2022 Logistics Senior Notes. The subsidiary guarantees are “full and unconditional”, except that the indenture provides for an individual subsidiary’s guarantee to be automatically released in certain customary circumstances, such as in connection with a sale or other disposition of all or substantially all of the assets of the subsidiary, in connection with the sale of a majority of the capital stock of the subsidiary, if the subsidiary is designated as an “unrestricted subsidiary” in accordance with the indenture, upon liquidation or dissolution of the subsidiary or upon legal or covenant defeasance or satisfaction and discharge of the 2022 Logistics Senior Notes.

The Logistics Co-Issuers have the option to redeem the 2022 Logistics Senior Notes in whole or in part, at their option, at any time on or after May 1, 2019, at a fixed price of 101.813%, which price declines ratably until it reaches par in 2020. In addition, upon the occurrence of certain change of control events, the holders of the 2022 Logistics Senior Notes will have the right to require the Logistics Co-Issuers to repurchase some or all of the 2022 Logistics Senior Notes at 101% of their face amount, plus accrued and unpaid interest to the repurchase date.

The indenture governing the 2022 Logistics Senior Notes contains covenants which, among other things, limit the incurrence of additional indebtedness, issuance of certain preferred stock, the payment of dividends, redemption or repurchase of capital stock or making restricted payments and investments, creation of certain liens, transfer or sale of assets, entering into transactions with affiliates, merging or consolidating or selling all or substantially all of Navios Logistics’ properties and assets and creation or designation of restricted subsidiaries.

The indenture governing the 2022 Logistics Senior Notes include customary events of default.

In addition, there are no significant restrictions on (i) the ability of the parent company, any issuer (or co-issuer) or any guarantor subsidiaries of the 2022 Logistics Senior Notes to obtain funds by dividend or loan from any of their subsidiaries or (ii) the ability of any subsidiaries to transfer funds to the issuer (or co-issuer) or any guarantor subsidiaries.

The Logistics Co-Issuers were in compliance with the covenants as of June 30, 2019.

Navios Logistics

As of June 30, 2019, Navios Logistics had long-term loans and notes payable with a total outstanding balance of $155.5 million. The purpose of the facilities was to finance the construction of its dry port terminal, the acquisition of vessels, or for general corporate purposes. The facilities are mainly denominated in U.S. dollars and bear interest based on LIBOR plus spread ranging from 3.15% to 4.75% per annum. The facilities are repayable in installments and have maturities ranging from August 2020 to November 2024. See also the maturity table included below. See also “Contractual Obligations”.

Navios Containers

As of June 30, 2019, Navios Containers had long-term loans with a total outstanding balance of $269.7 million. The purpose of the facilities was to finance the acquisition of vessels, or for general corporate purposes. The facilities are mainly denominated in U.S. dollars and bear interest based on LIBOR plus spreads ranging from 3.00% to 3.50% per annum. The facilities are repayable in installments and have maturities ranging from June 2020 to June 2024. See also the maturity table included below.

During the six month period ended June 30, 2019, the Company in relation to its secured credit facilities paid, $42.0 million related to scheduled repayment installments, $24.1 million related to the prepayment of two of Navios Holdings’ credit facilities, $53.1 million related to the prepayment of two of Navios Containers’ credit facilities which were refinanced by a total of $78.9 million loan amounts drawn during the period.

The annualized weighted average interest rates of the Company’s total borrowings for the three and six month periods ended June 30, 2019 were 7.72% and 7.73%, respectively. The annualized weighted average interest rates of the Company’s total borrowings for the three and six month periods ended June 30, 2018, were 7.57% and 7.50%, respectively.

The maturity table below reflects the principal payments for the next five years and thereafter of all borrowings of Navios Holdings (including Navios Logistics and Navios Containers) outstanding as of June 30, 2019, based on the repayment schedules of the respective loan facilities and the outstanding amount due under the debt securities.

Payment due by period	Amounts in millions of U.S. dollars
June 30, 2020	$84.5
June 30, 2021	93.7
June 30, 2022	1,145.1
June 30, 2023	392.7
June 30, 2024	99.4
June 30, 2025 and thereafter	0.5

Total	$1,815.9

Contractual Obligations:

		June 30, 2019
		Payment due by period (Amounts in millions of U.S. dollars)
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term Debt (1)	$1,815.9	$84.5	$1,238.8	$492.1	$0.5
Operating Lease Obligations (Time Charters) for vessels (2) (5)	389.8	116.1	162.3	84.0	27.4
Operating Lease Obligations (Time Charters) for vessels to be delivered (5)	106.3	5.5	22.8	21.8	56.2
Rent Obligations (3)	20.5	2.7	4.6	4.3	8.9
Land lease agreements (3)	26.1	0.6	1.1	1.1	23.3
Navios Containers’ vessel acquisitions (4)	52.5	52.5	—	—	—

Total	$2,411.1	$261.9	$1,429.6	$603.3	$116.3

(1)

The amount identified does not include interest costs associated with the outstanding credit facilities, which are based on LIBOR rates, plus the costs of complying with any applicable regulatory requirements and a margin ranging from 2.75% to 3.60% per annum. The amount does not include interest costs for the 2022 Senior Secured Notes, the 2022 Notes, the 2024 Notes, the 2022 Logistics Senior Notes, the Term Loan B Facility and the Navios Logistics Notes Payable. The expected interest payments are: $138.6 million (less than 1 year), $236.1 million (1-3 years), $15.8 million (3-5 years) and $0 million (more than 5 years). Expected interest payments are based on outstanding principal amounts, currently applicable effective interest rates and margins as of June 30, 2019, timing of scheduled payments and the term of the debt obligations.

(2)	Approximately 42% of the time charter payments included above is estimated to relate to operational costs for these vessels.
(3)

NC leases approximately 17,627 square feet of space in New York, New York pursuant to a lease that expires in 2029. NSM and NC lease approximately 1,651 square meters of space in Piraeus, Greece, pursuant to three lease agreements that continue to be effective until either party terminates the agreements and one lease agreement that expire in 2019. NSM, Navios Maritime Holdings Inc, Tankers Management and Navios Maritime Containers Inc. leases office space in Monaco pursuant to a lease that expires in June 2023. Kleimar N.V. leases approximately 697 square meters for its offices, pursuant to a lease that expires in 2025. Navios Tankers Management Inc. leases also approximately 2,954 square meters for its offices in Piraeus, Greece pursuant to a lease that expires in October 2019 and other lease agreements that expire in 2025 and 2034. Navios Containers Management Inc. leases approximately 823 square meters for its offices, pursuant to two lease agreements that expire in 2030. Kleimar LTD. leases approximately 30 square meters for its offices, pursuant to a lease that expires in 2030. The table above incorporates the lease obligations of the offices of Navios Holdings, indicated in this footnote, and of Navios Logistics. See also Item 4.B. “Business Overview — Facilities” in our Annual Report on Form 20-F for the year ended December 31, 2018, filed with the SEC. See also Note 15 included elsewhere in this Report.

(4)

In July 2019, Navios Containers converted the obligation to purchase a 2011-built 10,000 TEU containership into an option, expiring on March 31, 2020. The agreement grants Navios Containers the option and the right of first refusal to acquire the vessel at terms mutually agreed with the seller. In case Navios Containers does not exercise the option and the containership is not sold to a third party by March 31, 2020, Navios Containers will have to make a payment of $3.0 million to the sellers. The table above does not include Navios Containers’ committed debt relating to the acquisition of one 2011-built 10,000 TEU containership of up to $30.4 million.

(5)	Represent total amount of lease payments on an undiscounted basis.

Refer to “Related Party Transactions” for the Navios Partners Guarantee (as defined herein), not reflected in the table above.

Navios Holdings, Navios Acquisition and Navios Partners will make available to Navios Europe I revolving loans of up to $24.1 million to fund working capital requirements (collectively, the “Navios Revolving Loans I”). In December 2018, the amount of the Navios Revolving Loans I increased by $30.0 million. As of June 30, 2019, the amount undrawn under the Revolving Loans I was $2.0 million, of which Navios Holdings may be required to fund an amount ranging from $0 to $2.0 million.

Navios Holdings, Navios Acquisition and Navios Partners will make available to Navios Europe II revolving loans of up to $43.5 million to fund working capital requirements (collectively, the “Navios Revolving Loans II”). In March 2017, the amount undrawn from the Navios Revolving Loans II increased by $14.0 million. As of June 30, 2019, the amount undrawn from the Navios Revolving Loans II was $4.5 million, of which Navios Holdings may be required to fund an amount ranging from $0 to $4.5 million.

Working Capital Position

On June 30, 2019, Navios Holdings’ current assets totaled $265.1 million, while current liabilities excluding operating lease liabilities, current portion, totaled $300.9 million, resulting in a negative working capital position of $35.8 million. The negative working capital position was due to the consolidation of Navios Containers from November 30, 2018 (date of obtaining control). Navios Holdings’ positive working capital, excluding operating lease liabilities, current portion and excluding Navios Containers, amounts to $0.6 million as of June 30, 2019. Navios Holdings’ cash forecast indicates that it will generate sufficient cash during the next 12 months from September 12, 2019 to make the required principal and interest payments on its indebtedness, provide for the normal working capital requirements of the business and remain in a positive working capital position through September 12, 2020. Navios Containers’ cash forecast indicates that it will generate sufficient cash to make the required principal and interest payments on its indebtedness and provide for the normal working capital requirements of the business through September 12, 2020. Navios Containers expects to be in a position to meet its obligations through its contracted revenue.

Capital Expenditures

In December 2017, the Company agreed to charter-in, under a ten year bareboat contract, from an unrelated third party the Navios Galaxy II, a newbuilding bulk carrier vessel of about 81,600 dwt, expected to be delivered in the first quarter of 2020. The Company has agreed to pay in total $5.4 million representing a deposit for the option to acquire the vessel, of which $2.7 million was paid during the year ended December 31, 2017 and the remaining $2.7 million was paid during April 2019. As of June 30, 2019, the total amount of $5.9 million, including expenses and interest, is presented under the caption “Other long-term assets”.

In January 2018, Navios Holdings agreed to charter-in, under two ten-year bareboat contracts, from an unrelated third party the Navios Herakles I and the Navios Uranus, two newbuilding bulk carriers of 82,036 dwt and about 81,600 dwt, respectively. On August 28, 2019, Navios Holdings took delivery of Navios Herakles I. Navios Uranus is expected to be delivered in the fourth quarter of 2019. Navios Holdings has agreed to pay in total $11.1 million, representing a deposit for the option to acquire these vessels, of which $8.3 million was paid during the period ended December 31, 2018 and the remaining $2.8 million was paid during January 2019. As of June 30, 2019, the total amount of $12.4 million, including expenses and interest, is presented under the caption “Other long-term assets”.

In April 2018, Navios Holdings agreed to charter-in, under one ten-year bareboat contract, from an unrelated third party the Navios Felicity I, a newbuilding bulk carrier of about 81,000 dwt, expected to be delivered in the fourth quarter of 2019. Navios Holdings has agreed to pay in total $5.6 million, representing a deposit for the option to acquire this vessel, of which $2.8 million was paid during the period ended December 31, 2018 and the remaining $2.8 million was paid during February 2019. As of June 30, 2019, the total amount of $6.1 million, including expenses and interest, is presented under the caption “Other long-term assets”.

Navios Holdings agreed to charter-in, under one ten-year bareboat contract, from an unrelated third party the Navios Magellan II, a newbuilding bulk carrier of about 81,000 dwt, expected to be delivered in the second quarter of 2020. Navios Holdings has agreed to pay in total $5.8 million, representing a deposit for the option to acquire this vessel, of which $2.9 million was paid upon signing of the contract in October 2018 and the remaining $2.9 million was paid during June 2019. As of June 30, 2019, the total amount of $6.1 million, including expenses and interest, is presented under the caption “Other long-term assets”.

Navios Logistics

On November 12, 2018, Navios Logistics acquired approximately 3.5 hectares of undeveloped land located in the Port Murtinho region, Brazil. Navios Logistics plans to develop this land for its port operations. As of June 30, 2019, Navios Logistics had paid $1.2 million for the land acquisition.

Dividend Policy

In November 2015, due to the prolonged weakness in the dry bulk industry, Navios Holdings announced that the Board of Directors decided to suspend the quarterly dividend to its common stockholders in order to conserve cash and improve its liquidity. In February 2016, in furtherance of its efforts to reduce its cash requirements, Navios Holdings announced the suspension of payment of quarterly dividends on its preferred stock, including the Series G and Series H, until market conditions improve. The Board of Directors and Navios Holdings’ management believe such a decision is in the best long-term interests of the Company and its stakeholders. The reinstatement, declaration and payment of any further dividend remains subject to the discretion of the Board of Directors and will depend on, among other things, market conditions, Navios Holdings’ cash requirements after taking into account market opportunities, restrictions under its equity instruments, credit agreements, indentures and other debt obligations and such other factors as the Board of Directors may deem advisable.

Concentration of Credit Risk

Accounts receivable

Concentration of credit risk with respect to accounts receivable is limited due to the fact that Navios Holdings’ customers are internationally dispersed and have a variety of end markets in which they sell, therefore, management believes that no additional credit risk beyond amounts provided for collection losses is inherent in Navios Holdings’ trade receivables. For the six month period ended June 30, 2019, two customers accounted for 14.0% and 10.5%, respectively, of the Company’s revenue. The customer who accounted for 14.0% of the Company’s revenue for the six month period ended June 30, 2019 is the same with the customer accounted for more than 10% of the Company’s revenue for the six month period ended June 30, 2018.

If one or more of our customers does not perform under one or more contracts with us and we are not able to find a replacement contract, or if a customer exercises certain rights to terminate the contract, we could suffer a loss of revenues that could materially adversely affect our business, financial condition and results of operations.

We could lose a customer or the benefits of a contract if, among other things:

•	the customer fails to make payments because of its financial inability, the curtailment or cessation of its operations, its disagreements with us or otherwise;

•	the customer terminates the contract because we fail to meet their contracted storage needs;

•

the customer terminates the contract because we fail to deliver the vessel within a fixed period of time, the vessel is lost or damaged beyond repair, there are serious deficiencies in the vessel or prolonged off-hire, default under the contract; or

•	the customer terminates the contract because the vessel has been subject to seizure for more than a specified number of days.

Cash deposits with financial institutions

Cash deposits in excess of amounts covered by government-provided insurance are exposed to loss in the event of non-performance by financial institutions. Navios Holdings does maintain cash deposits in excess of government-provided insurance limits. Navios Holdings also reduces exposure to credit risk by dealing with a diversified group of major financial institutions.

Effects of Inflation

Navios Holdings does not consider inflation to be a significant risk to the cost of doing business in the foreseeable future. Inflation has a moderate impact on operating expenses, drydocking expenses and corporate overhead.

Off-Balance Sheet Arrangements

As of June 30, 2019, Navios Holdings was contingently liable for letters of guarantee and letters of credit amounting to $1.6 million issued by various banks in favor of various organizations and the total amount was collateralized by cash deposits, which were included as a component of restricted cash.

The Company is involved in various disputes and arbitration proceedings arising in the ordinary course of business. Provisions have been recognized in the financial statements for all such proceedings where the Company believes that a liability may be probable, and for which the amounts can be reasonably estimated, based upon facts known on the date the financial statements were prepared. Although the Company cannot predict with certainty the ultimate resolutions of these matters, in the opinion of management, the ultimate disposition of these matters is not expected to have a material adverse effect on the Company’s financial position, results of operations or liquidity.

On July 22, 2016, Navios Logistics guaranteed the compliance of certain obligations related to Edolmix S.A. and Energías Renovables del Sur S.A. (entities wholly owned by Navios Logistics) under their respective direct user agreements with the Free Zone of Nueva Palmira, for the amounts of $0.8 million and $0.5 million, respectively.

On August 16, 2018, there was a fire incident at the iron ore port terminal in Nueva Palmira, Uruguay for which Navios Logistics maintains property and loss of earnings insurance coverage for such types of events (subject to applicable deductibles and other customary limitations). As of June 30, 2019, an insurance claim receivable of $3.0 million was recorded in Navios Logistics prepaid expenses and other current assets. As of September 12, 2019 the full amount has been collected in relation to this insurance claim.

Navios Logistics has issued a guarantee and indemnity letter that guarantees the performance by Petrolera San Antonio S.A. (a consolidated subsidiary of Navios Logistics) of all its obligations to Vitol S.A. up to $12.0 million. This guarantee expires on March 1, 2020.

Related Party Transactions

Office rent: The Company has entered into lease agreements with Goldland Ktimatiki-Ikodomiki-Touristiki Xenodohiaki Anonimos Eteria, Emerald Ktimatiki-Ikodomiki Touristiki Xenodohiaki Anonimos Eteria and Infraco Limited, all of which are Greek corporations that are currently majority-owned by Angeliki Frangou, Navios Holdings’ Chairman and Chief Executive Officer. The lease agreements provide for the leasing of facilities located in Piraeus, Greece to house the operations of most of the Company’s subsidiaries. The total annual lease payments are in aggregate €1.0 million (approximately $1.2 million) pursuant to two lease agreements that continue to be effective until either party terminates the agreement and other lease agreements that expire through 2030. These payments are subject to annual adjustments, which are based on the inflation rate prevailing in Greece as reported by the Greek State at the end of each year. See also Note 15 included elsewhere in this Report.

Purchase of services: The Company utilized its former affiliate company, Acropolis, as a broker until the sale of its investment on December 6, 2018. Commissions charged from Acropolis for each of the three and six month periods ended June 30, 2019 and 2018 were $0. Included in the trade accounts payable at both June 30, 2019 and December 31, 2018 was an amount due to Acropolis of less than $0.1 million.

Management fees: Navios Holdings provides commercial and technical management services to Navios Partners’ vessels for a daily fixed fee. This daily fee covers all of the vessels’ operating expenses, including the cost of drydock and special surveys. In November 2017, the Company amended its existing management agreement to fix the fees for ship management services of its owned fleet at: (i) $4,225 daily rate per Ultra-Handymax vessel; (ii) $4,325 daily rate per Panamax vessel; (iii) $5,250 daily rate per Capesize vessel; (iv) $6,700 daily rate per container vessel of TEU 6,800; (v) $7,400 daily rate per container vessel of more than TEU 8,000; and (vi) $8,750 daily rate per very large container vessel of more than TEU 13,000 through December 31, 2019 (see also Note 15 included elsewhere in this Report). For the three month periods ended June 30, 2019 and 2018, certain extraordinary fees and costs related to regulatory requirements under Navios Partners’ management agreement amounted to $1.7 million and $0 million, respectively, and are presented under the caption “Other income/(expense), net”. For the six month periods ended June 30, 2019 and 2018, certain extraordinary fees and costs related to regulatory requirements under Navios Partners’ management agreement amounted to $3.8 million and $0 million, respectively, and are presented under the caption “Other income/ (expense), net”. Drydocking expenses will be reimbursed by Navios Partners at cost at occurrence. Total management fees for the three month periods ended June 30, 2019 and 2018 amounted to $16.5 million and $17.4 million respectively, and for the six month periods ended June 30, 2019 and 2018 amounted to $33.1 million and $34.1 million, respectively, and are presented net under the caption “Direct vessel expenses”.

Navios Holdings provides commercial and technical management services to Navios Acquisition’s vessels for a daily fee that was fixed. This daily fee covers all of the vessels’ operating expenses, other than certain fees and costs. Actual operating costs and expenses would be determined in a manner consistent with how the initial fixed fees were determined. In May 2016, Navios Holdings amended its agreement with Navios Acquisition to fix the fees for ship management services of Navios Acquisition owned fleet at a daily fee of (i) $6,350 per MR2 product tanker and chemical tanker vessel; (ii) $7,150 per LR1 product tanker vessel; and (iii) $9,500 per VLCC through May 2018. In May 2018, Navios Holdings amended its agreement with Navios Acquisition to fix the fees for ship management services of Navios Acquisition owned fleet at a daily fee of (i) $6,500 per MR2 product tanker and chemical tanker vessel; (ii) $7,150 per LR1 product tanker vessel; and (iii) $9,500 per VLCC through May 2020 (see also Note 15 included elsewhere in this Report). For the three month periods ended June 30, 2019 and 2018 certain extraordinary fees and costs related to regulatory requirements under Navios Acquisition’s management agreement amounted to $2.1 million and $0 million, respectively, and for the six month periods ended June 30, 2019 and 2018 amounted to $4.0 million and $0 million, respectively, and are presented under the caption “Other income/(expense), net”. Drydocking expenses under this agreement will be reimbursed at cost at occurrence for all vessels. Following the merger of Navios Maritime Midstream Partners L.P. (“Navios Midstream”) with Navios Acquisition completed on December 13, 2018, the management agreement also covers vessels acquired. Total management fees for the three month periods ended June 30, 2019 and 2018 amounted to $26.9 million and $23 million, respectively, and for the six month periods ended June 30, 2019 and 2018 amounted to $54.8 million and $46.3 million, respectively, and are presented net under the caption “Direct vessel expenses”.

Pursuant to a management agreement dated December 13, 2013, Navios Holdings provides commercial and technical management services to Navios Europe I’s tanker and container vessels. The term of this agreement is for a period of six years. Management fees under this agreement will be reimbursed at cost at occurrence. Total management fees for the three month periods ended June 30, 2019 and 2018 amounted to $4.8 million and $5.2 million, respectively, and for the six month periods ended June 30, 2019 and 2018 amounted to $9.5 million and $10.4 million, respectively, and are presented net under the caption “Direct vessel expenses”.

Pursuant to a management agreement dated November 18, 2014, as further amended in October 2016, Navios Holdings provides commercial and technical management services to Navios Midstream’s vessels for a daily fixed fee of $9,500 per owned VLCC vessel, effective through December 31, 2018. Drydocking expenses under this agreement will be reimbursed at cost at occurrence for all vessels. The term of this agreement is for a period of five years. Total management fees for the three and six month periods ended June 30, 2018 amounted to $5.2 and $10.3 million, respectively, and are presented net under the caption “Direct vessel expenses”.

Pursuant to a management agreement dated June 5, 2015, Navios Holdings provides commercial and technical management services to Navios Europe II’s dry bulk and container vessels. The term of this agreement is for a period of six years. Management fees under this agreement will be reimbursed at cost at occurrence. Total management fees for the three month periods ended June 30, 2019 and 2018 amounted to $5.9 million and $5.5 million, respectively, and for the six month periods ended June 30, 2019 and 2018 amounted to $12.4 million and $10.8 million, and are presented net under the caption “Direct vessel expenses”.

Pursuant to a management agreement dated June 7, 2017, as amended in November 2017, in April 2018 and in June 2018, Navios Holdings provides commercial and technical management services to Navios Containers’ vessels. The term of this agreement is for an initial period of five years with an automatic extension period of five years thereafter unless a notice for termination is received by either party. The fee for the ship management services provided by Navios Holdings is a daily fee of $6,100 per day for up to 5,500 TEU container vessels, $6,700 per day for above 5,500 TEU and up to 8,000 TEU container vessels and $7,400 per day for above 8,000 TEU and up to 10,000 TEU container vessels until the end of 2019 (see also Note 15 included elsewhere in this Report). For the three and six month periods ended June 30, 2019, certain extraordinary fees and costs related to regulatory requirements under Navios Containers’ management agreement amounted to $1.5 and $2.9, respectively, and have been eliminated upon consolidation. Drydocking expenses under this agreement are reimbursed by Navios Containers at cost. Total management fees for the three and six month periods ended June 30, 2019 amounted to $16.4 million and $32.1 million, respectively, and have been eliminated upon consolidation. Total management fees for the three and six month periods ended June 30, 2018 amounted to $12.4 million and $24.1 million, respectively, and are presented net under the caption “Direct vessel expenses”.

Navios Partners Guarantee: In November 2012 (as amended in March 2014), the Company entered into an agreement with Navios Partners (the “Navios Partners Guarantee”) to provide Navios Partners with guarantees against counterparty default on certain existing charters, which had previously been covered by the charter insurance for the same vessels, same periods and same amounts. The Navios Partners Guarantee provides for a maximum possible payout of $20.0 million by the Company to Navios Partners. Premiums that are calculated on the same basis as the restructured charter insurance are included in the management fee that is paid by Navios Partners to Navios Holdings pursuant to the management agreement. As of June 30, 2019, Navios Partners has submitted one claim under this agreement to the Company. As of June 30, 2019 and December 31, 2018, the fair value of the claim was estimated at $14.4 million and $18.0 million, respectively, and the change in estimate of the guarantee claim of $3.6 million recorded during the three month period ended June 30, 2019 was included in “Other income/ (expense), net”. The final settlement of the amount due will be made at specific dates, in accordance with a signed letter of agreement between the parties.

General and administrative expenses incurred on behalf of affiliates/Administrative fee revenue from affiliates: Navios Holdings provides administrative services to Navios Partners. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Navios Holdings extended the duration of its existing administrative services agreement with Navios Partners until December 31, 2022, pursuant to its existing terms (see also Note 15 included elsewhere in this Report). Total general and administrative fees for the three month periods ended June 30, 2019 and 2018 amounted to $2.5 million and $2.3 million, respectively, and for the six month periods ended June 30, 2019 and 2018 amounted to $5.1 million and $4.6 million, respectively.

Navios Holdings provides administrative services to Navios Acquisition. Navios Holdings extended the duration of its existing administrative services agreement with Navios Acquisition until May 2020 pursuant to its existing terms. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services (see also Note 15 included elsewhere in this Report). Total general and administrative fees for the three month periods ended June 30, 2019 and 2018 amounted to $2.8 million and $2.2 million, respectively, and for the six month periods ended June 30, 2019 and 2018 amounted to $5.6 and $4.4 million, respectively.

Following the merger of Navios Midstream with Navios Acquisition completed on December 13, 2018, the administrative services agreement also covers vessels acquired.

Navios Holdings provides administrative services to Navios Logistics. In April 2016, Navios Holdings extended the duration of its existing administrative services agreement with Navios Logistics until December 2021, pursuant to its existing terms. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services (see also Note 15 included elsewhere in this Report). Total general and administrative fees for both the three month periods ended June 30, 2019 and 2018 amounted to $0.3 million, and for both the six month periods ended June 30, 2019 and 2018 amounted to $0.5 million. The general and administrative fees have been eliminated upon consolidation.

Pursuant to an administrative services agreement dated December 13, 2013, Navios Holdings provides administrative services to Navios Europe I’s tanker and container vessels. The term of this agreement is for a period of six years. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Total general and administrative fees for the three month periods ended June 30, 2019 and 2018 amounted to $0.4 million and $0.3 million, respectively, and for the six month periods ended June 30, 2019 and 2018 amounted to $0.8 million and $0.7 million, respectively.

Pursuant to an administrative services agreement dated November 18, 2014, Navios Holdings provides administrative services to Navios Midstream. The term of this agreement is for a period of five years. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Total general and administrative fees for the three and six month periods ended June 30, 2018 amounted to $0.4 and $0.7 million, respectively.

Pursuant to an administrative services agreement dated June 5, 2015, Navios Holdings provides administrative services to Navios Europe II’s dry bulk and container vessels. The term of this agreement is for a period of six years. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Total general and administrative fees charged for the three month periods ended June 30, 2019 and 2018 amounted to $0.6 million and $0.5 million, respectively, and for the six month periods ended June 30, 2019 and 2018 amounted to $1.2 million and $1.0 million, respectively.

Pursuant to the administrative services agreement dated June 7, 2017, Navios Holdings provides administrative services to Navios Containers. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. The term of this agreement is for an initial period of five years with an automatic extension for a period of five years thereafter unless a notice of termination is received by either party. Total general and administrative fees attributable to this agreement for the six month period ended June 30, 2019 amounted to $3.9 million and have been eliminated upon consolidation. Total general and administrative fees attributable to this agreement for the three month period ended June 30, 2019 and 2018, amounted to $2.0 million and $1.4 million, respectively, and for the six month periods ended June 30, 2019 and 2018 amounted to $3.9 million and $2.7 million, respectively.

Balance due to/from affiliates (excluding Navios Europe I and Navios Europe II): Balance due to Navios Partners as of June 30, 2019 amounted to $10.0 million (December 31, 2018: $34.8 million), and the Long-term payable to Navios Partners amounted to $38.1million (December 31, 2018: $17.9 million). Balance due from Navios Acquisition as of June 30, 2019 amounted to $3.5 million (December 31, 2018: $10.1 million), and the Long-term payable to Navios Acquisition amounted to $18.7 million (December 31, 2018: $13.8 million). Balance due from Navios Containers as of June 30, 2019 amounted to $7.6 million (December 31, 2018: $4.1 million), and the Long-term payable to Navios Containers amounted to $8.2 million (December 31, 2018: $7.9 million) and have been eliminated upon consolidation. The balances mainly consisted of management fees, administrative fees, drydocking, ballast water treatment system and other expenses prepaid by the affiliates according to our management agreements and other amounts payable to affiliates.

Omnibus agreements: Navios Holdings has entered into an omnibus agreement with Navios Partners (the “Partners Omnibus Agreement”) in connection with the closing of Navios Partners’ IPO governing, among other things, when Navios Holdings and Navios Partners may compete against each other as well as rights of first offer on certain dry bulk carriers. Pursuant to the Partners Omnibus Agreement, Navios Partners generally agreed not to acquire or own Panamax or Capesize dry bulk carriers under time charters of three or more years without the consent of an independent committee of Navios Partners. In addition, Navios Holdings has agreed to offer to Navios Partners the opportunity to purchase vessels from Navios Holdings when such vessels are fixed under time charters of three or more years.

Navios Holdings entered into an omnibus agreement with Navios Acquisition and Navios Partners (the “Acquisition Omnibus Agreement”) in connection with the closing of Navios Acquisition’s initial vessel acquisition, pursuant to which, among other things, Navios Holdings and Navios Partners agreed not to acquire, charter-in or own liquid shipment vessels, except for container vessels and vessels that are primarily employed in operations in South America, without the consent of an independent committee of Navios Acquisition. In addition, Navios Acquisition, under the Acquisition Omnibus Agreement, agreed to cause its subsidiaries not to acquire, own, operate or charter dry bulk carriers subject to specific exceptions. Under the Acquisition Omnibus Agreement, Navios Acquisition and its subsidiaries granted to Navios Holdings and Navios Partners, a right of first offer on any proposed sale, transfer or other disposition of any of its dry bulk carriers and related charters owned or acquired by Navios Acquisition. Likewise, Navios Holdings and Navios Partners agreed to grant a similar right of first offer to Navios Acquisition for any liquid shipment vessels it might own. These rights of first offer will not apply to a (i) sale, transfer or other disposition of vessels between any affiliated subsidiaries, or pursuant to the terms of any charter or other agreement with a counterparty, or (ii) merger with or into, or sale of substantially all of the assets to, an unaffiliated third party.

Navios Holdings entered into an omnibus agreement with Navios Midstream, Navios Acquisition and Navios Partners in connection with the Navios Midstream IPO, pursuant to which Navios Acquisition, Navios Holdings, Navios Partners and their controlled affiliates generally have agreed not to acquire or own any VLCCs, crude oil tankers, refined petroleum product tankers, LPG tankers or chemical tankers under time charters of five or more years without the consent of Navios Midstream. The omnibus agreement contains significant exceptions that will allow Navios Acquisition, Navios Holdings, Navios Partners or any of their controlled affiliates to compete with Navios Midstream under specified circumstances.

Navios Holdings entered into an omnibus agreement with Navios Containers, Navios Acquisition and Navios Partners, pursuant to which Navios Acquisition, Navios Holdings, Navios Partners and their controlled affiliates generally have granted a right of first refusal to Navios Containers over any container vessels to be sold or acquired in the future, subject to significant exceptions that would allow Navios Acquisition, Navios Holdings and Navios Partners or any of their controlled affiliates to compete with Navios Containers under specified circumstances.

Midstream General Partner Option Agreement: Navios Holdings entered into an option agreement, with Navios Acquisition under which Navios Acquisition, which owns and controls Navios Maritime Midstream Partners GP LLC (“Midstream General Partner”), granted Navios Holdings the option to acquire a minimum of 25% of the outstanding membership interests in Midstream General Partner and the incentive distribution rights in Navios Midstream representing the right to receive an increasing percentage of the quarterly distributions when certain conditions are met. The option shall expire on November 18, 2024. The purchase price for the acquisition for all or part of the option interest shall be an amount equal to its fair market value. As of June 30, 2019, Navios Holdings had not exercised any part of that option.

Sale of vessels and sale of rights to Navios Partners: Upon the sale of vessels to Navios Partners, Navios Holdings recognizes the gain immediately in earnings only to the extent of the interest in Navios Partners owned by third parties and defers recognition of the gain to the extent of its own ownership interest in Navios Partners (the “deferred gain”). Subsequently, the deferred gain is amortized to income over the remaining useful life of the vessel. The recognition of the deferred gain is accelerated in the event that (i) the vessel is subsequently sold or otherwise disposed of by Navios Partners or (ii) the Company’s ownership interest in Navios Partners is reduced. In connection with the public offerings of common units by Navios Partners, a pro rata portion of the deferred gain is released to income upon dilution of the Company’s ownership interest in Navios Partners. As of June 30, 2019 and December 31, 2018, the unamortized deferred gain for all vessels and rights sold totaled $7.5 million and $8.1 million, respectively. For the three month periods ended June 30, 2019 and 2018, Navios Holdings recognized $0.3 million and $0.5 million, respectively, of the deferred gain in “Equity in net losses of affiliated companies” and for the six month periods ended June 30, 2019 and 2018, Navios Holdings recognized $0.7 million and $0.9 million, respectively, of the deferred gain in “Equity in net losses of affiliated companies”.

Participation in offerings of affiliates: Refer to “Overview” for Navios Holdings’ participation in Navios Acquisition’s and Navios Partners’ offerings. On February 4, 2015, Navios Holdings entered into a share purchase agreement with Navios Partners pursuant to which Navios Holdings made an investment in Navios Partners by purchasing common units, and general partnership interests, in order to maintain its 20.0% partnership interest in Navios Partners following its equity offering in February 2015. In connection with this agreement, Navios Holdings entered into a registration rights agreement with Navios Partners pursuant to which Navios Partners provided Navios Holdings with certain rights relating to the registration of the common units. Navios Holdings has entered into additional share purchase agreements on December 30, 2016, March 3, 2017, March 23, 2017, March 31, 2017, January 11, 2018, February 21, 2018, December 20, 2018 and February 1, 2019 for the purchase up to a total of 1,754,981 general partnership interests.

Balance due from Navios Europe I: Balance due from Navios Europe I as of June 30, 2019 amounted to $18.0 million (December 31, 2018: $12.0 million) which included the net current receivable amount of $13.2 million (December 31, 2018: $7.8 million) mainly consisting of management fees, drydocking, ballast water treatment system and other expenses, accrued interest income earned under the Navios Revolving Loans I and other expenses and the non-current amount receivable of $4.8 million (December 31, 2018: $4.2 million) related to the accrued interest income earned under the Navios Term Loans I (as defined in Note 13 to the unaudited condensed consolidated financial statements included in this Report).

The Navios Revolving Loans I and the Navios Term Loans I earn interest and an annual preferred return, respectively, at 1,270 basis points per annum, on a quarterly compounding basis and are repaid from free cash flow (as defined in the loan agreement) to the fullest extent possible at the end of each quarter. There are no covenant requirements or stated maturity dates.

As of June 30, 2019, the outstanding amount relating to Navios Holdings’ portion under the Navios Revolving Loans I is $23.1 million (December 31, 2018: $19.1 million), under the caption “Loan receivable from affiliate companies”. During 2019, Navios Holdings funded with $4.0 million Navios Europe I under the Navios Revolving Loans I. As of June 30, 2019, the amount undrawn under the Revolving Loans I was $2.0 million, of which Navios Holdings may be required to fund an amount ranging from $0 to $2.0 million.

On March 17, 2017, Navios Holdings transferred to Navios Partners its rights to the Navios Revolving Loans I and the Navios Term Loans I (including the respective accrued receivable interest), with a total carrying value of $21.4 million for a total consideration of $33.5 million, comprised of $4.1 million in cash and 13,076,923 (before reverse stock split) newly issued common units of Navios Partners with a fair value of $29.4 million (based on Navios Partners’ trading price as of the closing of the transaction). The Company evaluated this transaction in accordance with ASC 860, classifying it as a secured borrowing arrangement. At the date of this transaction, the Company recognized a long-term liability of $33.5 million, including a premium of $12.1 million which will be amortized through “Interest expense and finance cost, net” over the term of the loans until 2023, and is included within “Long-term payable to affiliate companies”. Navios Holdings may be required from Navios Partners, under certain conditions, to repurchase the loans after the third anniversary of the date of the transaction based on the then-outstanding balance of the loans. As of June 30, 2019 and December 31, 2018, the long-term payable to Navios Partners amounted to $36.2 million and $35.4 million, respectively, including the unamortized premium of $7.4 million and $8.4 million, respectively.

Balance due from Navios Europe II: Balance due from Navios Europe II as of June 30, 2019, amounted to $15.0 million (December 31, 2018: $5.3 million), which included the net current receivable amount of $11.9 (December 31, 2018: $0.5 million net current payable), mainly consisting of management fees, drydocking, ballast water treatment system and other expenses and accrued interest income earned under the Navios Revolving Loans II and other expenses and the net non-current amount receivable of $3.1 million (December 31, 2018: $5.8 million) related to the accrued interest income earned under the Navios Term Loans II (as defined in Note 13 to the unaudited condensed consolidated financial statements included in this Report).

The Navios Revolving Loans II and the Navios Term Loans II earn interest and an annual preferred return, respectively, at 1,800 basis points per annum, on a quarterly compounding basis and are repaid from free cash flow (as defined in the loan agreement) to the fullest extent possible at the end of each quarter. There are no covenant requirements or stated maturity dates.

As of June 30, 2019, the outstanding amount relating to Navios Holdings’ portion under the Navios Revolving Loans II was $16.9 million (December 31, 2018: $16.9 million), under the caption “Loan receivable from affiliate companies.” As of June 30, 2019, the amount undrawn from the Navios Revolving Loans II was $4.5 million, of which Navios Holdings may be required to fund an amount ranging from $0 to $4.5 million.

Secured credit facility with Navios Logistics: On April 25, 2019, Navios Holdings entered into a secured credit facility of $50.0 million with Navios Logistics to be used for general corporate purposes, including the repurchase of 2022 Notes. The credit facility is available in multiple drawings, has an arrangement fee of $0.5 million, a fixed interest rate of 12.75% for the first year and a fixed interest rate of 14.75% for the second year, payable annually. The secured credit facility includes negative covenants substantially similar to the 2022 Notes and customary events of default. The credit facility matures in April 2021. As of September 12, 2019, $50.0 million was drawn under this facility of which $18.7 million was used to acquire the 2022 Notes from Navios Logistics and the remaining amount was used to repurchase 2022 Notes.

Quantitative and Qualitative Disclosures about Market Risks

Navios Holdings is exposed to certain risks related to interest rate, foreign currency and charter rate risks.

Interest Rate Risk

Debt Instruments — On June 30, 2019 and December 31, 2018, Navios Holdings had a total of $1,815.9 million and $1,843.9 million, respectively, of long-term indebtedness. All of the Company’s debt is U.S. dollar-denominated and bears interest at a floating rate, except for the 2022 Senior Secured Notes, the 2022 Notes, the 2022 Logistics Senior Notes, two Navios Logistics’ loans and the Navios Containers’ seller’s credit discussed in “Liquidity and Capital Resources” that bear interest at a fixed rate.

Changes in interest rates for our floating-rate loan facilities would affect their interest rate and related interest expense. As of June 30, 2019, the outstanding amount of the Company’s floating rate loan facilities was $540.1 million. The interest rate on the 2022 Senior Secured Notes, the 2022 Notes, the 2024 Notes, the 2022 Logistics Senior Notes, the two Navios Logistics’ loans and the Navios Containers’ seller’s credit is fixed and, therefore, changes in interest rates affect their fair value, which as of June 30, 2019 was $996.0 million, but do not affect their related interest expense. A change in the LIBOR rate of 100 basis points would change interest expense for the six month period ended June 30, 2019 by $2.7 million.

For a detailed discussion of Navios Holdings’ debt instruments refer to the section “Long-Term Debt Obligations and Credit Arrangements” included elsewhere in this document.

Foreign Currency Risk

Foreign Currency: In general, the shipping industry is a U.S. dollar dominated industry. Revenue is set mainly in U.S. dollars, and approximately 61.9% of Navios Holdings’ expenses are also incurred in U.S. dollars. Certain of our expenses are paid in foreign currencies and a one percent change in the exchange rates of the various currencies at June 30, 2019 would change net income by approximately $0.7 million for the six month period ended June 30, 2019.

Critical Accounting Policies

Navios Holdings’ interim condensed consolidated financial statements have been prepared in accordance with U.S. GAAP. The preparation of these financial statements requires Navios Holdings to make estimates in the application of its accounting policies based on the best assumptions, judgments and opinions of management. Critical accounting policies are those that reflect significant judgments or uncertainties, and potentially result in materially different results under different assumptions and conditions. All significant accounting policies are as described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2018.

Investments in Equity Securities

Navios Holdings evaluates its investments in Navios Acquisition, Navios Partners, Navios Europe I and Navios Europe II for OTTI on a quarterly basis. Consideration is given to (i) the length of time and the extent to which the fair value has been less than the carrying value, (ii) the financial condition and near-term prospects of such companies, and (iii) the intent and ability of the Company to retain its investment in these companies for a period of time sufficient to allow for any anticipated recovery in fair value. As of June 30, 2019, management considered the decline in market value of its investment in Navios Acquisition to be other-than-temporary and therefore recognized a loss of $13.5 million in the accompanying consolidated statement of comprehensive (loss)/income (see also Note 13 included elsewhere in this Report).

Recent Accounting Pronouncements

The Company’s recent accounting pronouncements are included in the accompanying notes to the unaudited condensed consolidated financial statements included elsewhere in this Report.

NAVIOS MARITIME HOLDINGS INC.

NAVIOS MARITIME HOLDINGS INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(Expressed in thousands of U.S. dollars — except share data)

	Notes	June 30, 2019 (unaudited)	December 31, 2018 (unaudited)
ASSETS
Current assets
Cash and cash equivalents	6, 11	$110,645	$137,882
Restricted cash	6, 7, 11	11,431	12,892
Accounts receivable, net		67,077	60,290
Due from affiliate companies	8	28,569	19,710
Inventories		14,432	27,746
Prepaid expenses and other current assets		32,964	40,190

Total current assets		265,118	298,710

Vessels, port terminals and other fixed assets, net	3	1,862,408	1,898,455
Loan receivable from affiliate companies	6, 8	51,823	46,089
Investments in affiliates	6, 8, 13	72,512	91,111
Other long-term assets		65,087	48,858
Operating lease assets	14	335,847	—
Intangible assets other than goodwill	4	125,050	138,937
Goodwill	11	160,336	160,336

Total non-current assets		2,673,063	2,383,786

Total assets		$2,938,181	$2,682,496

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable		$88,411	$78,947
Accrued expenses and other liabilities		109,213	123,652
Deferred income and cash received in advance	8	12,106	11,753
Operating lease liabilities, current portion	14	92,488	—
Due to affiliate companies	8	9,950	37,063
Current portion of long-term debt, net	5, 6	81,203	69,051

Total current liabilities		393,371	320,466

Senior and ship mortgage notes, net	5, 6	1,237,470	1,272,108
Long-term debt, net of current portion	5, 6	472,132	474,848
Other long-term liabilities and deferred income	8	9,619	19,063
Operating lease liabilities, net of current portion	14	256,073	—
Long-term payable to affiliate companies	6, 8	96,750	67,154
Deferred tax liability		7,734	7,177

Total non-current liabilities		2,079,778	1,840,350

Total liabilities		2,473,149	2,160,816

Commitments and contingencies	7	—	—
Stockholders’ equity
Preferred Stock — $0.0001 par value, authorized 1,000,000 shares, 25,222 and 46,302 issued and outstanding as of June 30, 2019 and December 31, 2018, respectively.	9	—	—
Common stock — $0.0001 par value, authorized 250,000,000 shares, 13,133,806 and 12,843,414 issued and outstanding as of June 30, 2019 and December 31, 2018, respectively.	9	1	1
Additional paid-in capital		640,573	686,671
Accumulated deficit		(447,541)	(434,739)

Total Navios Holdings stockholders’ equity		193,033	251,933

Noncontrolling interest		271,999	269,747

Total stockholders’ equity		465,032	521,680

Total liabilities and stockholders’ equity		$2,938,181	$2,682,496

See unaudited condensed notes to condensed consolidated financial statements.

NAVIOS MARITIME HOLDINGS INC.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS)/INCOME

(Expressed in thousands of U.S. dollars — except share and per share data)

	Notes	Three Month Period Ended June 30, 2019	Three Month Period Ended June 30, 2018	Six Month Period Ended June 30, 2019	Six Month Period Ended June 30, 2018
		(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenue	11	$147,189	$132,051	$287,469	$248,933
Administrative fee revenue from affiliates	8, 11	6,318	7,126	12,782	14,131
Time charter, voyage and logistics business expenses	8	(45,089)	(53,888)	(94,733)	(105,383)
Direct vessel expenses	8	(42,591)	(24,533)	(82,027)	(48,797)
General and administrative expenses incurred on behalf of affiliates	8	(6,318)	(7,126)	(12,782)	(14,131)
General and administrative expenses	8	(10,444)	(8,327)	(20,470)	(15,254)
Depreciation and amortization	3, 4 , 11	(29,269)	(24,537)	(59,054)	(50,603)
Interest expense and finance cost, net	11	(34,276)	(33,253)	(68,673)	(65,063)
Impairment loss/ loss on sale of vessels, net	3	(18,253)	(6,595)	(23,784)	(13,310)
Gain on bond extinguishment	5	5,712	—	21,374	—
Other income/ (expense), net	10, 13	8,076	(2,242)	13,465	(7,061)

Loss before equity in net earnings of affiliated companies		(18,945)	(21,324)	(26,433)	(56,538)

Equity in net losses of affiliated companies	8, 11, 13	(16,779)	(3,025)	(12,502)	(9,489)

Loss before taxes		$(35,724)	$(24,349)	$(38,935)	$(66,027)

Income tax (expense)/ benefit		(143)	502	(548)	944

Net loss		(35,867)	(23,847)	(39,483)	(65,083)

Less: Net income attributable to the noncontrolling interest		(564)	(1,445)	(2,252)	(1,066)

Net loss attributable to Navios Holdings common stockholders		$(36,431)	$(25,292)	$(41,735)	$(66,149)

Loss attributable to Navios Holdings common stockholders, basic and diluted	12	$(18,147)	$(27,856)	$(1,957)	$(71,262)

Basic and diluted loss per share attributable to Navios Holdings common stockholders		$(1.49)	$(2.33)	$(0.16)	$(5.97)

Weighted average number of shares, basic and diluted	12	12,219,750	11,942,314	12,219,817	11,942,297

See unaudited condensed notes to condensed consolidated financial statements.

NAVIOS MARITIME HOLDINGS INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of U.S. dollars)

	Notes	Six Month Period Ended June 30, 2019	Six Month Period Ended June 30, 2018
		(unaudited)	(unaudited)
OPERATING ACTIVITIES:
Net loss		$(39,483)	$(65,083)
Adjustments to reconcile net loss to net cash provided by operating activities:
Non-cash adjustments		134,916	88,165
Increase in operating assets		(7)	(9,333)
(Decrease)/ increase in operating liabilities		(45,833)	21,781
Payments for drydock and special survey costs		(6,917)	(6,016)

Net cash provided by operating activities		42,676	29,514

INVESTING ACTIVITIES:
Acquisition of investments in affiliates	13	(8)	(6,278)
Acquisition of/additions to vessels	3	(54,029)	(10,255)
Deposits for vessels, port terminals and other fixed assets acquisitions	3	—	(3,437)
Deposits for option to acquire vessels	7	(12,452)	(8,699)
Loans to affiliate companies	8	(4,000)	—
Proceeds from lease receivable		113	118
Proceeds from sale of asset		25,170	7,682
Purchase of property, equipment and other fixed assets	3	(2,418)	(4,800)
Dividends received from affiliate companies	13	2,919	2,919

Net cash used in investing activities		(44,705)	(22,750)

FINANCING ACTIVITIES:
Repurchase of preferred stock	9	(10,009)	—
Repayment of long-term debt and payment of principal	5	(119,138)	(19,342)
Repurchase of senior notes	5	(24,690)	—
Proceeds from long-term loans, net of deferred finance fees	5	127,171	—
Debt issuance costs		—	(180)
Issuance of capital surplus		(3)	—

Net cash used in financing activities		(26,669)	(19,522)

Decrease in cash and cash equivalents and restricted cash		(28,698)	(12,758)

Cash and cash equivalents and restricted cash, beginning of period		150,774	134,190

Cash and cash equivalents and restricted cash, end of period		$122,076	$121,432

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid for interest, net of capitalized interest		$70,698	$54,938
Cash paid for income taxes		$298	$485
Non-cash investing and financing activities
Accrued interest income on loan receivable from affiliate company		$(1,734)	$(1,476)
Accrued interest expense payable to affiliate company		$583	$514
Issuance of senior secured notes in exchange of preferred stock	9	$8,626	$—
Transfers from deposits for vessels, port terminals and other fixed assets	3	$—	$32,032
Acquisition of vessels, port terminals and other fixed assets, net	3	$—	$(311)

See unaudited condensed notes to condensed consolidated financial statements.

NAVIOS MARITIME HOLDINGS INC.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Expressed in thousands of U.S. dollars-except share and per share data)

	Number of Preferred Shares	Preferred Stock	Number of Common Shares	Common Stock	Additional Paid-in Capital	Retained Earnings/ (Accumulated Deficit)	Accumulated Other Comprehensive Loss	Total Navios Holdings’ Stockholders’ Equity	Noncontrolling Interest	Total Equity
Balance December 31, 2017	46,302	$—	12,038,647	$1	$682,116	$(166,021)	$2	$516,098	$101,066	$617,164
Net loss	—	—	—	—	—	(40,857)	—	(40,857)	(379)	(41,236)
Cumulative-effect adjustment due to adoption of new standard (Note 13)	—	—	—	—	—	2	(2)	—	—	—
Stock-based compensation expenses (Note 9)	—	—	432,431	—	1,154	—	—	1,154	—	1,154
Cancellation of shares (Note 9)	—	—	(150)	—	—	—	—	—	—	—

Balance March 31, 2018 (unaudited)	46,302	$—	12,470,928	$1	$683,270	$(206,876)	$—	$476,395	$100,687	$577,082

Net loss	—	—	—	—	—	(25,294)	—	(25,294)	1,445	(23,849)
Stock-based compensation expenses (Note 9)	—	—	—	—	1,168	—	—	1,168	—	1,168
Cancellation of shares (Note 9)	—	—	(300)	—	—	—	—	—	—	—

Balance June 30, 2018 (unaudited)	46,302	—	12,470,628	1	684,438	(232,170)	—	452,269	102,132	554,401

Balance December 31, 2018	46,302	$—	12,843,414	$1	$686,671	$(434,739)	$—	$251,933	$269,747	$521,680

Net loss	—	—	—	—	—	(5,304)	—	(5,304)	1,688	(3,616)
Tender Offer—Redemption of preferred stock (Note 9)	(10,930)	—	—	—	(26,297)	16,365	—	(9,932)	—	(9,932)
Stock-based compensation expenses (Note 9)	—	—	151,515	—	731	—	—	731	—	731
Issuance of capital surplus	—	—	(1,123)	—	(3)	—	—	(3)	—	(3)

Balance March 31, 2019 (unaudited)	35,372	$—	12,993,806	$1	$661,102	$(423,678)	$—	$237,425	$271,435	$508,860

Net loss	—	—	—	—	—	(36,431)	—	(36,431)	564	(35,867)
Tender Offer—Redemption of preferred stock (Note 9)	(8,841)	—	—	—	(21,271)	12,568	—	(8,703)	—	(8,703)
Conversion of convertible preferred stock to common stock (Note 9)	(1,309)	—	140,059	—	—	—	—	—	—	—
Stock-based compensation expenses (Note 9)	—	—	—	—	742	—	—	742	—	742
Cancellation of shares (Note 9)	—	—	(59)	—	—	—	—	—	—	—

Balance June 30, 2019 (unaudited)	25,222	$—	13,133,806	$1	640,573	$(447,541)	$—	$193,033	$271,999	$465,032

See unaudited condensed notes to condensed consolidated financial statements.

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

NOTE 1: DESCRIPTION OF BUSINESS

Navios Maritime Holdings Inc. (“Navios Holdings” or the “Company”) (NYSE: NM) is a global seaborne shipping and logistics company focused on the transport and transshipment of dry bulk commodities, including iron ore, coal and grain.

Navios Logistics

Navios South American Logistics Inc. (“Navios Logistics”), a consolidated subsidiary of the Company, is one of the largest logistics companies in the Hidrovia region of South America, focusing on the Hidrovia river system, the main navigable river system in the region, and on cabotage trades along the eastern coast of South America. Navios Logistics is focused on providing its customers integrated transportation, storage and related services through its port facilities, its large, versatile fleet of dry and liquid cargo barges and its product tankers. Navios Logistics serves the needs of a number of growing South American industries, including mineral and grain commodity providers as well as users of refined petroleum products. As of June 30, 2019, Navios Holdings owned 63.8% of Navios Logistics.

Navios Containers

Navios Maritime Containers L.P. (“Navios Containers”) (NASDAQ: NMCI) is a growth vehicle dedicated to the container sector of the maritime industry. Navios Maritime Containers Inc. registered its shares on the Norwegian Over-The-Counter Market (N-OTC) on June 12, 2017 under the ticker “NMCI”.

On November 30, 2018, Navios Maritime Containers Inc. was converted into a limited partnership. In connection with the conversion, Navios Maritime Containers GP LLC, a Republic of the Marshall Islands limited liability company and wholly-owned subsidiary of Navios Holdings, was admitted as Navios Containers’ general partner and holds a non-economic interest that does not provide the holder with any rights to profits or losses of, or distribution by, the partnership. As a result of holding the general partner interest, control was obtained by Navios Holdings due to the fact that the general partner has exclusive management authority over Navios Containers’ operations, controls the appointment of three of the seven members of Navios Containers’ board of directors and has veto rights over certain significant actions of Navios Containers. The limited partners may not remove the general partner without the affirmative vote of at least 75% of the outstanding units (including units held by the general partner and its affiliates), voting as a single class. In addition, limited partners have no right to participate in the operation, management or control of Navios Containers’ business or transact any business in Navios Containers’ name. The general partner has the power to oversee and direct the partnership’s operations and to manage and determine the partnership’s strategies and policies on an exclusive basis and therefore, has the power to govern the financial and operating policies of Navios Containers. As of that date, Navios Holdings obtained control over Navios Containers and consequently the results of operations of Navios Containers are consolidated under Navios Holdings.

As of June 30, 2019, Navios Holdings had a 3.7% ownership interest in Navios Containers.

Navios Partners

Navios Maritime Partners L.P. (“Navios Partners”) (NYSE:NMM) is an international owner and operator of dry cargo vessels and is engaged in seaborne transportation services of a wide range of dry cargo commodities including iron ore, coal, grain, fertilizer and also containers, chartering its vessels under medium to long-term charters.

As of June 30, 2019, Navios Holdings owned a 20.5% interest in Navios Partners, including a 2.1% general partner interest.

Navios Acquisition

Navios Maritime Acquisition Corporation (“Navios Acquisition”) (NYSE: NNA), is an owner and operator of tanker vessels focusing on the transportation of petroleum products (clean and dirty) and bulk liquid chemicals.

As of June 30, 2019, Navios Holdings’ ownership of the outstanding voting stock of Navios Acquisition was 35.4% and its economic interest was 36.0%.

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Navios Europe I

On October 9, 2013, Navios Holdings, Navios Acquisition and Navios Partners established Navios Europe Inc. (“Navios Europe I”) and have economic interests of 47.5%, 47.5% and 5.0%, respectively. Navios Europe I is engaged in the marine transportation industry through the ownership of five tanker and five container vessels. Effective November 2014, Navios Holdings, Navios Acquisition and Navios Partners have voting interests of 50%, 50% and 0%, respectively.

Navios Europe II

On February 18, 2015, Navios Holdings, Navios Acquisition and Navios Partners established Navios Europe (II) Inc. (“Navios Europe II”) and have economic interests of 47.5%, 47.5% and 5.0%, respectively, and voting interests of 50%, 50% and 0%, respectively. Navios Europe II is engaged in the marine transportation industry through the ownership of seven dry bulk and seven container vessels.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)

Basis of presentation: The accompanying interim condensed consolidated financial statements are unaudited, but, in the opinion of management, reflect all adjustments for a fair statement of Navios Holdings’ consolidated balance sheets, statements of comprehensive (loss)/income, statements of cash flows and statements of changes in equity for the periods presented. The results of operations for the interim periods are not necessarily indicative of results for the full year. The footnotes are condensed as permitted by the requirements for interim financial statements and accordingly, do not include information and disclosures required under United States generally accepted accounting principles (“U.S. GAAP”) for complete financial statements. All such adjustments are deemed to be of a normal recurring nature. These interim financial statements should be read in conjunction with the Company’s consolidated financial statements and notes included in Navios Holdings’ Annual Report for the year ended December 31, 2018 filed on Form 20-F with the Securities and Exchange Commission (“SEC”).

Change in accounting principles:

ASU 2016-02 Leases, ASC 842

On January 1, 2019, the Company adopted the requirements of ASU 2016-02 “Leases” as amended (“ASC 842” or the “new lease standard”). ASC 842 increases transparency and comparability among organizations by requiring a lessee to record right-of-use assets and related lease liabilities on its balance sheet when it commences an operating lease. The Company adopted ASC 842 using the modified retrospective transition method. Under this method, the cumulative effect of applying the new lease standard is recorded with no restatement of any comparative prior periods presented. As provided by ASC 842, the Company elected to record the required cumulative effect adjustments to the opening balance sheet in the period of adoption rather than in the earliest comparative period presented. As a result, prior periods as reported by the Company have not been impacted by the adoption of ASC 842. As required by ASC 842, the Company’s disclosures around its leasing activities have been significantly expanded to enable users of our condensed consolidated financial statements to assess the amount, timing and uncertainty of cash flows arising from lease arrangements. Please refer to Note 14.

Reverse Stock Split

On December 21, 2018, the Company’s common stockholders approved a one-for-ten reverse stock split of the Company’s outstanding shares of common stock (the “Reverse Stock Split”). The Reverse Stock Split was effective since January 3, 2019 and the common stock commenced trading on that date on a split-adjusted basis. As a result of the Reverse Stock Split, every ten shares of issued and outstanding common stock were combined into one issued and outstanding share of common stock, without any change in authorized shares or the par value per share. All issued and outstanding shares of common stock, redemption and conversion terms of preferred stock, options to purchase common stock and per share amounts contained in the consolidated financial statements have been retroactively adjusted to reflect the Reverse Stock Split for all periods presented. The retroactive application of the Reverse Stock Split reduced the number of shares of common stock outstanding from 128.4 million shares to 12.8 million shares as of December 31, 2018. The par value of the common stock remained at $0.0001 per share.

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

(b)

Principles of consolidation: The accompanying interim condensed consolidated financial statements include the accounts of Navios Holdings, a Marshall Islands corporation, and its majority owned subsidiaries. All significant intercompany balances and transactions have been eliminated in the consolidated statements.

Subsidiaries: Subsidiaries are those entities in which the Company has an interest of more than one half of the voting rights or otherwise has power to govern the financial and operating policies. The acquisition method of accounting is used to account for the acquisition of subsidiaries. The cost of an acquisition is measured as the fair value of the assets given up, shares issued or liabilities undertaken at the date of acquisition. The excess of the cost of acquisition over the fair value of the net assets acquired and liabilities assumed is recorded as goodwill. All subsidiaries included in the consolidated financial statements are 100% owned, except for Navios Logistics and Navios Containers, which are 63.8% owned and 3.7% owned by Navios Holdings, respectively.

Investments in Affiliates: Affiliates are entities over which the Company generally has between 20% and 50% of the voting rights, or over which the Company has significant influence, but it does not exercise control. Investments in these entities are accounted for under the equity method of accounting. Under this method the Company records an investment in the stock of an affiliate at cost, and adjusts the carrying amount for its share of the earnings or losses of the affiliate subsequent to the date of investment and reports the recognized earnings or losses in income. Dividends received from an affiliate reduce the carrying amount of the investment. The Company recognizes gains and losses in earnings for the issuance of shares by its affiliates, provided that the issuance of shares qualifies as a sale of shares. When the Company’s share of losses in an affiliate equals or exceeds its interest in the affiliate, the Company does not recognize further losses, unless the Company has incurred obligations or made payments on behalf of the affiliate.

Affiliates included in the financial statements accounted for under the equity method

In the consolidated financial statements of Navios Holdings, the following entities are included as affiliates and are accounted for under the equity method for such periods: (i) Navios Partners and its subsidiaries (ownership interest as of June 30, 2019 was 20.5%, which includes a 2.1% general partner interest); (ii) Navios Acquisition and its subsidiaries (economic interest as of June 30, 2019 was 36.0%); (iii) Navios Europe I and its subsidiaries (economic interest as of June 30, 2019 was 47.5%); (iv) Navios Europe II and its subsidiaries (economic interest as of June 30, 2019 was 47.5%); (v) Navios Containers and its subsidiaries (economic interest as of November 30, 2018, date of obtaining control, was 3.7%); and (vi) Acropolis Chartering and Shipping Inc. (“Acropolis”) (economic interest as of December 6, 2018, date of sale of investment, was 35.0%).

(c) Revenue Recognition:

On January 1, 2018, the Company adopted the provisions of ASC 606, Revenue from Contracts with Customers (ASC 606). The guidance provides a unified model to determine how revenue is recognized. In doing so, the Company makes judgments including identifying performance obligations in the contract, estimating the amount of variable consideration to include in the transaction price, and allocating the transaction price to each performance obligation. Revenue is recognized when (or as) the Company transfers promised goods or services to its customers in amounts that reflect the consideration to which the company expects to be entitled to in exchange for those goods or services, which occurs when (or as) the Company satisfies its contractual obligations and transfers control of the promised goods or services to its customers. Revenues are recognized to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. In determining the appropriate amount of revenue to be recognized as it fulfills its obligations under its agreements, the Company performs the following steps: (i) identification of the promised goods or services in the contract; (ii) determination of whether the promised goods or services are performance obligations, including whether they are distinct in the context of the contract; (iii) measurement of the transaction price, including the constraint on variable consideration; (iv) allocation of the transaction price to the performance obligations based on estimated selling prices; and (v) recognition of revenue when (or as) the Company satisfies each performance obligation.

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

The Company’s contract revenues from time chartering and pooling arrangements are governed by ASC 842 “Leases”. See Note 14. Upon adoption of ASC 842, the timing and recognition of earnings from the pool arrangements and time charter contracts to which the Company is party did not change from previous practice. The Company has determined to recognize lease revenue as a combined single lease component for all time charters (operating leases) as the related lease component and non-lease component will have the same timing and pattern of the revenue recognition of the combined single lease component. The performance obligations in a time charter contract are satisfied over the term of the contract beginning when the vessel is delivered to the charterer until it is redelivered back to the Company. As a result of the adoption of these standards, there was no effect on the Company’s opening retained earnings, consolidated balance sheets and consolidated statements of comprehensive (loss)/income.

Revenue is recorded when services are rendered, the Company has a signed charter agreement or other evidence of an arrangement, the price is fixed or determinable, and collection is reasonably assured. The Company generates revenue from transportation of cargo, time charter of vessels, port terminal operations, bareboat charters, contracts of affreightment/voyage contracts, demurrages and contracts covering dry or liquid port terminal operations.

Voyage revenues for the transportation of cargo are recognized ratably over the estimated relative transit time of each voyage. A voyage is deemed to commence when a vessel arrives at the loading port, as applicable under the contract, and is deemed to end upon the completion of the discharge of the current cargo. Under a voyage charter, a vessel is provided for the transportation of specific goods between specific ports in return for payment of an agreed upon freight per ton of cargo.

Revenues are recorded net of address commissions. Address commissions represent a discount provided directly to the charterers based on a fixed percentage of the agreed upon charter rate. Since address commissions represent a discount (sales incentive) on services rendered by the Company and no identifiable benefit is received in exchange for the consideration provided to the charterer, these commissions are presented as a reduction of revenue.

Revenue from contracts of affreightment (“COA”)/voyage contracts relating to our barges are recognized ratably over the estimated relative transit time of each voyage. A voyage is deemed to commence upon the barge’s arrival at the loading port, as applicable under the contract, and is deemed to end upon the completion of discharge under the current voyage. The percentage of transit time is based on the days traveled as of the balance sheet date divided by the total days expected for the voyage. The position of the barge at the balance sheet date is determined by the days traveled as of the balance sheet date over the total voyage of the pushboat having the barge in tow. Revenue arising from contracts that provide our customers with continuous access to convoy capacity is recognized ratably over the period of the contracts.

Demurrage income represents payments made by the charterer to the vessel owner when loading or discharging time exceeds the stipulated time in the voyage charter and is recognized as it is earned.

Upon adoption of ASC 606, the Company is recognizing revenue ratably from the vessel’s/barge’s arrival at the loading port, as applicable under the contract, to when the charterer’s cargo is discharged as well as defer costs that meet the definition of “costs to fulfill a contract” and relate directly to the contract. The adoption of this standard had no material effect on the Company’s opening retained earnings, consolidated balance sheets and consolidated statements of comprehensive (loss)/income.

Revenues from time chartering and bareboat chartering of vessels and barges are accounted for as operating leases and are thus recognized on a straight line basis as the average revenue over the rental periods of such charter agreements as service is performed, except for loss generating time charters, in which case the loss is recognized in the period when such loss is determined. A time charter involves placing a vessel or barge at the charterer’s disposal for a period of time during which the charterer uses the vessel in return for the payment of a specified daily hire rate. Short period charters for less than three months are referred to as spot-charters. Charters extending three months to a year are generally referred to as medium-term charters. All other charters are considered long-term. Under time charters, operating costs such as for crews, maintenance and insurance are typically paid by the owner of the vessel.

For vessels operating in pooling arrangements, the Company earns a portion of total revenues generated by the pool, net of expenses incurred by the pool. The amount allocated to each pool participant vessel, including the Company’s vessels, is determined in accordance with an agreed-upon formula, which is determined by margins awarded to each vessel in the pool based on the vessel’s age, design and other performance characteristics. Revenue under pooling arrangements is accounted for on the accrual basis and is recognized in the period in which the variability is resolved. The allocation of such net revenue may be subject to future adjustments by the pool, however, such changes are not expected to be material.

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars —   except share data)

Profit-sharing revenues are calculated at an agreed percentage of the excess of the charterer’s average daily income (calculated on a quarterly or half-yearly basis) or the Baltic Dry Index over an agreed amount and accounted for on an accrual basis based on provisional amounts and for those contracts that provisional accruals cannot be made due to the nature of the profit sharing elements, these are accounted for on the actual cash settlement.

Revenues from dry port terminal operations consist of an agreed flat fee per ton and cover the services performed to unload barges (or trucks), transfer the product into silos or the stockpiles for temporary storage and then loading the ocean-going vessels. Revenues are recognized upon completion of loading the ocean-going vessels. Revenue arising from contracts that provide our customers with continuous access to port terminal storage and transshipment capacity is recognized ratably over the period of the contracts. Additionally, fees are charged for vessel dockage and for storage time in excess of contractually specified terms. Dockage revenues are recognized ratably up to completion of loading as the performance obligation is met evenly over the loading period. Storage fees are assessed and recognized at the point when the product remains in the silo storage beyond the contractually agreed time allowed. Storage fee revenue is recognized ratably over the storage period and ends when the product is loaded onto the ocean-going vessel.

Revenues from liquid port terminal consist mainly of sales of petroleum products in the Paraguayan market and revenues from liquid port operations. Revenues from liquid port terminal operations consist of an agreed flat fee per cubic meter or a fixed rate over a specific period to cover the services performed to unload barges, transfer the products into the tanks for temporary storage and then loading the trucks. Revenues that consist of an agreed flat fee per cubic meter are recognized upon completion of loading the trucks. Revenues from liquid port terminal operations that consist of a fixed rate over a specific period are recognized ratably over the storage period as the performance obligation is met evenly over time, ending when the product is loaded onto the trucks.

Additionally, revenues consist of an agreed flat fee per cubic meter to cover the services performed to unload barges, transfer the products into the tanks for temporary storage and then loading the trucks. Revenues are recognized upon completion of loading the trucks. Additionally, fees are charged for storage time in excess of contractually specified terms. Storage fee revenue is recognized ratably over the storage period and ends when the product is loaded onto the trucks.

Recovery of lost revenue under credit default insurance for charterers is accounted for as gain contingency and is recognized when all contingencies are resolved. The amount of recovery of lost revenue is recorded within the caption “Revenue” and any amount recovered in excess of the lost revenue is recorded within the caption “Other income/ (expense), net”.

Expenses related to our revenue-generating contracts are recognized as incurred.

The following tables reflect the revenue earned per category for the three and six month periods ended June 30, 2019 and 2018:

	Dry Bulk Vessel Operations for the Three Month Period Ended June 30, 2019	Logistics Business for the Three Month Period Ended June 30, 2019	Containers Business for the Three Month Period Ended June 30, 2019	Dry Bulk Vessel Operations for the Three Month Period Ended June 30, 2018	Logistics Business for the Three Month Period Ended June 30, 2018
COA/Voyage revenue	—	15,366	—	5,998	10,623
Time chartering revenue	52,856	20,661	33,678	66,427	17,988
Profit sharing results	—	—	—	(338)	—
Port terminal revenue	—	19,683	—	—	20,201
Storage fees (dry port) revenue	—	437	—	—	74
Dockage revenue	—	1,083	—	—	923
Sale of products revenue	—	2,097	—	—	9,265
Liquid port terminal revenue	—	932	—	—	860

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars —   except share data)

	Dry Bulk Vessel Operations for the Six Month Period Ended June 30, 2019	Logistics Business for the Six Month Period Ended June 30, 2019	Containers Business for the Six Month Period Ended June 30, 2019	Dry Bulk Vessel Operations for the Six Month Period Ended June 30, 2018	Logistics Business for the Six Month Period Ended June 30, 2018
COA/Voyage revenue	—	27,794	—	14,617	19,552
Time chartering revenue	105,521	38,615	65,510	122,161	36,534
Profit sharing revenue	—	—	—	(205)	—
Port terminal revenue	—	36,657	—	—	34,591
Storage fees (dry port) revenue	—	896	—	—	341
Dockage revenue	—	1,603	—	—	1,530
Sale of products revenue	—	8,156	—	—	17,690
Liquid port terminal revenue	—	2,159	—	—	1,858

Administrative fee revenue from affiliates: Administrative fee revenue from affiliates consists of fees earned on the provision of administrative services pursuant to administrative services agreements with our affiliates (Refer to Note 8). Administrative services include: bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other general and administrative services. These revenues are recognized as the services are provided to affiliates.

The general and administrative expenses incurred on behalf of affiliates are determined based on a combination of actual expenses incurred on behalf of the affiliates as well as a reasonable allocation of expenses that are not affiliate specific but incurred on behalf of all affiliates.

Deferred Income and Cash Received In Advance: Deferred voyage revenue primarily relates to cash received from charterers prior to it being earned. These amounts are recognized as revenue over the voyage or charter period.

(d) Recent Accounting Pronouncements:

In October 2018, the Financial Accounting Standards Board (“FASB”) issued ASU 2018-17, Consolidation (Topic 810): “Targeted Improvements to Related Party Guidance for Variable Interest Entities” (“ASU 2018-17”). ASU 2018-17 provides that indirect interests held through related parties in common control arrangements should be considered on a proportional basis for determining whether fees paid to decision makers and service providers are variable interests. This is consistent with how indirect interests held through related parties under common control are considered for determining whether a reporting entity must consolidate a VIE. For public business entities the amendments are effective for fiscal years beginning after December 15, 2019, and interim periods within those fiscal years. Early adoption is permitted. The Company is currently assessing the impact that adopting this new accounting guidance will have on its disclosures to the consolidated financial statements.

In August 2018, FASB issued ASU 2018-14, “Compensation-Retirement Benefits-Defined Benefit Plans (Topic 715-20): Disclosure Framework-Changes to the Disclosure Requirements for Defined Benefit Plans”. This update modifies the disclosure requirements for defined benefit pension plans and other postretirement plans. ASU 2018-14 is effective for public business entities that are SEC filers beginning in the first quarter of fiscal year 2021, and earlier adoption is permitted. The Company is currently assessing the impact that adopting this new accounting guidance will have on its disclosures to the consolidated financial statements.

In August 2018, FASB issued ASU 2018-13, “Fair Value Measurement (Topic 820): Disclosure Framework-Changes to the Disclosure Requirements for Fair Value Measurement”. This update modifies the disclosure requirements on fair value measurements. ASU 2018-13 is effective for fiscal years beginning after December 15, 2019, and earlier adoption is permitted. The Company is currently assessing the impact that adopting this new accounting guidance will have on its disclosures to the consolidated financial statements.

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

In January 2017, FASB issued ASU 2017-04, “Intangibles-Goodwill and Other (Topic 350)”. This update addresses concerns expressed about the cost and complexity of the goodwill impairment test and simplifies how an entity is required to test goodwill for impairment by eliminating Step 2 from the goodwill impairment test. The amendments in this ASU are required for public business entities and other entities that have goodwill reported in their financial statements and have not elected the private company alternative for the subsequent measurement of goodwill. The amendments are effective for public business entities that are SEC filers for fiscal years beginning after December 15, 2019. Early adoption is permitted for all entities. The Company is currently assessing the impact that adopting this new accounting guidance will have on its consolidated financial statements.

In June 2016, FASB issued ASU No. 2016-13, “Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments.” This standard requires entities to measure all expected credit losses of financial assets held at a reporting date based on historical experience, current conditions, and reasonable and supportable forecasts in order to record credit losses in a more timely manner. ASU 2016-13 also amends the accounting for credit losses on available-for-sale debt securities and purchased financial assets with credit deterioration. The standard is effective for interim and annual reporting periods beginning after December 15, 2019, although early adoption is permitted for interim and annual periods beginning after December 15, 2018. In November 2018, FASB issued ASU 2018-19 “Codification Improvements to topic 326, Financial Instruments-Credit Losses”. The amendments in this update clarify that operating lease receivables are not within the scope of ASC 326-20 and should instead be accounted for under the new leasing standard, ASC 842. In April 2019, FASB issued ASU 2019-04 “Codification Improvements to topic 326, Financial Instruments-Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments”. In May 2019, FASB issued ASU 2019-05, “Financial Instruments-Credit Losses (Topic 326): Targeted Transition Relief”. The amendments in this update provide entities that have certain instruments within the scope of Subtopic 326-20, Financial Instruments-Credit Losses-Measured at Amortized Cost, with an option to irrevocably elect the fair value option in Subtopic 825-10, Financial Instruments-Overall, applied on an instrument-by-instrument basis for eligible instruments, upon adoption of Topic 326. The fair value option election does not apply to held-to-maturity debt securities. An entity that elects the fair value option should subsequently apply the guidance in Subtopics 820-10, Fair Value Measurement-Overall, and 825-10. The Company is currently assessing the impact that adopting this new accounting guidance will have on its consolidated financial statements.

NOTE 3: VESSELS, PORT TERMINALS AND OTHER FIXED ASSETS, NET

Vessels, Port Terminals and Other Fixed Assets, net	Cost	Accumulated Depreciation	Net Book Value
Balance December 31, 2018	$2,524,610	$(626,155)	$1,898,455
Additions	3,350	(44,826)	(41,476)
Impairment losses	(78,390)	57,513	(20,877)
Vessel disposals	(25,170)	—	(25,170)
Vessel Acquisition	53,097	(341)	52,756
Write-off	(2,553)	1,273	(1,280)

Balance June 30, 2019	$2,474,944	$(612,536)	$1,862,408

Impairment loss/ loss on sale of vessels, net

On August 13, 2019, Navios Holdings completed the sale to an unrelated third party of the Navios Mercator, a 2002-built Ultra Handymax vessel of 53,553 dwt for a net sale price of $6,664, to be paid in cash. The impairment loss, during the three month period ended June 30, 2019, amounted to $4,849 (including $626 remaining carrying balance of dry dock and special survey costs) and is included in the consolidated statements of comprehensive (loss)/income under “Impairment loss/ loss on sale of vessels, net”.

On July 18, 2019 Navios Holdings completed the sale to an unrelated third party of the Navios Arc, a 2003-built Ultra Handymax vessel of 53,514 dwt for a net sale price of $7,105, paid in cash. The impairment loss, during the three month period ended June 30, 2019, amounted to $5,149 (including $830 remaining carrying balance of dry dock and special survey costs) and is included in the consolidated statements of comprehensive (loss)/income under “Impairment loss/ loss on sale of vessels, net”.

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

On June 11, 2019, Navios Holdings completed the sale to an unrelated third party of the Navios Vector, a 2002-built Ultra Handymax vessel of 50,296 dwt for a net sale price of $6,860, paid in cash. The loss due to sale, during the three month period ended June 30, 2019, amounted to $10,039 (including $673 remaining carrying balance of dry dock and special survey costs) and is included in the consolidated statements of comprehensive (loss)/income under “Impairment loss/ loss on sale of vessels, net”.

On May 3, 2019, Navios Holdings completed the sale to an unrelated third party of the Navios Equator Prosper, a 2000-built Capesize vessel of 171,191 dwt, for a net sale price of $11,520, paid in cash. The gain due to sale, during the three month period ended June 30, 2019, amounted to $1,784 and is included in the consolidated statements of comprehensive (loss)/ income under impairment loss/ loss on sale of vessels, net.

On March 26, 2019, Navios Holdings completed the sale to an unrelated third party of the Navios Meridian, a 2002-built Ultra Handymax vessel of 50,316 dwt, for a total net sale price of $6,790, paid in cash. The loss due to sale, amounted to $5,531 (including $778 remaining carrying balance of dry dock and special survey costs) and is included in the consolidated statements of comprehensive (loss)/income under “Impairment loss/ loss on sale of vessels, net”.

Navios Logistics

On November 12, 2018, Navios Logistics acquired approximately 3.5 hectares of undeveloped land located in Port Murtinho region, Brazil. Navios Logistics plans to develop this land for its port operations. As of June 30, 2019, Navios Logistics had paid $1,207 for the land acquisition.

In February 2017, two self-propelled barges of our fleet, Formosa and San Lorenzo, were sold for a total amount of $1,109, to be paid in cash. Sale price will be received in installments in the form of lease payments through 2023. The barges may be transferred at the lessee’s option at no cost at the end of the lease period.

Navios Containers

On April 23, 2019 Navios Containers purchased from an unrelated third party the Navios Constellation, a 2011-built of 10,000 TEU containership, for an acquisition cost of $53,097.

NOTE 4: INTANGIBLE ASSETS OTHER THAN GOODWILL

Intangible assets	June 30, 2019	December 31, 2018
Acquisition cost (*)	$209,984	$221,554
Accumulated amortization (*)	(84,934)	(81,467)
Write offs (**)	—	(1,150)

Total Intangible assets net book value	$125,050	$138,937

(*)	The decrease in cost basis includes $10,420 write off relating to Navios Logistics’ trade name which was fully amortized.
(**)	During the year ended December 31, 2018, acquisition costs of $1,150 of favorable lease terms were capitalized as part of the cost of one vessel due to the exercise of the purchase option.

Amortization expense for the three month periods ended June 30, 2019 and 2018 amounted to $6,752 and $1,411, respectively, and for the six month periods ended June 30, 2019 and 2018 amounted to $13,887 and $2,734, respectively.

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

The remaining aggregate amortization of acquired intangibles as of June 30, 2019 will be as follows:

Period
Year One	$23,680
Year Two	5,581
Year Three	5,581
Year Four	5,581
Year Five	5,588
Thereafter	79,039

Total	$125,050

NOTE 5: BORROWINGS

Borrowings, as of June 30, 2019 and December 31, 2018, consisted of the following:

Facility	June 30, 2019	December 31, 2018
Secured credit facilities	$134,129	$163,800
2022 Senior Secured Notes	305,000	305,000
2022 Notes	567,839	614,339
2024 Notes	8,626	—
2022 Logistics Senior Notes	375,000	375,000
Navios Logistics other long-term loans and notes payable	155,536	163,168
Navios Containers long-term loans	269,745	222,605

Total borrowings	1,815,875	1,843,912

Less: current portion, net	(81,203)	(69,051)
Less: deferred finance costs, net	(25,070)	(27,905)

Total long-term borrowings	$1,709,602	$1,746,956

Secured Credit Facilities

As of June 30, 2019, the Company had secured credit facilities with various banks with a total outstanding balance of $134,129. The purpose of the facilities was to finance the construction or acquisition of vessels or refinance existing indebtedness. All of the facilities are denominated in U.S. dollars and bear interest based on LIBOR plus spread ranging from 2.75% to 3.60% per annum. The facilities are repayable in either semi-annual or quarterly installments, followed by balloon payments with maturities, ranging from June 2021 to November 2022. See also the maturity table included below.

The facilities are secured by first priority mortgages on certain of Navios Holdings’ vessels and other collateral.

The credit facilities contain a number of restrictive covenants that limit Navios Holdings and/or certain of its subsidiaries from, among other things: incurring or guaranteeing indebtedness; entering into affiliate transactions; charging, pledging or encumbering the vessels securing such facilities; changing the flag, class, management or ownership of certain Navios Holdings’ vessels; changing the commercial and technical management of certain Navios Holdings’ vessels; selling or changing the ownership of certain Navios Holdings’ vessels; and subordinating the obligations under the credit facilities to any general and administrative costs relating to the vessels. The credit facilities also require the vessels to comply with the ISM Code and ISPS Code and to maintain valid safety management certificates and documents of compliance at all times. Additionally, the credit facilities require compliance with the covenants contained in the indentures governing the 2022 Senior Secured Notes (as defined herein), the 2022 Notes (as defined herein) and the 2024 Notes (as defined herein). Among other events, it will be an event of default under the credit facilities if the financial covenants are not complied with or if Angeliki Frangou and her affiliates, together, own less than 20% of the outstanding share capital of Navios Holdings.

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

The majority of the Company’s senior secured credit facilities require compliance with maintenance covenants, including (i) value-to-loan ratio covenants, based on charter-free valuations, ranging from over 120% to 135%, (ii) minimum liquidity up to a maximum of $30,000, and (iii) net total debt divided by total assets, as defined in each senior secured credit facility, ranging from a maximum of 75% to 80%. Certain covenants in our senior secured credit facilities have been amended for a specific period to increase the covenant levels for the applicable net total debt divided by total assets maintenance covenants, as defined in each senior secured credit facility, to a maximum of 85%.

As of June 30, 2019, the Company was in compliance with all of the covenants under each of its credit facilities.

2022 Senior Secured Notes

On November 21, 2017, the Company and its wholly owned subsidiary, Navios Maritime Finance II (US) Inc. (together with the Company, the “Co-Issuers”) issued $305,000 of 11.25% Senior Notes due 2022 (the “2022 Senior Secured Notes”), at a price of 97%.

The 2022 Senior Secured Notes are secured by a first priority lien on the capital stock owned by certain of the subsidiary guarantors of Navios Holdings in each of Navios Partners, Navios GP L.L.C., Navios Acquisition, Navios Logistics and Navios Containers. In May 2019, the capital stock in Navios Partners and 224,116 Navios Acquisition shares that were collateral under the 2022 Senior Secured Notes were released and replaced by Navios Azimuth. See also Note 15. The 2022 Senior Secured Notes are unregistered and guaranteed by all of the Company’s direct and indirect subsidiaries, except for certain subsidiaries designated as unrestricted subsidiaries, including Navios Logistics. The subsidiary guarantees are “full and unconditional”, except that the indenture provides for an individual subsidiary’s guarantee to be automatically released in certain customary circumstances, such as when a subsidiary is sold or all of the assets of the subsidiary are sold, the capital stock is sold, when the subsidiary is designated as an “unrestricted subsidiary” for purposes of the indenture, upon liquidation or dissolution of the subsidiary or upon legal or covenant defeasance or satisfaction and discharge of the 2022 Senior Secured Notes.

The Co-Issuers have the option to redeem the 2022 Senior Secured Notes in whole or in part, at any time on or after November 16, 2018 at a fixed price of 104.219%, which price declines ratably until it reaches par in November 2019.

The 2022 Senior Secured Notes contain covenants which, among other things, limit the incurrence of additional indebtedness, issuance of certain preferred stock, the payment of dividends, redemption or repurchase of capital stock or making restricted payments and investments, creation of certain liens, transfer or sale of assets, entering in transactions with affiliates, merging or consolidating or selling all or substantially all of the Co-Issuers’ properties and assets and creation or designation of restricted subsidiaries. The Co-Issuers were in compliance with the covenants as of June 30, 2019.

2022 Notes

On November 29, 2013, the Co-Issuers completed the sale of $650,000 of its 7.375% First Priority Ship Mortgage Notes due 2022 (the “2022 Notes”). During September 2018, the Company repurchased $35,661 of its 2022 Notes for a cash consideration of $28,796. During March 2019, Navios Logistics repurchased $31,500 in par value of its 2022 Notes from unaffiliated third parties in open market transactions for a cash consideration of $15,532 resulting in a gain on bond extinguishment of $15,662, net of deferred fees written-off. During April 2019, Navios Logistics repurchased $4,000 in par value of its 2022 Notes from unaffiliated third parties in open market transactions for a cash consideration of $2,110. During May 2019, the Company repurchased $11,000 in par value of its 2022 Notes for a cash consideration of $7,048 resulting in a gain on bond extinguishment of $5,712, net of deferred fees written-off. (Refer to Note 8, “Secured credit facility with Navios Logistics”).

The 2022 Notes are senior obligations of Navios Holdings and Navios Maritime Finance II (US) Inc. (the “2022 Co- Issuers”) and were originally secured by first priority ship mortgages on 23 dry bulk vessels owned by certain subsidiary guarantors and certain other associated property and contract rights. In June 2017, Navios Ionian and Navios Horizon were released from the 2022 Notes and replaced by the Navios Galileo. In March 2018, Navios Herakles was released from the 2022 Notes and replaced by the Navios Equator Prosper. In July 2018, Navios Achilles was released from the 2022 Notes and replaced by the Navios Primavera. In December 2018 and in March 2019, Navios Magellan and Navios Meridian, respectively, were released from the 2022 Notes and the total proceeds of $14,000 were restricted in escrow accounts and considered as cash collaterals. In May 2019 and June 2019, Navios Equator Prosper, Navios Vector and the cash collaterals in escrow accounts were released from the 2022 Notes and replaced by the N Bonanza and N Amalthia and the total proceeds of $7,410 were restricted in an escrow account and considered as cash collateral. In August 2019, the cash collateral in escrow accounts were released from the 2022 Notes and replaced by Navios Victory. The 2022 Notes are unregistered and fully and unconditionally guaranteed, jointly and severally by all of the Company’s direct and indirect subsidiaries, other than Navios Maritime Finance (US) Inc., Navios Logistics and its subsidiaries and Navios GP L.L.C.

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

The guarantees of the Company’s subsidiaries that own mortgaged vessels are senior secured guarantees and the guarantees of the Company’s subsidiaries that do not own mortgaged vessels are senior unsecured guarantees. In addition, the 2022 Co-Issuers have the option to redeem the 2022 Notes in whole or in part, at any time on or after January 15, 2019, at a fixed price of 101.844%, which price declines ratably until it reaches par in January 2020.

Upon occurrence of certain change of control events, the holders of the 2022 Notes may require the 2022 Co-Issuers to repurchase some or all of the 2022 Notes at 101% of their face amount. The 2022 Notes contain covenants, which among other things, limit the incurrence of additional indebtedness, issuance of certain preferred stock, the payment of dividends, redemption or repurchase of capital stock or making restricted payments and investments, creation of certain liens, transfer or sale of assets, entering into certain transactions with affiliates, merging or consolidating or selling all or substantially all of the 2022 Co-Issuers’ properties and assets and creation or designation of restricted subsidiaries. The indenture governing the 2022 Notes includes customary events of default. The 2022 Co-Issuers were in compliance with the covenants as of June 30, 2019.

2024 Notes

On March 21, 2019, Navios Holdings issued $4,747 of 9.75% Senior Notes due 2024 (the “2024 Notes”) as an exchange for a total of 10,930 Series H which were validly tendered as of that date (Refer to Note 9).

On April 21, 2019, Navios Holdings issued $3,879 of 9.75% Senior Notes due 2024 (the “2024 Notes”) as an exchange for a total of 8,841 Series G which were validly tendered as of that date. (Refer to Note 9).

The 2024 Notes are Navios Holding’s senior unsecured general obligations and rank senior in right of payment to any of Navios Holding’s existing and future debt that expressly provides that it is subordinated to the 2024 Notes, pari passu in right of payment with all of Navios Holding’s existing and future senior obligations, structurally subordinated in right of payment to the obligations of Navios Holding’s subsidiaries, and effectively subordinated in right of payment to any existing and future obligations of Navios Holdings that are secured by property or assets that do not secure the 2024 Notes, including the 2022 Senior Secured Notes and the 2022 Notes, to the extent of the value of any such property and assets securing such other obligations. The 2024 Notes are not guaranteed by any of Navios Holdings’ subsidiaries.

The indenture governing the 2024 Notes does not contain restrictive covenants but does include customary events of default.

Navios Holdings has the option to redeem the 2024 Notes, in whole or in part, at its option at any time, at a redemption price equal to 100% of the principal amount of the 2024 Notes to be redeemed, plus accrued interest.

2022 Logistics Senior Notes

On April 22, 2014, Navios Logistics and its wholly-owned subsidiary Navios Logistics Finance (US) Inc. (“Logistics Finance” and, together with Navios Logistics (the “Logistics Co-Issuers”) issued $375,000 in aggregate principal amount of Senior Notes due on May 1, 2022 (the “2022 Logistics Senior Notes”), at a fixed rate of 7.25%. The 2022 Logistics Senior Notes are unregistered and are fully and unconditionally guaranteed, jointly and severally by all of Navios Logistics’ direct and indirect subsidiaries except for Horamar do Brasil Navegaçăo Ltda (“Horamar do Brasil”), Naviera Alto Parana S.A. (“Naviera Alto Parana”), and Terra Norte Group S.A. (“Terra Norte”), which are deemed to be immaterial, and Logistics Finance, which is the co-issuer of the 2022 Logistics Senior Notes. The subsidiary guarantees are “full and unconditional”, except that the indenture provides for an individual subsidiary’s guarantee to be automatically released in certain customary circumstances, such as in connection with a sale or other disposition of all or substantially all of the assets of the subsidiary, in connection with the sale of a majority of the capital stock of the subsidiary, if the subsidiary is designated as an “unrestricted subsidiary” in accordance with the indenture, upon liquidation or dissolution of the subsidiary or upon legal or covenant defeasance or satisfaction and discharge of the 2022 Logistics Senior Notes.

The Logistics Co-Issuers have the option to redeem the 2022 Logistics Senior Notes in whole or in part, at their option, at any time on or after May 1, 2019, at a fixed price of 101.813%, which price declines ratably until it reaches par in 2020. In addition, upon the occurrence of certain change of control events, the holders of the 2022 Logistics Senior Notes will have the right to require the Logistics Co-Issuers to repurchase some or all of the 2022 Logistics Senior Notes at 101% of their face amount, plus accrued and unpaid interest to the repurchase date.

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

The indenture governing the 2022 Logistics Senior Notes contains covenants which, among other things, limit the incurrence of additional indebtedness, issuance of certain preferred stock, the payment of dividends, redemption or repurchase of capital stock or making restricted payments and investments, creation of certain liens, transfer or sale of assets, entering into transactions with affiliates, merging or consolidating or selling all or substantially all of Navios Logistics’ properties and assets and creation or designation of restricted subsidiaries.

The indenture governing the 2022 Logistics Senior Notes include customary events of default.

In addition, there are no significant restrictions on (i) the ability of the parent company, any issuer (or co-issuer) or any guarantor subsidiaries of the 2022 Logistics Senior Notes to obtain funds by dividend or loan from any of their subsidiaries or (ii) the ability of any subsidiaries to transfer funds to the issuer (or co-issuer) or any guarantor subsidiaries.

The Logistics Co-Issuers were in compliance with the covenants as of June 30, 2019.

Navios Logistics

As of June 30, 2019, Navios Logistics had long-term loans and notes payable with a total outstanding balance of $155,536. The purpose of the facilities was to finance the construction of its dry port terminal, the acquisition of vessels, or for general corporate purposes. The facilities are mainly denominated in U.S. dollars and bear interest based on LIBOR plus spread ranging from 3.15% to 4.75% per annum. The facilities are repayable in installments and have maturities ranging from August 2020 to November 2024. See also the maturity table included below.

Navios Containers

As of June 30, 2019, Navios Containers had long-term loans with a total outstanding balance of $269,745. The purpose of the facilities was to finance the acquisition of vessels, or for general corporate purposes. The facilities are mainly denominated in U.S. dollars and bear interest based on LIBOR plus spreads ranging from 3.00% to 3.50% per annum. The facilities are repayable in installments and have maturities ranging from June 2020 to June 2024. See also the maturity table included below.

During the six month period ended June 30, 2019, the Company in relation to its secured credit facilities paid, $41,978 related to scheduled repayment installments, $24,085 related to the prepayment of two of Navios Holdings’ credit facilities, $53,075 related to the prepayment of two of Navios Containers’ credit facilities which were refinanced by a total of $78,900 loan amounts drawn during the period.

The annualized weighted average interest rates of the Company’s total borrowings for the three and six month periods ended June 30, 2019 were 7.72% and 7.73%, respectively. The annualized weighted average interest rates of the Company’s total borrowings for the three and six month periods ended June 30, 2018, were 7.57% and 7.50%, respectively.

The maturity table below reflects the principal payments for the next five years and thereafter of all borrowings of Navios Holdings (including Navios Logistics and Navios Containers) outstanding as of June 30, 2019, based on the repayment schedules of the respective loan facilities and the outstanding amount due under the debt securities.

Payment due by period
June 30, 2020	$84,525
June 30, 2021	93,707
June 30, 2022	1,145,127
June 30, 2023	392,723
June 30, 2024	99,296
June 30, 2025 and thereafter	497

Total	$1,815,875

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

NOTE 6: FAIR VALUE OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Cash and cash equivalents: The carrying amounts reported in the consolidated balance sheets for interest bearing deposits and money market funds approximate their fair value because of the short maturity of these investments.

Restricted cash: The carrying amounts reported in the consolidated balance sheets for interest bearing deposits approximate their fair value because of the short maturity of these investments.

Borrowings: The book value has been adjusted to reflect the net presentation of deferred financing costs. The outstanding balance of the floating rate loans continues to approximate its fair value, excluding the effect of any deferred finance costs. The 2022 Notes, the 2022 Logistics Senior Notes, the 2022 Senior Secured Notes, two Navios Logistics’ loans and the Navios Containers’ seller’s credit are fixed rate borrowings and their fair value was determined based on quoted market prices.

Loan receivable from affiliate companies: The carrying amount of the floating rate loan approximates its fair value.

Investments in available-for-sale securities: The carrying amount of the investments in available-for-sale securities reported in the consolidated balance sheets represents unrealized gains and losses on these securities, which are reflected in the consolidated statements of comprehensive (loss)/income.

Long-term payable to affiliate companies: The carrying amount of long-term payable to affiliate companies approximates their fair value.

The estimated fair values of the Company’s financial instruments are as follows:

	June 30, 2019		December 31, 2018
	Book Value	Fair Value	Book Value	Fair Value
Cash and cash equivalents	$110,645	$110,645	$137,882	$137,882
Restricted cash	$11,431	$11,431	$12,892	$12,892
Investments in available-for-sale-securities	$193	$193	$192	$192
Loan receivable from affiliate companies	$51,823	$51,823	$46,089	$46,089
Senior and ship mortgage notes, net	$(1,237,470)	$(976,756)	$(1,272,108)	$(966,402)
Long-term debt, including current portion	$(553,335)	$(559,164)	$(543,899)	$(549,078)
Long-term payable to affiliate companies	$(96,750)	$(96,750)	$(67,154)	$(67,154)

The following tables set forth our assets that are measured at fair value on a recurring basis categorized by fair value hierarchy level. As required by the fair value guidance, assets are categorized in their entirety based on the lowest level of input that is significant to the fair value measurement.

	Fair Value Measurements as of June 30, 2019
	Total	Quoted Prices in Active Markets for Identical Assets (Level I)	Significant Other Observable Inputs (Level II)	Significant Unobservable Inputs (Level III)
Investments in available-for-sale-securities	$193	$193	$—	$—

Total	$193	$193	$—	$—

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

	Fair Value Measurements as of December 31, 2018
	Total	Quoted Prices in Active Markets for Identical Assets (Level I)	Significant Other Observable Inputs (Level II)	Significant Unobservable Inputs (Level III)
Investments in available-for-sale-securities	$192	$192	$—	$—

Total	$192	$192	$—	$—

The Company’s assets measured at fair value on a non-recurring basis were:

	Fair Value Measurements as of June 30, 2019
	Total	Quoted Prices in Active Markets for Identical Assets (Level I)	Significant Other Observable Inputs (Level II)	Significant Unobservable Inputs (Level III)
Vessels, port terminals and other fixed assets, net	$13,769	$13,769	$—	$—
Investments in affiliates	30,650	30,650	$—	$—

Total	$44,419	$44,419	$—	$—

The Company recorded an impairment loss of $9,998 during the three month period ended June 30, 2019 due to the sale of two of its vessels, thus reducing vessels’ net book value to $13,769 as at June 30, 2019.

The Company recorded an other-than-temporary impairment loss (“OTTI”) loss of $13,543 relating to its investment in Navios Acquisition during the three month period ended June 30, 2019, thus reducing its total carrying value to $30,650 as at June 30, 2019.

	Fair Value Measurements as of December 31, 2018
	Total	Quoted Prices in Active Markets for Identical Assets (Level I)	Significant Other Observable Inputs (Level II)	Significant Unobservable Inputs (Level III)
Vessels, port terminals and other fixed assets, net	$100,250	$—	$100,250	$—
Investments in affiliates	$29,328	$29,328	$—	$—

Total	$129,578	$29,328	$100,250	$—

The Company recorded an impairment loss of $179,186 during the year ended December 31, 2018 for four of its vessels, thus reducing vessels’ net book value to $100,250, as at December 31, 2018.

The Company recorded an OTTI loss of $55,524 relating to its investment in Navios Partners during the year ended December 31, 2018, thus reducing its total carrying value to $29,328 as at December 31, 2018.

Fair Value Measurements

The estimated fair value of our financial instruments that are not measured at fair value on a recurring basis, categorized based upon the fair value hierarchy, are as follows:

Level I: Inputs are unadjusted, quoted prices for identical assets or liabilities in active markets that we have the ability to access. Valuation of these items does not entail a significant amount of judgment.

Level II: Inputs other than quoted prices included in Level I that are observable for the asset or liability through corroboration with market data at the measurement date.

Level III: Inputs that are unobservable.

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

	Fair Value Measurements at June 30, 2019
	Total	(Level I)	(Level II)	(Level III)
Cash and cash equivalents	$110,645	$110,645	$—	$—
Restricted cash	$11,431	$11,431	$—	$—
Loan receivable from affiliate companies(2)	$51,823	$—	$51,823	$—
Senior and ship mortgage notes	$(976,756)	$(968,130)	$(8,626)	$—
Long-term debt, including current portion(1)	$(559,164)	$—	$(559,164)	$—
Long-term payable to affiliate companies(2)	$(96,750)	$—	$(96,750)	$—

	Fair Value Measurements at December 31, 2018
	Total	(Level I)	(Level II)	(Level III)
Cash and cash equivalents	$137,882	$137,882	$—	$—
Restricted cash	$12,892	$12,892	$—	$—
Loan receivable from affiliate companies(2)	$46,089	$—	$46,089	$—
Senior and ship mortgage notes	$(966,402)	$(966,402)	$—	$—
Long-term debt, including current portion(1)	$(549,078)	$—	$(549,078)	$—
Long-term payable to affiliate companies(2)	$(67,154)	$—	$(67,154)	$—

(1)

The fair value of the Company’s long-term debt is estimated based on currently available debt with similar contract terms, interest rates and remaining maturities, published quoted market prices as well as taking into account the Company’s creditworthiness.

(2)

The fair value of the Company’s loan receivable from/ payable to affiliate companies and long-term receivable from/payable to affiliate companies is estimated based on currently available debt with similar contract terms, interest rate and remaining maturities as well as taking into account the counterparty’s creditworthiness.

NOTE 7: COMMITMENTS AND CONTINGENCIES

As of June 30, 2019, the Company was contingently liable for letters of guarantee and letters of credit amounting to $1,577 (December 31, 2018: $1,577) issued by various banks in favor of various organizations and the total amount was collateralized by cash deposits, which were included as a component of restricted cash.

In December 2017, the Company agreed to charter-in, under a ten year bareboat contract, from an unrelated third party the Navios Galaxy II, a newbuilding bulk carrier vessel of about 81,600 dwt, expected to be delivered in the first quarter of 2020. The Company has agreed to pay in total $5,410 representing a deposit for the option to acquire the vessel, of which $2,705 was paid during the year ended December 31, 2017 and the remaining $2,705 was paid during April 2019. As of June 30, 2019, the total amount of $5,855, including expenses and interest, is presented under the caption “Other long-term assets”.

In January 2018, Navios Holdings agreed to charter-in, under two ten-year bareboat contracts, from an unrelated third party the Navios Herakles I and the Navios Uranus, two newbuilding bulk carriers of 82,036 dwt and about 81,600 dwt, respectively. On August 28, 2019 Navios Holdings took delivery of Navios Herakles I. Navios Uranus is expected to be delivered in the fourth quarter of 2019. Navios Holdings has agreed to pay in total $11,140, representing a deposit for the option to acquire these vessels, of which $8,340 was paid during the period ended December 31, 2018 and the remaining $2,800 was paid during January 2019. As of June 30, 2019, the total amount of $12,379, including expenses and interest, is presented under the caption “Other long-term assets”.

In April 2018, Navios Holdings agreed to charter-in, under one ten-year bareboat contract, from an unrelated third party the Navios Felicity I, a newbuilding bulk carrier of about 81,000 dwt, expected to be delivered in the fourth quarter of 2019. Navios Holdings has agreed to pay in total $5,590, representing a deposit for the option to acquire this vessel, of which $2,795 was paid during the period ended December 31, 2018 and the remaining $2,795 was paid during February 2019. As of June 30, 2019, the total amount of $6,097, including expenses and interest, is presented under the caption “Other long-term assets”.

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Navios Holdings agreed to charter-in, under one ten-year bareboat contract, from an unrelated third party the Navios Magellan II, a newbuilding bulk carrier of about 81,000 dwt, expected to be delivered in the second quarter of 2020. Navios Holdings has agreed to pay in total $5,820, representing a deposit for the option to acquire this vessel, of which $2,910 was paid upon signing of the contract in October 2018 and the remaining $2,910 was paid during June 2019. As of June 30, 2019, the total amount of $6,080, including expenses and interest, is presented under the caption “Other long-term assets”.

Navios Logistics issued a guarantee and indemnity letter that guaranteed the performance by Petrolera San Antonio S.A. (a consolidated subsidiary) of all its obligations to Vitol S.A. up to $12,000. This guarantee expires on March 1, 2020.

The Company is involved in various disputes and arbitration proceedings arising in the ordinary course of business. Provisions have been recognized in the financial statements for all such proceedings where the Company believes that a liability may be probable, and for which the amounts can be reasonably estimated, based upon facts known on the date the financial statements were prepared. Although the Company cannot predict with certainty the ultimate resolutions of these matters, in the opinion of management, the ultimate disposition of these matters is not expected to have a material adverse effect on the Company’s financial position, results of operations or liquidity.

On July 22, 2016, Navios Logistics guaranteed the compliance of certain obligations related to Edolmix S.A. and Energías Renovables del Sur S.A. (entities wholly owned by Navios Logistics) under their respective direct user agreements with the Free Zone of Nueva Palmira, for the amounts of $847 and $519, respectively.

On August 16, 2018, there was a fire incident at the iron ore port terminal in Nueva Palmira, Uruguay, for which Navios Logistics maintains property and loss of earnings insurance coverage for such types of events (subject to applicable deductibles and other customary limitations). As of June 30, 2019, an insurance claim receivable of $3,039 was recorded in the Navios Logistics’ prepaid expenses and other current assets. As of September 12, 2019, the full amount has been collected in relation to this insurance claim.

In January 2019, Navios Containers announced the exercise of an option to acquire a 2011-built 10,000 TEU containership from an unrelated third party for a purchase price of $52,500. Navios Containers took delivery of the vessel on April 23, 2019.

In February 2019, Navios Containers announced the exercise of an option to acquire a 2011-built 10,000 TEU containership from an unrelated third party for a purchase price of $52,500.

In connection with the acquisition of two 2011-built 10,000 TEU containerships described above, Navios Containers entered into a $20,000 seller’s credit agreement, which matures in January 2020 and bears interest at a rate of 5.0% per annum.

NOTE 8: TRANSACTIONS WITH RELATED PARTIES

Office rent: The Company has entered into lease agreements with Goldland Ktimatiki-Ikodomiki-Touristiki Xenodohiaki Anonimos Eteria, Emerald Ktimatiki-Ikodomiki Touristiki Xenodohiaki Anonimos Eteria and Infraco Limited, all of which are Greek corporations that are currently majority-owned by Angeliki Frangou, Navios Holdings’ Chairman and Chief Executive Officer. The lease agreements provide for the leasing of facilities located in Piraeus, Greece to house the operations of most of the Company’s subsidiaries. The total annual lease payments are in aggregate €1,046 (approximately $1,191) pursuant to two lease agreements that continue to be effective until either party terminates the agreement and other lease agreements that expire through 2030. These payments are subject to annual adjustments, which are based on the inflation rate prevailing in Greece as reported by the Greek State at the end of each year. See also Note 15.

Purchase of services: The Company utilized its former affiliate company, Acropolis, as a broker until the sale of its investment on December 6, 2018. Commissions charged from Acropolis for each of the three and six month periods ended June 30, 2019 and 2018 were $0. Included in the trade accounts payable at both June 30, 2019 and December 31, 2018 was an amount due to Acropolis of $76.

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Management fees: Navios Holdings provides commercial and technical management services to Navios Partners’ vessels for a daily fixed fee. This daily fee covers all of the vessels’ operating expenses, including the cost of drydock and special surveys. In November 2017, the Company amended its existing management agreement to fix the fees for ship management services of its owned fleet at: (i) $4.2 daily rate per Ultra-Handymax vessel; (ii) $4.3 daily rate per Panamax vessel; (iii) $5.25 daily rate per Capesize vessel; (iv) $6.7 daily rate per container vessel of TEU 6,800; (v) $7.4 daily rate per container vessel of more than TEU 8,000; and (vi) $8.75 daily rate per very large container vessel of more than TEU 13,000 through December 31, 2019 (Refer to Note 15). For the three month periods ended June 30, 2019 and 2018, certain extraordinary fees and costs related to regulatory requirements under Navios Partners’ management agreement amounted to $1,680 and $0, respectively, and are presented under the caption “Other income/ (expense), net”. For the six month periods ended June 30, 2019 and 2018, certain extraordinary fees and costs related to regulatory requirements under Navios Partners’ management agreement amounted to $3,780 and $0, respectively, and are presented under the caption “Other income/ (expense), net”. Drydocking expenses will be reimbursed by Navios Partners at cost at occurrence. Total management fees for the three month periods ended June 30, 2019 and 2018 amounted to $16,497 and $17,382 respectively, and for the six month periods ended June 30, 2019 and 2018 amounted to $33,106 and $34,072, respectively, and are presented net under the caption “Direct vessel expenses”.

Navios Holdings provides commercial and technical management services to Navios Acquisition’s vessels for a daily fee that was fixed. This daily fee covers all of the vessels’ operating expenses, other than certain fees and costs. Actual operating costs and expenses would be determined in a manner consistent with how the initial fixed fees were determined. In May 2016, Navios Holdings amended its agreement with Navios Acquisition to fix the fees for ship management services of Navios Acquisition owned fleet at a daily fee of (i) $6.35 per MR2 product tanker and chemical tanker vessel; (ii) $7.15 per LR1 product tanker vessel; and (iii) $9.5 per VLCC through May 2018. In May 2018, Navios Holdings amended its agreement with Navios Acquisition to fix the fees for ship management services of Navios Acquisition owned fleet at a daily fee of (i) $6.5 per MR2 product tanker and chemical tanker vessel; (ii) $7.15 per LR1 product tanker vessel; and (iii) $9.5 per VLCC through May 2020 (Refer to Note 15). For the three month periods ended June 30, 2019 and 2018 certain extraordinary fees and costs related to regulatory requirements under Navios Acquisition’s management agreement amounted to $2,100 and $0, respectively, and for the six month periods ended June 30, 2019 and 2018 amounted to $3,990 and $0, respectively, and are presented under the caption “Other income/ (expense), net”. Drydocking expenses under this agreement will be reimbursed at cost at occurrence for all vessels. Following the merger of Navios Maritime Midstream Partners L.P. (“Navios Midstream”) with Navios Acquisition completed on December 13, 2018, the management agreement also covers vessels acquired. Total management fees for the three month periods ended June 30, 2019 and 2018 amounted to $26,925 and $22,913, respectively, and for the six month periods ended June 30, 2019 and 2018 amounted to $54,831 and $46,312, respectively, and are presented net under the caption “Direct vessel expenses”.

Pursuant to a management agreement dated December 13, 2013, Navios Holdings provides commercial and technical management services to Navios Europe I’s tanker and container vessels. The term of this agreement is for a period of six years. Management fees under this agreement will be reimbursed at cost at occurrence. Total management fees for the three month periods ended June 30, 2019 and 2018 amounted to $4,773 and $5,154, respectively, and for the six month periods ended June 30, 2019 and 2018 amounted to $9,488 and $10,377, respectively, and are presented net under the caption “Direct vessel expenses”.

Pursuant to a management agreement dated November 18, 2014, as further amended in October 2016, Navios Holdings provides commercial and technical management services to Navios Midstream’s vessels for a daily fixed fee of $9.5 per owned VLCC vessel, effective through December 31, 2018. Drydocking expenses under this agreement will be reimbursed at cost at occurrence for all vessels. The term of this agreement is for a period of five years. Total management fees for the three and six month periods ended June 30, 2018 amounted to $5,187 and $10,251, respectively, and are presented net under the caption “Direct vessel expenses”.

Pursuant to a management agreement dated June 5, 2015, Navios Holdings provides commercial and technical management services to Navios Europe II’s dry bulk and container vessels. The term of this agreement is for a period of six years. Management fees under this agreement will be reimbursed at cost at occurrence. Total management fees for the three month periods ended June 30, 2019 and 2018 amounted to $5,885 and $5,540, respectively, and for the six month periods ended June 30, 2019 and 2018 amounted to $12,380 and $10,801, and are presented net under the caption “Direct vessel expenses”.

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Pursuant to a management agreement dated June 7, 2017, as amended in November 2017, in April 2018 and in June 2018, Navios Holdings provides commercial and technical management services to Navios Containers’ vessels. The term of this agreement is for an initial period of five years with an automatic extension period of five years thereafter unless a notice for termination is received by either party. The fee for the ship management services provided by Navios Holdings is a daily fee of $6.1 per day for up to 5,500 TEU container vessels, $6.7 per day for above 5,500 TEU and up to 8,000 TEU container vessels and $7.4 per day for above 8,000 TEU and up to 10,000 TEU container vessels until the end of 2019 (Refer to Note 15). For the three and six month periods ended June 30, 2019, certain extraordinary fees and costs related to regulatory requirements under Navios Containers’ management agreement amounted to $1,470 and $2,940, respectively, and have been eliminated upon consolidation. Drydocking expenses under this agreement are reimbursed by Navios Containers at cost. Total management fees for the three and six month periods ended June 30, 2019 amounted to $16,408 and $32,131, respectively, and have been eliminated upon consolidation. Total management fees for the three and six month periods ended June 30, 2018 amounted to $12,449, and $24,088, respectively, and are presented net under the caption “Direct vessel expenses”.

Navios Partners Guarantee: In November 2012 (as amended in March 2014), the Company entered into an agreement with Navios Partners (the “Navios Partners Guarantee”) to provide Navios Partners with guarantees against counterparty default on certain existing charters, which had previously been covered by the charter insurance for the same vessels, same periods and same amounts. The Navios Partners Guarantee provides for a maximum possible payout of $20,000 by the Company to Navios Partners. Premiums that are calculated on the same basis as the restructured charter insurance are included in the management fee that is paid by Navios Partners to Navios Holdings pursuant to the management agreement. As of June 30, 2019, Navios Partners has submitted one claim under this agreement to the Company. As of June 30, 2019 and December 31, 2018, the fair value of the claim was estimated at $14,362 and $18,001, respectively, and the change in estimate of the guarantee claim of $3,638 recorded during the three month period ended June 30, 2019 was included in “Other income/ (expense), net”. The final settlement of the amount due will be made at specific dates, in accordance with a signed letter of agreement between the parties.

General and administrative expenses incurred on behalf of affiliates/Administrative fee revenue from affiliates: Navios Holdings provides administrative services to Navios Partners. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Navios Holdings extended the duration of its existing administrative services agreement with Navios Partners until December 31, 2022, pursuant to its existing terms (Refer to Note 15). Total general and administrative fees for the three month periods ended June 30, 2019 and 2018 amounted to $2,537 and $2,330, respectively, and for the six month periods ended June 30, 2019 and 2018 amounted to $5,127 and $4,580, respectively.

Navios Holdings provides administrative services to Navios Acquisition. Navios Holdings extended the duration of its existing administrative services agreement with Navios Acquisition until May 2020 pursuant to its existing terms. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services (Refer to Note 15). Total general and administrative fees for the three month periods ended June 30, 2019 and 2018 amounted to $2,761 and $2,188, respectively, and for the six month periods ended June 30, 2019 and 2018 amounted to $5,626 and $4,435, respectively.

Following the merger of Navios Midstream with Navios Acquisition completed on December 13, 2018, the administrative services agreement also covers vessels acquired.

Navios Holdings provides administrative services to Navios Logistics. In April 2016, Navios Holdings extended the duration of its existing administrative services agreement with Navios Logistics until December 2021, pursuant to its existing terms. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services (Refer to Note 15). Total general and administrative fees for the three month periods ended June 30, 2019 and 2018 amounted to $286 and $250, respectively, and for the six month periods ended June 30, 2019 and 2018 amounted to $572 and $500, respectively. The general and administrative fees have been eliminated upon consolidation.

Pursuant to an administrative services agreement dated December 13, 2013, Navios Holdings provides administrative services to Navios Europe I’s tanker and container vessels. The term of this agreement is for a period of six years. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Total general and administrative fees for the three month periods ended June 30, 2019 and 2018 amounted to $406 and $332, respectively, and for the six month periods ended June 30, 2019 and 2018 amounted to $808 and $660, respectively.

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Pursuant to an administrative services agreement dated November 18, 2014, Navios Holdings provides administrative services to Navios Midstream. The term of this agreement is for a period of five years. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Total general and administrative fees for the three and six month periods ended June 30, 2018 amounted to $375 and $744, respectively.

Pursuant to an administrative services agreement dated June 5, 2015, Navios Holdings provides administrative services to Navios Europe II’s dry bulk and container vessels. The term of this agreement is for a period of six years. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Total general and administrative fees charged for the three month periods ended June 30, 2019 and 2018 amounted to $613 and $509, respectively, and for the six month periods ended June 30, 2019 and 2018 amounted to $1,220 and $1,012, respectively.

Pursuant to the administrative services agreement dated June 7, 2017, Navios Holdings provides administrative services to Navios Containers. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. The term of this agreement is for an initial period of five years with an automatic extension for a period of five years thereafter unless a notice of termination is received by either party (Refer to Note 15). Total general and administrative fees attributable to this agreement for the six month period ended June 30, 2019 amounted to $3,941 and have been eliminated upon consolidation. Total general and administrative fees attributable to this agreement for the three month period ended June 30, 2019 and 2018, amounted to $2,008 and $1,393, respectively, and for the six month periods ended June 30, 2019 and 2018 amounted to $3,941 and $2,700, respectively.

Balance due to/from affiliates (excluding Navios Europe I and Navios Europe II): Balance due to Navios Partners as of June 30, 2019 amounted to $9,950 (December 31, 2018: $34,765), and the Long-term payable to Navios Partners amounted to $38,063 (December 31, 2018: $17,891). Balance due from Navios Acquisition as of June 30, 2019 amounted to $3,454 (December 31, 2018: $10,113), and the Long-term payable to Navios Acquisition amounted to $18,689 (December 31, 2018: $13,847). Balance due from Navios Containers as of June 30, 2019 amounted to $7,638 (December 31, 2018: $4,065), and the Long-term payable to Navios Containers amounted to $8,195 (December 31, 2018: $7,862) and have been eliminated upon consolidation. The balances mainly consisted of management fees, administrative fees, drydocking, ballast water treatment system and other expenses prepaid by the affiliates according to our management agreements and other amounts payable to affiliates.

Omnibus agreements: Navios Holdings has entered into an omnibus agreement with Navios Partners (the “Partners Omnibus Agreement”) in connection with the closing of Navios Partners’ IPO governing, among other things, when Navios Holdings and Navios Partners may compete against each other as well as rights of first offer on certain dry bulk carriers. Pursuant to the Partners Omnibus Agreement, Navios Partners generally agreed not to acquire or own Panamax or Capesize dry bulk carriers under time charters of three or more years without the consent of an independent committee of Navios Partners. In addition, Navios Holdings has agreed to offer to Navios Partners the opportunity to purchase vessels from Navios Holdings when such vessels are fixed under time charters of three or more years.

Navios Holdings entered into an omnibus agreement with Navios Acquisition and Navios Partners (the “Acquisition Omnibus Agreement”) in connection with the closing of Navios Acquisition’s initial vessel acquisition, pursuant to which, among other things, Navios Holdings and Navios Partners agreed not to acquire, charter-in or own liquid shipment vessels, except for container vessels and vessels that are primarily employed in operations in South America, without the consent of an independent committee of Navios Acquisition. In addition, Navios Acquisition, under the Acquisition Omnibus Agreement, agreed to cause its subsidiaries not to acquire, own, operate or charter dry bulk carriers subject to specific exceptions. Under the Acquisition Omnibus Agreement, Navios Acquisition and its subsidiaries granted to Navios Holdings and Navios Partners, a right of first offer on any proposed sale, transfer or other disposition of any of its dry bulk carriers and related charters owned or acquired by Navios Acquisition. Likewise, Navios Holdings and Navios Partners agreed to grant a similar right of first offer to Navios Acquisition for any liquid shipment vessels it might own. These rights of first offer will not apply to a (i) sale, transfer or other disposition of vessels between any affiliated subsidiaries, or pursuant to the terms of any charter or other agreement with a counterparty, or (ii) merger with or into, or sale of substantially all of the assets to, an unaffiliated third party.

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Navios Holdings entered into an omnibus agreement with Navios Midstream, Navios Acquisition and Navios Partners in connection with the Navios Midstream IPO, pursuant to which Navios Acquisition, Navios Holdings, Navios Partners and their controlled affiliates generally have agreed not to acquire or own any VLCCs, crude oil tankers, refined petroleum product tankers, LPG tankers or chemical tankers under time charters of five or more years without the consent of Navios Midstream. The omnibus agreement contains significant exceptions that will allow Navios Acquisition, Navios Holdings, Navios Partners or any of their controlled affiliates to compete with Navios Midstream under specified circumstances.

Navios Holdings entered into an omnibus agreement with Navios Containers, Navios Acquisition and Navios Partners, pursuant to which Navios Acquisition, Navios Holdings, Navios Partners and their controlled affiliates generally have granted a right of first refusal to Navios Containers over any container vessels to be sold or acquired in the future, subject to significant exceptions that would allow Navios Acquisition, Navios Holdings and Navios Partners or any of their controlled affiliates to compete with Navios Containers under specified circumstances.

Midstream General Partner Option Agreement: Navios Holdings entered into an option agreement, with Navios Acquisition under which Navios Acquisition, which owns and controls Navios Maritime Midstream Partners GP LLC (“Midstream General Partner”), granted Navios Holdings the option to acquire a minimum of 25% of the outstanding membership interests in Midstream General Partner and the incentive distribution rights in Navios Midstream representing the right to receive an increasing percentage of the quarterly distributions when certain conditions are met. The option shall expire on November 18, 2024. The purchase price for the acquisition for all or part of the option interest shall be an amount equal to its fair market value. As of June 30, 2019, Navios Holdings had not exercised any part of that option.

Sale of vessels and sale of rights to Navios Partners: Upon the sale of vessels to Navios Partners, Navios Holdings recognizes the gain immediately in earnings only to the extent of the interest in Navios Partners owned by third parties and defers recognition of the gain to the extent of its own ownership interest in Navios Partners (the “deferred gain”). Subsequently, the deferred gain is amortized to income over the remaining useful life of the vessel. The recognition of the deferred gain is accelerated in the event that (i) the vessel is subsequently sold or otherwise disposed of by Navios Partners or (ii) the Company’s ownership interest in Navios Partners is reduced. In connection with the public offerings of common units by Navios Partners, a pro rata portion of the deferred gain is released to income upon dilution of the Company’s ownership interest in Navios Partners. As of June 30, 2019 and December 31, 2018, the unamortized deferred gain for all vessels and rights sold totaled $7,471 and $8,126, respectively. For the three month periods ended June 30, 2019 and 2018, Navios Holdings recognized $328 and $473, respectively, of the deferred gain in “Equity in net losses of affiliated companies” and for the six month periods ended June 30, 2019 and 2018, Navios Holdings recognized $656 and $946, respectively, of the deferred gain in “Equity in net losses of affiliated companies”.

Participation in offerings of affiliates: Refer to Note 13 for Navios Holdings’ participation in Navios Acquisition’s and Navios Partners’ offerings. On February 4, 2015, Navios Holdings entered into a share purchase agreement with Navios Partners pursuant to which Navios Holdings made an investment in Navios Partners by purchasing common units, and general partnership interests, in order to maintain its 20.0% partnership interest in Navios Partners following its equity offering in February 2015. In connection with this agreement, Navios Holdings entered into a registration rights agreement with Navios Partners pursuant to which Navios Partners provided Navios Holdings with certain rights relating to the registration of the common units. Navios Holdings has entered into additional share purchase agreements on December 30, 2016, March 3, 2017, March 23, 2017, March 31, 2017, January 11, 2018, February 21, 2018, December 20, 2018 and February 1, 2019 for the purchase up to a total of 1,754,981 general partnership interests.

Balance due from Navios Europe I: Balance due from Navios Europe I as of June 30, 2019 amounted to $18,026 (December 31, 2018: $12,013) which included the net current receivable amount of $13,198 (December 31, 2018: $7,769) mainly consisting of management fees, drydocking, ballast water treatment system and other expenses, accrued interest income earned under the Navios Revolving Loans I (as defined in Note 13) and other expenses and the non-current amount receivable of $4,828 (December 31, 2018: $4,244) related to the accrued interest income earned under the Navios Term Loans I (as defined in Note 13).

The Navios Revolving Loans I and the Navios Term Loans I earn interest and an annual preferred return, respectively, at 1,270 basis points per annum, on a quarterly compounding basis and are repaid from free cash flow (as defined in the loan agreement) to the fullest extent possible at the end of each quarter. There are no covenant requirements or stated maturity dates.

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

As of June 30, 2019, the outstanding amount relating to Navios Holdings’ portion under the Navios Revolving Loans I is $23,125 (December 31, 2018: $19,125), under the caption “Loan receivable from affiliate companies”. During 2019, Navios Holdings funded with $4,000 Navios Europe I under the Navios Revolving Loans I. As of June 30, 2019, the amount undrawn under the Revolving Loans I was $2,000, of which Navios Holdings may be required to fund an amount ranging from $0 to $2,000.

On March 17, 2017, Navios Holdings transferred to Navios Partners its rights to the Navios Revolving Loans I and the Navios Term Loans I (including the respective accrued receivable interest), with a total carrying value of $21,384 for a total consideration of $33,473, comprised of $4,050 in cash and 13,076,923 (before reverse stock split) newly issued common units of Navios Partners with a fair value of $29,423 (based on Navios Partners’ trading price as of the closing of the transaction). The Company evaluated this transaction in accordance with ASC 860, classifying it as a secured borrowing arrangement. At the date of this transaction, the Company recognized a long-term liability of $33,473, including a premium of $12,089 which will be amortized through “Interest expense and finance cost, net” over the term of the loans until 2023, and is included within “Long-term payable to affiliate companies”. Navios Holdings may be required from Navios Partners, under certain conditions, to repurchase the loans after the third anniversary of the date of the transaction based on the then-outstanding balance of the loans. See also Note 13. As of June 30, 2019 and December 31, 2018, the long-term payable to Navios Partners amounted to $36,205 and $35,417, respectively, including the unamortized premium of $7,392 and $8,359, respectively.

Balance due from Navios Europe II: Balance due from Navios Europe II as of June 30, 2019, amounted to $15,057 (December 31, 2018: $5,312), which included the net current receivable amount of $11,917 (December 31, 2018: $470 net current payable), mainly consisting of management fees, drydocking, ballast water treatment system and other expenses and accrued interest income earned under the Navios Revolving Loans II (as defined in Note 13) and other expenses and the net non-current amount receivable of $3,140 (December 31, 2018: $5,782) related to the accrued interest income earned under the Navios Term Loans II (as defined in Note 13).

The Navios Revolving Loans II and the Navios Term Loans II earn interest and an annual preferred return, respectively, at 1,800 basis points per annum, on a quarterly compounding basis and are repaid from free cash flow (as defined in the loan agreement) to the fullest extent possible at the end of each quarter. There are no covenant requirements or stated maturity dates.

As of June 30, 2019, the outstanding amount relating to Navios Holdings’ portion under the Navios Revolving Loans II was $16,938 (December 31, 2018: $16,938), under the caption “Loan receivable from affiliate companies.” As of June 30, 2019, the amount undrawn from the Navios Revolving Loans II was $4,503, of which Navios Holdings may be required to fund an amount ranging from $0 to $4,503.

Secured credit facility with Navios Logistics: On April 25, 2019, Navios Holdings entered into a secured credit facility of $50,000 with Navios Logistics to be used for general corporate purposes, including the repurchase of 2022 Notes. The credit facility is available in multiple drawings, has an arrangement fee of $500, a fixed interest rate of 12.75% for the first year and a fixed interest rate of 14.75% for the second year, payable annually. The secured credit facility includes negative covenants substantially similar to the 2022 Notes and customary events of default. The credit facility matures in April 2021. As of September 12, 2019, $50,000 was drawn under this facility of which $18,726 was used to acquire the 2022 Notes from Navios Logistics and the remaining amount was used to repurchase 2022 Notes.

NOTE 9: PREFERRED AND COMMON STOCK

Vested, Surrendered and Forfeited

During the three and six month period ended June 30, 2018, 0 and 333 restricted stock units issued to the Company’s employees in 2016, respectively, vested.

During the three and six month period ended June 30, 2019, 59 restricted shares of common stock, were forfeited upon termination of employment.

During the three and six month period ended June 30, 2018, 150 and 300 restricted shares of common stock, respectively, were forfeited upon termination of employment.

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Conversion of Preferred Stock

During the three and six month period ended June 30, 2019, 1,309 shares of convertible preferred stock were converted into 140,059 shares of common stock including 9,159 shares of common stock being unpaid dividend. The shares of convertible preferred stock were converted pursuant to their original terms, which provided that ten years after the issuance date the then-outstanding shares of preferred stock would automatically convert into a number of fully paid and non-assessable shares of common stock determined by dividing the amount of the liquidation preference ($10,000 per share) by a conversion price equal to $10.00 per share of common stock. Following this conversion, the Company cancelled the undeclared preferred dividend of the converted shares of $916. The cancelled undeclared dividend was converted to 9,159 shares of common stock with a fair value of $41 at the date of issuance (See also Note 12).

Issuance of Cumulative Perpetual Preferred Stock

The Company’s 2,000,000 American Depositary Shares, Series G and the 4,800,000 American Depositary Shares, Series H are recorded at fair market value on issuance. Each of the shares represents 1/100th of a share of the Series G and Series H, with a liquidation preference of $2,500 per share ($25.00 per American Depositary Share). Dividends are payable quarterly in arrears on the Series G at a rate of 8.75% per annum and on the Series H at a rate of 8.625% per annum of the stated liquidation preference. The Company has accounted for these shares as equity.

Series G and Series H American Depositary Shares Exchange Offer

On December 21, 2018, Navios Holdings announced that it commenced an offer to exchange cash and/or newly issued 2024 Notes for approximately 66 2/3% of each of the outstanding Series G American Depositary Shares and Series H American Depositary Shares.

As of March 21, 2019, a total of 10,930 Series H were validly tendered representing a net aggregate nominal value of approximately $26,297. Navios Holdings paid $997 for tender offer expenses, approximately $4,188 as cash consideration and issued a total of approximately $4,747 in aggregate principal amount of 2024 Notes. The difference between the carrying amount of the preferred shares redeemed and the fair value of the consideration transferred amounting to $16,365 was recorded in retained earnings. Following the completion of the offer, the Company cancelled the undeclared preferred dividend of Series H of $7,678.

As of April 18, 2019, a total of 8,841 Series G were validly tendered representing a net aggregate nominal value of approximately $21,271. Navios Holdings paid $401 for tender offer expenses, approximately $4,423 cash consideration and issued a total of approximately $3,879 principal amount of 2024 Notes. The difference between the carrying amount of the preferred shares redeemed and the fair value of the consideration transferred amounting to $12,568 was recorded in retained earnings. Following the completion of the offer the company cancelled the undeclared preferred dividend of series G of $6,798.

In February 2016, Navios Holdings announced the suspension of payment of quarterly dividends on its preferred stock, including the Series G and Series H. Total undeclared preferred dividends as of June 30, 2019 were $19,048.

On July 15, 2017, the Company reached six quarterly dividend payments in arrears relating to its Series G and Series H and as a result, the respective dividend rate increased by 0.25%.

Issuances to Employees, Officers and Directors

On February 1, 2019, pursuant to the stock plan approved by the Board of Directors, 151,515 common stock was granted to Navios Holdings employees, officers and directors.

Navios Holdings had outstanding as of June 30, 2019 and December 31, 2018, 13,133,806 and 12,843,414 shares of common stock, respectively, 5,350 and 14,191 Series G as of June 30, 2019 and December 31, 2018, 17,682 and 28,612 Series H as of June 30, 2019 and December 31, 2018, respectively, and 2,190 and 3,499 shares of convertible preferred stock, respectively.

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

NOTE 10: OTHER INCOME/ (EXPENSE), NET

During the six month periods ended June 30, 2019 and 2018, taxes other-than income taxes of Navios Logistics amounted to $3,955 and $3,271, respectively, and were included in the consolidated statement of comprehensive (loss)/ income within the caption “Other income/(expense), net”.

During the three month periods ended June 30, 2019 and 2018, taxes other-than income taxes of Navios Logistics amounted to $2,107 and $1,630, respectively, and were included in the consolidated statement of comprehensive (loss)/ income within the caption “Other income/(expense), net”.

NOTE 11: SEGMENT INFORMATION

The Company currently has three reportable segments from which it derives its revenues: Dry Bulk Vessel Operations, Logistics Business and Containers Business. The Containers Business is a reportable segment as a result of the consolidation of Navios Containers since November 30, 2018 (date of obtaining control). The reportable segments reflect the internal organization of the Company and are strategic businesses that offer different products and services. The Dry Bulk Vessel Operations consists of the transportation and handling of bulk cargoes through the ownership, operation, and trading of vessels. The Logistics Business consists of operating ports and transfer station terminals, handling of vessels, barges and pushboats as well as upriver transport facilities in the Hidrovia region.

The Company measures segment performance based on net income/ (loss) attributable to Navios Holdings common stockholders. Inter-segment sales and transfers are not significant and have been eliminated and are not included in the following tables. Summarized financial information concerning each of the Company’s reportable segments is as follows:

	Dry Bulk Vessel Operations for the Three Month Period Ended June 30, 2019	Logistics Business for the Three Month Period Ended June 30, 2019	Containers Business for the Three Month Period Ended June 30, 2019	Total for the Three Month Period Ended June 30, 2019
Revenue	$52,900	$60,611	$33,678	$147,189
Administrative fee revenue from affiliates	6,318	—	—	6,318
Interest expense and finance cost, net	(20,898)	(9,265)	(4,113)	(34,276)
Depreciation and amortization	(13,445)	(7,310)	(8,514)	(29,269)
Equity in net losses of affiliated companies	(16,779)	—	—	(16,779)
Net (loss)/ income attributable to Navios Holdings common stockholders	(42,509)	6,189	(111)	(36,431)
Total assets	1,779,519	672,390	486,272	2,938,181
Goodwill	56,240	104,096	—	160,336
Capital expenditures	(6,805)	(487)	(51,951)	(59,243)
Investment in affiliates	72,512	—	—	72,512
Cash and cash equivalents	26,693	68,796	15,156	110,645
Restricted cash	9,732	—	1,699	11,431
Long-term debt, net (including current and non-current portion)	$999,347	$523,784	$267,674	$1,790,805

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CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

	Drybulk Vessel Operations for the Three Month Period Ended June 30, 2018	Logistics Business for the Three Month Period Ended June 30, 2018	Total for the Three Month Period Ended June 30, 2018
Revenue	$71,988	$60,063	$132,051
Administrative fee revenue from affiliates	7,126	—	7,126
Interest expense and finance cost, net	(23,256)	(9,997)	(33,253)
Depreciation and amortization	(17,385)	(7,152)	(24,537)
Equity in net losses of affiliated companies	(3,025)	—	(3,025)
Net loss attributable to Navios Holdings common stockholders	(27,842)	2,550	(25,292)
Total assets	1,898,715	674,413	2,573,128
Goodwill	56,240	104,096	160,336
Capital expenditures	(4,432)	(2,277)	(6,709)
Investment in affiliates	174,263	—	174,263
Cash and cash equivalents	48,051	70,403	118,454
Restricted cash	2,978	—	2,978
Long-term debt, net (including current and non-current portion)	$1,137,924	$528,696	$1,666,620

	Dry Bulk Vessel Operations for the Six Month Period Ended June 30, 2019	Logistics Business for the Six Month Period Ended June 30, 2019	Containers Business for the Six Month Period Ended June 30, 2019	Total for the Six Month Period Ended June 30, 2019
Revenue	$105,582	$116,377	$65,510	$287,469
Administrative fee revenue from affiliates	12,782	—	—	12,782
Interest expense and finance cost, net	(41,904)	(19,103)	(7,666)	(68,673)
Depreciation and amortization	(27,324)	(14,656)	(17,074)	(59,054)
Equity in net losses of affiliated companies	(12,502)	—	—	(12,502)
Net (loss)/ income attributable to Navios Holdings common stockholders	(51,189)	9,574	(120)	(41,735)
Total assets	1,779,519	672,390	486,272	2,938,181
Goodwill	56,240	104,096	—	160,336
Capital expenditures	(13,970)	(1,222)	(53,707)	(68,899)
Investment in affiliates	72,512	—	—	72,512
Cash and cash equivalents	26,693	68,796	15,156	110,645
Restricted cash	9,732	—	1,699	11,431
Long-term debt, net (including current and non-current portion)	$999,347	$523,784	$267,674	$1,790,805

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UNAUDITED CONDENSED NOTES TO THE

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

	Drybulk Vessel Operations for the Six Month Period Ended June 30, 2018	Logistics Business for the Six Month Period Ended June 30, 2018	Total for the Six Month Period Ended June 30, 2018
Revenue	$136,602	$112,331	$248,933
Administrative fee revenue from affiliates	14,131	—	14,131
Interest expense and finance cost, net	(45,821)	(19,242)	(65,063)
Depreciation and amortization	(36,223)	(14,380)	(50,603)
Equity in net losses of affiliated companies	(9,489)	—	(9,489)
Net loss attributable to Navios Holdings common stockholders	(68,030)	1,881	(66,149)
Total assets	1,898,715	674,413	2,573,128
Goodwill	56,240	104,096	160,336
Capital expenditures	(21,145)	(6,046)	(27,191)
Investment in affiliates	174,263	—	174,263
Cash and cash equivalents	48,051	70,403	118,454
Restricted cash	2,978	—	2,978
Long-term debt, net (including current and noncurrent portion)	$1,137,924	$528,696	$1,666,620

As of June 30, 2019, Navios Containers’ negative working capital position amounted to $36,335.

NOTE 12: EARNINGS/ (LOSS) PER COMMON SHARE

Earnings/(loss) per share is calculated by dividing net loss attributable to Navios Holdings common stockholders by the weighted average number of shares of Navios Holdings outstanding during the periods presented. Net (loss)/income attributable to Navios Holdings common stockholders is calculated by adding to (if a discount) or deducting from (if a premium) net (loss)/ income attributable to Navios Holdings common stockholders the difference between the fair value of the consideration paid upon redemption and the carrying value of the preferred stock, including the unamortized issuance costs of the preferred stock, and the amount of any undeclared dividend cancelled.

For the three month period ended June 30, 2019, 861,158 potential common shares and 349,900 potential shares of convertible preferred stock have an anti-dilutive effect (i.e. those that increase income per share or decrease loss per share) and are therefore excluded from the calculation of diluted net loss per share.

For the three month period ended June 30, 2018, 701,482 potential common shares and 349,900 potential shares of convertible preferred stock have an anti-dilutive effect (i.e. those that increase income per share or decrease loss per share) and are therefore excluded from the calculation of diluted net loss per share.

For the six month period ended June 30, 2019, 834,394 potential common shares and 349,900 potential shares of convertible preferred stock have an anti-dilutive effect (i.e. those that increase income per share or decrease loss per share) and are therefore excluded from the calculation of diluted net loss per share.

For the six month period ended June 30, 2018, 663,397 potential common shares and 349,900 potential shares of convertible preferred stock have an anti-dilutive effect (i.e. those that increase income per share or decrease loss per share) and are therefore excluded from the calculation of diluted net loss per share.

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

	Three Month Period Ended June 30, 2019	Three Month Period Ended June 30, 2018	Six Month Period Ended June 30, 2019	Six Month Period Ended June 30, 2018
Numerator:
Net loss attributable to Navios Holdings common stockholders	$(36,431)	$(25,292)	$(41,735)	$(66,149)
Less:
Declared and undeclared dividend on preferred stock and on unvested restricted shares	(1,957)	(2,564)	(4,506)	(5,113)
Plus:
Tender Offer – Redemption of preferred stock Series G and Series H including $7,714 and $15,392 of undeclared preferred dividend cancelled for three and six month periods ended June 30, 2019, respectively	20,241	—	44,284	—

Loss available to Navios Holdings common stockholders, basic and diluted	$(18,147)	$(27,856)	$(1,957)	$(71,262)

Denominator:
Denominator for basic and diluted loss per share attributable to Navios Holdings common stockholders — weighted average shares	12,219,750	11,942,314	12,219,817	11,942,297

Basic and diluted loss per share attributable to Navios Holdings common stockholders	$(1.49)	$(2.33)	$(0.16)	$(5.97)

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

NOTE 13: INVESTMENT IN AFFILIATES AND AVAILABLE-FOR-SALE SECURITIES

Navios Partners

On August 7, 2007, Navios Holdings formed Navios Partners under the laws of Marshall Islands. Navios GP L.L.C. (the “General Partner”), a wholly owned subsidiary of Navios Holdings, was also formed on that date to act as the general partner of Navios Partners and received a 2.0% general partner interest.

On April 25, 2019, Navios Partners announced a 1-for-15 reverse stock split of its issued and outstanding shares of common units and general partners units. The reverse stock split was effective on May 21, 2019. All issued and outstanding shares of common units and general partner units contained to the notes to the consolidated financial statements until May 21, 2019, are presented before reverse stock split.

During the first quarter of 2018, Navios Partners issued 1,370,044 of common units to Navios Partners’ directors and/or officers. Concurrently, Navios Holdings acquired 27,960 common units in Navios Partners in order to maintain its 2.0% general partner interest for a cash consideration of $64.

On February 21, 2018, Navios Partners closed an offering of 18,422,000 common units which includes the sale of $5,000 of common units to Navios Holdings. In addition, Navios Holdings paid $714 to retain its 2.0% general partnership interest.

In December 2018, Navios Partners issued 1,464,494 of restricted common units to Navios Partners’ directors and/or officers. Concurrently, Navios Holdings acquired 29,888 common units in Navios Partners in order to maintain its 2.0% general partner interest for a cash consideration of $27.

In January 2019, the Board of Directors of Navios Partners authorized a common unit repurchase program for up to $50,000 of Navios Partners’ common units over a two year period. As of June 30, 2019, Navios Partners had repurchased 3,503,908 common units.

In February 2019, Navios Partners issued 380,952 of restricted common units to Navios Partners’ directors and/or officers. Concurrently, Navios Holdings acquired 7,775 common units in Navios Partners in order to maintain its 2.0% general partner interest for a cash consideration of $8.

As of June 30, 2019, Navios Holdings held a total of 2,070,216 (post reverse stock split) common units and 230,524 (post reverse stock split) general partners units, representing a 20.5% interest in Navios Partners, including the 2.1% general partner interest, and the entire investment in Navios Partners is accounted for under the equity method.

As of June 30, 2019 and December 31, 2018, the unamortized difference between the carrying amount of the investment in Navios Partners and the amount of the Company’s underlying equity in net assets of Navios Partners was $120,238 and $126,034, respectively. As a result of the other-than temporary-impairment loss recorded as at December 31, 2018, the Company has recomputed this difference which is amortized through “Equity in net losses of affiliated companies” over the remaining life of Navios Partners’ tangible and intangible assets.

Total equity method income and amortization of deferred gain of $902 and $5,642 were recognized in “Equity in net losses of affiliated companies”, for the three month periods ended June 30, 2019 and 2018, respectively, and total equity method income of $3,153 and $9,448 was recognized for the six month periods ended June 30, 2019 and 2018, respectively.

As of June 30, 2019 and December 31, 2018, the carrying amount of the investment in Navios Partners was $30,453 and $29,328, respectively.

Dividends received for each of the three month periods ended June 30, 2019 and 2018 were $690 and for each of the six month periods ended June 30, 2019 and 2018 were $1,380 and $690, respectively.

As of June 30, 2019, the market value of the investment in Navios Partners was $31,060.

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Navios Acquisition

In February 2018, the Board of Directors of Navios Acquisition authorized a stock repurchase program for up to $25,000 of Navios Acquisition’s common stock, for two years. Stock repurchases will be made from time to time for cash in open market transactions at prevailing market prices or in privately negotiated transactions. As of June 30, 2019, Navios Acquisition has repurchased 735,251 shares of common stock.

On November 9, 2018, the Stockholders of Navios Acquisition approved a one-for-15 reverse stock split of all outstanding common stock shares of Navios Acquisition, which was effected on November 14, 2018.

On December 13, 2018, Navios Acquisition completed the merger contemplated by the previously announced Agreement and Plan of Merger (the “Merger Agreement”), dated as of October 7, 2018, by and among Navios Acquisition, its direct wholly-owned subsidiary NMA Sub LLC (“Merger Sub”), Navios Midstream and Navios Midstream Partners GP LLC. Pursuant to the Merger Agreement, Merger Sub merged with and into Navios Midstream, with Navios Midstream surviving as a wholly-owned subsidiary of Navios Acquisition.

As of June 30, 2019 and December 31, 2018, the pre-OTTI unamortized difference between the carrying amount of the investment in Navios Acquisition and the amount of the Company’s underlying equity in net assets of Navios Acquisition was $85,112 and $87,500, respectively, and is amortized through “Equity in net losses of affiliated companies” over the remaining life of Navios Acquisition tangible and intangible assets. The Company will need to recompute this difference which is amortized through “Equity in net losses of affiliated companies” over the remaining life of Navios Acquisition’s tangible and intangible assets.

Total pre-OTTI equity method loss of $4,728 and $9,321 were recognized in “Equity in net losses of affiliated companies” for the three month periods ended June 30, 2019 and 2018, respectively.

Total pre-OTTI equity method loss of $3,262 and $20,192 were recognized in “Equity in net losses of affiliated companies” for the six month periods ended June 30, 2019 and 2018, respectively.

As of June 30, 2019 and December 31, 2018, the carrying amount of the investment in Navios Acquisition was $30,650 and $50,374, respectively. During the period ended June 30, 2019 the Company recognized an OTTI loss of $13,543 relating to its investment in Navios Acquisition and the amount was included in “Equity in net losses of affiliated companies”.

Dividends received for each of the three month periods ended June 30, 2019 and 2018 were $2,766 and $1,460, respectively, and for each of the six month periods ended June 30, 2019 and 2018 were $2,919.

As of June 30, 2019, the market value of the investment in Navios Acquisition was $30,650.

Navios Europe I

On December 18, 2013, Navios Europe I acquired ten vessels for aggregate consideration consisting of (i) cash (which was funded with the proceeds of senior loan facilities (the “Senior Loans I”) and loans aggregating to $10,000 from Navios Holdings, Navios Acquisition and Navios Partners (in each case, in proportion to their economic interests in Navios Europe I) (collectively, the “Navios Term Loans I”) and (ii) the assumption of a junior participating loan facility (the “Junior Loan I”). In addition to the Navios Term Loans I, Navios Holdings, Navios Acquisition and Navios Partners will also make available to Navios Europe I revolving loans up to $24,100 to fund working capital requirements (collectively, the “Navios Revolving Loans I”). The Navios Term Loans I will be repaid from the future sale of vessels owned by Navios Europe I. In December 2018, the amount of the Navios Revolving Loans I increased by $30,000.

On an ongoing basis, Navios Europe I is required to distribute cash flows (after payment of operating expenses and amounts due pursuant to the terms of the Senior Loans I) according to a defined waterfall calculation.

Navios Holdings evaluated its investment in Navios Europe I under ASC 810 and concluded that Navios Europe I is a VIE and that it is not the party most closely associated with Navios Europe I and, accordingly, is not the primary beneficiary of Navios Europe I.

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Navios Holdings further evaluated its investment in the common stock of Navios Europe I under ASC 323 and concluded that it has the ability to exercise significant influence over the operating and financial policies of Navios Europe I and, therefore, its investment in Navios Europe I is accounted for under the equity method.

The initial amount provided for in Navios Europe I of $4,750 at the inception included the Company’s share of the basis difference between the fair value and the underlying book value of the assets of Navios Europe I, which amounted to $6,763. This difference is amortized through “Equity in net losses of affiliated companies” over the remaining life of Navios Europe I. As of June 30, 2019 and December 31, 2018, the unamortized basis difference of Navios Europe I was $3,019, and $3,357, respectively.

As of June 30, 2019 and December 31, 2018, the estimated maximum potential loss by Navios Holdings in Navios Europe I would have been $41,538 and $35,069, respectively, which represents the Company’s carrying value of its investment and balance of Navios Term Loans I of $9,578 and $8,994, respectively, including accrued interest, plus the Company’s balance of the Navios Revolving Loans I of $31,960 and $26,075, respectively, including accrued interest, and does not include the undrawn portion of the Navios Revolving Loans I.

No income was recognized in “Equity in net losses of affiliated companies” for the three and six month periods ended June 30, 2019 and 2018.

As of June 30, 2019 and December 31, 2018, the carrying amount of the investment in Navios Europe I and balance of Navios Term Loans I was $4,750 for both periods.

Navios Europe II

On February 18, 2015, Navios Holdings, Navios Acquisition and Navios Partners established Navios Europe II. From June 8, 2015 through December 31, 2015, Navios Europe II acquired 14 vessels for aggregate consideration consisting of: (i) cash (which was funded with the proceeds of a senior loan facility (the “Senior Loans II”) and loans aggregating to $14,000 from Navios Holdings, Navios Acquisition and Navios Partners (in each case, in proportion to their economic interests in Navios Europe II) (collectively, the “Navios Term Loans II”) and (ii) the assumption of a junior participating loan facility (the “Junior Loan II”). In addition to the Navios Term Loans II, Navios Holdings, Navios Acquisition and Navios Partners will also make available to Navios Europe II revolving loans up to $43,500 to fund working capital requirements (collectively, the “Navios Revolving Loans II”). The Navios Term Loans II will be repaid from the future sale of vessels owned by Navios Europe II. In March 2017, the amount of the Navios Revolving Loans II increased by $14,000.

On an ongoing basis, Navios Europe II is required to distribute cash flows (after payment of operating expenses, amounts due pursuant to the terms of the Senior Loans II) according to a defined waterfall calculation.

Navios Holdings evaluated its investment in Navios Europe II under ASC 810 and concluded that Navios Europe II is a VIE and that it is not the party most closely associated with Navios Europe II and, accordingly, is not the primary beneficiary of Navios Europe II.

Navios Holdings further evaluated its investment in the common stock of Navios Europe II under ASC 323 and concluded that it has the ability to exercise significant influence over the operating and financial policies of Navios Europe II and, therefore, its investment in Navios Europe II is accounted for under the equity method.

The initial amount provided for in Navios Europe II of $6,650, at the inception included the Company’s share of the basis difference between the fair value and the underlying book value of the assets of Navios Europe II, which amounted to $9,419. This difference is amortized through “Equity in net losses of affiliated companies” over the remaining life of Navios Europe II. As of June 30, 2019 and December 31, 2018, the unamortized basis difference of Navios Europe II was $5,598 and $6,069, respectively.

As of June 30, 2019 and December 31, 2018, the estimated maximum potential loss by Navios Holdings in Navios Europe II would have been $42,351 and $29,370, respectively, which represents the Company’s carrying value of its investment and balance of Navios Term Loans II of $13,583 and $12,432, respectively, plus the Company’s balance of the Navios Revolving Loans II of $28,768 and $16,938, respectively, including accrued interest, and does not include the undrawn portion of the Navios Revolving Loans II.

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Income of $591 and $495 was recognized in “Equity/(loss) in net earnings of affiliated companies” for the three month period ended June 30, 2019 and 2018, respectively, and income of $1,151 and $963 was recognized for the six month periods ended June 30, 2019 and 2018, respectively.

As of June 30, 2019 and December 31, 2018, the carrying amount of the investment in Navios Europe II and balance of Navios Term Loans II was $6,650 for both periods.

Navios Containers (Consolidated since November 30, 2018)

Navios Holdings until November 30, 2018 evaluated its investment in the common stock of Navios Containers under ASC 323 and concluded that it had the ability to exercise significant influence over the operating and financial policies of Navios Maritime Containers Inc. and, therefore, its investment in Navios Maritime Containers Inc. was accounted for under the equity method.

Total equity method income of $142 was recognized in “Equity in net losses of affiliated companies” for the three month period ended June 30, 2018, and total equity method income of $244 was recognized for the six month period ended June 30, 2018.

Following the results of the significant tests performed by the Company, it was concluded that one affiliate, Navios Acquisition, met the significant threshold requiring summarized financial information to be presented.

Summarized financial information of Navios Acquisition is presented below:

	June 30, 2019	December 31, 2018
Balance Sheet	Navios Acquisition	Navios Acquisition
Cash and cash equivalents, including restricted cash	$41,962	$46,609
Current assets	120,358	103,978
Non-current assets	1,452,157	1,523,406
Current liabilities	120,241	92,159
Long- term debt including current portion, net	1,187,409	1,205,837
Non-current liabilities	1,095,757	1,154,873

	Six Month June 30, 2019	Six Month June 30, 2018
Income Statement	Navios Acquisition	Navios Acquisition
Revenue	$135,704	$87,629
Net loss	$(15,689)	$(46,534)

	Three Month June 30, 2019	Three Month June 30, 2018
Income Statement	Navios Acquisition	Navios Acquisition
Revenue	$58,585	$41,479
Net loss	$(16,550)	$(22,068)

Available-for-sale securities (“AFS Securities”)

During the year ended December 31, 2017, the Company received shares of Pan Ocean Co. Ltd (“STX”) as partial compensation for the claims filed under the Korean court for all unpaid amounts in respect of the employment of the Company’s vessels. The shares were recorded at fair value upon their issuance and subsequent changes in market value are recognized within consolidated statement of comprehensive (loss)/income. The shares were recorded at fair value upon their issuance and subsequent changes in market value were recognized within consolidated statement of comprehensive (loss)/income. The unrealized holding gain was $2 as of December 31, 2017.

The shares received from STX were accounted for under the guidance for AFS Securities. The Company has no other types of AFS Securities.

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

As of June 30, 2019 and December 31, 2018, the carrying amount of AFS Securities related to STX was $193 and $192, respectively, and was recorded under “Other long-term assets” in the consolidated balance sheet.

During the three month period ended June 30, 2019, the unrealized holding earnings related to these AFS Securities included in “Other income/ (expense), net” was $19. During the six month period ended June 30, 2019, the unrealized holding earnings related to these AFS Securities included in “Other income/ (expense), net” was $1.

During the three and six month period ended June 30, 2018, the unrealized holding losses related to these AFS Securities included in “Other income/ (expense), net” was $25 and $27, respectively.

NOTE 14: LEASES

On January 1, 2019, the Company adopted ASC 842. ASC 842 revises the accounting for leases. Under the new lease standard, lessees are required to recognize a right-of-use asset and a lease liability for substantially all leases. The new lease standard will continue to classify leases as either financing or operating, with classification affecting the pattern of expense recognition. The accounting applied by a lessor under the new guidance will be substantially equivalent to current lease accounting guidance.

The following are the type of contracts that fall under ASC 842:

Time charter out contracts

The Company’s contract revenues from time chartering are governed by ASC 842. Upon adoption of ASC 842, the timing and recognition of earnings from the time charter contracts to which the Company is party did not change from previous practice. In a time charter contract, the Company is responsible for all the costs incurred for running the vessel such as crew costs, vessel insurance, repairs and maintenance and lubes. The charterer bears the voyage related costs such as bunker expenses, port charges and canal tolls during the hire period. The Company has determined to recognize lease revenue as a combined single lease component for all time charters (operating leases) as the related lease component and non-lease component will have the same timing and pattern of the revenue recognition of the combined single lease component. The performance obligations in a time charter contract are satisfied over the term of the contract beginning when the vessel is delivered to the charterer until it is redelivered back to the Company. The Company determined that all time charter contracts are considered operating leases and therefore fall under the scope of ASC 842 because: (i) the vessel is an identifiable asset; (ii) the Company does not have substantive substitution rights; and (iii) the charterer has the right to control the use of the vessel during the term of the contract and derives the economic benefits from such use.

The transition guidance associated with ASC 842 allows for certain practical expedients to the lessors. The Company elected to not separate the lease and non-lease components included in the time charter revenue because (i) the pattern of revenue recognition for the lease and non-lease components (included in the daily hire rate) is the same. The daily hire rate represents the hire rate for a bare boat charter as well as the compensation for expenses incurred running the vessel such as crewing expense, repairs, insurance, maintenance and lubes. Both the lease and non-lease components are earned by passage of time.

As a result of the adoption of these standards, there was no effect on the Company’s opening retained earnings, consolidated balance sheets and consolidated statements of comprehensive (loss)/income.

Time charter in contracts

As of June 30, 2019, Navios Holdings had time charter-in contracts whose remaining lease terms ranged from 0.1 years to 7.1 years. Certain operating leases have optional periods. Based on management estimates and market conditions, the lease term of these leases is being assessed at each balance sheet date. Regarding leases that have not yet commenced refer to Note 7. The Company will continue to recognize the lease payments for all operating leases as charter hire expense on the consolidated statements of comprehensive (loss)/income on a straight-line basis over the lease term.

Land lease agreements

As of June 30, 2019, Navios Logistics had land lease agreements whose remaining lease terms range from 46.7 years to 47.1 years.

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Office lease agreements

As of June 30, 2019, Navios Holdings and Navios Logistics had office lease agreements whose remaining lease terms ranged from 0.3 years to 15.4 years and from 0.7 years to 4.3 years, respectively.

Under ASC 842, leases are classified as either finance or operating arrangements, with such classification affecting the pattern and classification of expense recognition in an entity’s income statement. For operating leases, ASC 842 requires recognition in an entity’s income statement of a single lease expense, calculated so that the cost of the lease is allocated over the lease term, generally on a straight-line basis. Right-of-use assets represent a right to use an underlying asset for the lease term and the related lease liability represents an obligation to make lease payments pursuant to the contractual terms of the lease agreement.

In connection with its adoption of ASC 842, the Company elected the “package of 3” practical expedients permitted under the transition guidance based on which the Company is allowed to not (i) reassess whether any expired or existing contracts are considered or contain leases; (ii) reassess the lease classification for any expired or existing leases; and (iii) reassess initial direct costs for any existing leases.

Additionally, the Company elected the practical expedient allowed under the transition guidance of ASC 842 to not separate the lease and non-lease components related to a lease contract and to account for them as a single lease component for the purposes of the recognition and measurement requirements of ASC 842.

Prior to January 1, 2019, the Company recognized lease expense in accordance with then-existing U.S. GAAP (“prior GAAP”). Because both ASC 842 and prior GAAP generally recognize operating lease expense on a straight-line basis over the term of the lease arrangement and the Company only has operating lease arrangements, there were no differences between the timing and amount of lease expense recognized under the two accounting methodologies.

	Drybulk Vessel Operations June 30, 2019	Drybulk Vessel Operations January 1, 2019	Logistics Business June 30, 2019	Logistics Business January 1, 2019	Total June 30, 2019	Total January 1, 2019
Operating lease assets
Charter-in contracts (1)	$314,148	$342,353	$—	$—	$314,148	$342,353
Land lease agreements	—	—	7,542	7,427	7,542	7,427
Office lease agreements	12,644	12,453	1,513	1,619	14,157	14,072

Total	$326,792	$354,806	$9,055	$9,046	$335,847	$363,852

Operating lease liabilities, current portion (2)
Charter-in contracts	$91,268	$89,236	$—	$—	$91,268	$89,236
Land lease agreements	—	—	(227)	535	(227)	535
Office lease agreements	780	1,230	667	584	1,447	1,814

Total	$92,048	$90,466	$440	$1,119	$92,488	$91,585

Operating lease liabilities, net of current portion (2)
Charter-in contracts	$235,360	$267,301	$—	$—	$235,360	$267,301
Land lease agreements	—	—	7,769	6,892	7,769	6,892
Office lease agreements	12,094	11,223	850	1,035	12,944	12,258

Total	$247,454	$278,524	$8,619	$7,927	$256,073	$286,451

(1)

On January 1, 2019, operating lease assets were adjusted for $14,184 representing the balance of the carrying amount of the liabilities regarding straight line and the provision for losses on the time charters and voyages in progress recognized in the consolidated balance sheet as of December 31, 2018.

(2)	Based on the net present value of the remaining charter-in and rental payments for existing operating leases.

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

At lease commencement, the Company determines a discount rate to calculate the present value of the lease payments so that it can determine lease classification and measure the lease liability. In determining the discount rate to be used at lease commencement, the Company used its incremental borrowing rate as there was no implicit rate included in charter-in contracts and office lease agreements that can be readily determinable. The incremental borrowing rate is the rate that reflects the interest a lessee would have to pay to borrow funds on a collateralized basis over a similar term and in a similar economic environment. The Company then applied the respective incremental borrowing rates to each lease based on the remaining lease term of the specific lease. Navios Holdings’ and Navios Logistics’ incremental borrowing rates upon adoption were 8.25% and 7.25%, respectively. As of June 30, 2019, Navios Holdings’ incremental borrowing rate was 8.29%.

The tables below present the components of the Company’s lease expense for the three and six month periods ended June 30, 2019 and 2018:

	Drybulk Vessel Operations Three Month Period Ended June 30, 2019	Logistics Business Three Month Period Ended June 30, 2019	Total
Lease expense for charter-in contracts	$29,182	$—	$29,182
Lease expense for land lease agreements	—	135	135
Lease expense for office lease agreements	660	166	826

Total	$29,842	$301	$30,143

	Drybulk Vessel Operations Three Month Period Ended June 30, 2018	Logistics Business Three Month Period Ended June 30, 2018	Total
Lease expense for charter-in contracts	$32,884	$—	$32,884
Lease expense for land lease agreements	—	78	78
Lease expense for office lease agreements	563	177	740

Total	$33,447	$255	$33,702

	Drybulk Vessel Operations Six Month Period Ended June 30, 2019	Logistics Business Six Month Period Ended June 30, 2019	Total
Lease expense for charter-in contracts	$60,398	$—	$60,398
Lease expense for land lease agreements	—	271	271
Lease expense for office lease agreements	1,464	340	1,804

Total	$61,862	$611	$62,473

	Drybulk Vessel Operations Six Month Period Ended June 30, 2018	Logistics Business Six Month Period Ended June 30, 2018	Total
Lease expense for charter-in contracts	$63,134	$—	$63,134
Lease expense for land lease agreements	—	153	153
Lease expense for office lease agreements	1,094	351	1,445

Total	$64,228	$504	$64,732

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Lease expenses for charter-in contracts are included in the consolidated statement of comprehensive (loss)/ income within the caption “Time charter, voyage and logistics business expenses”. Lease expenses for office lease agreements and land lease agreements are included in the consolidated statement of comprehensive (loss)/income within the caption “General and administrative expenses”.

The Company entered into new lease liabilities amounting to $18,110 during the six month period ended June 2019.

The table below provides the total amount of lease payments on an undiscounted basis on our chartered-in contracts office lease agreements and land lease agreements as of June 30, 2019:

	Charter-in vessels in operation	Land Leases	Office space
June 30, 2020	$116,073	$556	$2,679
June 30, 2021	97,387	556	2,385
June 30, 2022	64,882	556	2,186
June 30, 2023	47,892	556	2,337
June 30, 2024	36,116	556	1,988
June 30, 2025 and thereafter	27,435	23,280	8,880

Total	$389,785	$26,060	$20,455

Operating lease liabilities, including current portion	$326,628	$7,542	$14,391

Discount based on incremental borrowing rate	$63,157	$18,518	$6,064

As of June 30, 2019, the weighted average remaining lease terms on our charter-in contracts, office lease agreements and land leases are 4.2 years, 8.3 years and 46.8 years, respectively.

As of December 31, 2018, the Company’s future minimum commitments, net of commissions under chartered-in vessels and office space were as follows:

	Charter-in vessels in operation	Charter-in vessels to be delivered	Office space
2019	$114,668	$5,165	$2,652
2020	100,829	14,261	1,961
2021	72,826	15,391	1,590
2022	47,695	15,119	1,750
2023	38,986	14,298	1,655
2024 and thereafter	42,685	58,389	7,346

Total	$417,689	$122,623	$16,954

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

NOTE 15: SUBSEQUENT EVENTS

a)

In August 2019, Navios Holdings announced that it sold its ship management division and certain general partnership interests (the “Transaction”) to N Shipmanagement Acquisition Corp. and related entities (“NSAC”), affiliated with Company’s Chairman and Chief Executive Officer, Angeliki Frangou. The Company received aggregate consideration of $20,000 (including assumption of liabilities) and new five-year service agreements under which NSAC will provide technical and commercial management services at fixed rates (as described below) and administrative services, reimbursed at allocable cost.

As a result of the Transaction:

•	The Company is a holding company owning dry bulk vessels and various investments in entities owning maritime and infrastructure assets.

•	NSAC owns all entities providing ship management services and employs all associated people.

•

The Company will pay a fixed rate of $3.7 per day per vessel, which will cover all technical and commercial management services and operating costs, other than dry-docking and special surveys. This rate will be fixed for a two-year period and will increase thereafter by 3% annually.

•	NSAC will provide all administrative services to the Company and will be reimbursed at allocable cost.

•	NSAC will own the general partner interests in Navios Containers and Navios Partners.

•	The Company will deconsolidate Navios Containers from August 30, 2019 onwards.

•	NSAC entered into:

•

a management agreement with Navios Acquisition whereby Navios Tankers Management Inc. (“Tankers Management”) agreed to provide commercial and technical management services to Navios Acquisition’s vessels (i) for a fixed daily fee of $6.5 per MR2 product tanker and chemical tanker vessel, $7.15 per LR1 product tanker vessel and $9.5 per VLCC through December 31, 2019; (ii) for a fixed daily fee of $6.8 per MR2 product tanker and chemical tanker vessel, $7.2 per LR1 product tanker vessel and $9.65 per VLCC for two years commencing on January 1, 2020; (iii) a 3% annual increase thereafter of the fixed daily fee through January 1, 2025; and (iv) a technical and management daily fee of $0.1 per vessel, through January 1, 2025. Drydocking expenses will be reimbursed by Navios Acquisition at cost at occurrence. The term of this agreement is until January 1, 2025 and shall be automatically renewed for a period of five years.

•

a management agreement with Navios Partners whereby Navios Shipmanagement Inc. (“NSM”) agreed to provide commercial and technical management services to Navios Partners’ vessels (i) for a fixed daily fee of $4.2 daily rate per Ultra-Handymax vessel, $4.3 daily rate per Panamax vessel, $5.25 daily rate per Capesize vessel and $6.7 daily rate per container vessel of TEU 6,800 through December 31, 2019; (ii) for a fixed daily fee of $4.35 daily rate per Ultra-Handymax vessel, $4.45 daily rate per Panamax vessel, $5.4 daily rate per Capesize vessel and $6.9 daily rate per container vessel of TEU 6,800 for two years commencing on January 1, 2020; (iii) a 3% annual increase thereafter of the fixed daily fee through January 1, 2025; and (iv) a technical and management daily fee of $0.1 per vessel, through January 1, 2025. Drydocking expenses will be reimbursed by Navios Partners at cost at occurrence. The term of this agreement is until January 1, 2025 and shall be automatically renewed for a period of five years.

•

a management agreement with Navios Containers whereby NSM agreed to provide commercial and technical management services to Navios Containers’ vessels (i) for a fixed daily fee of $6.1 per day for up to 5,500 TEU container vessels, $6.7 per day for above 5,500 TEU and up to 8,000 TEU container vessels and $7.4 per day for above 8,000 TEU and up to 10,000 TEU container vessels through December 31, 2019; (ii) for a fixed daily fee of $6.3 per day for up to 5,500 TEU container vessels, $7.8 per day for above 5,500 TEU and up to 8,000 TEU container vessels and $8.3 per day for above 8,000 TEU and up to 10,000 TEU container vessels for two years commencing on January 1, 2020; (iii) a 3% annual increase thereafter of the fixed daily fee through January 1, 2025; and (iv) a technical and management daily fee of $0.1 per vessel, through January 1, 2025. Drydocking expenses will be reimbursed by Navios Partners at cost at occurrence. The term of this agreement is until January 1, 2025 and shall be automatically renewed for a period of five years.

•

an administrative agreement with Navios Logistics whereby the administrative services agreement originally entered into between Navios Logistics and the Company on April 12, 2011, first assigned to Navios Corporation (“NC”) on May 28, 2014 and subsequently amended on April 6, 2016 (extending the duration of the agreement until December 2021), was assigned from NC to NSM. Thereafter NSM will continue to provide certain administrative management services to Navios Logistics. NSM will be reimbursed for reasonable costs and expenses incurred in connection with the provision of these services.

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

•

an administrative agreement with Navios Acquisition whereby Tankers Management provides administrative services to Navios Acquisition. Tankers Management extended the duration of its existing administrative services agreement with Navios Acquisition until January 1, 2025, to be automatically renewed for a period of five years, pursuant to its existing terms.

•

an administrative agreement with Navios Partners whereby NSM provides administrative services to Navios Partners. NSM extended the duration of its existing administrative services agreement with Navios Partners until January 1, 2025, to be automatically renewed for a period of five years, pursuant to its existing terms.

•

an administrative agreement with Navios Containers whereby NSM provides administrative services to Navios Containers. NSM extended the duration of its existing administrative services agreement with Navios Containers until January 1, 2025, to be automatically renewed for a period of five years, pursuant to its existing terms.

The Company simultaneously entered into a secured loan agreement with NSAC whereby the Company agreed to repay NSAC $125,000 (subject to post-closing adjustment) over a five-year period. In general, the amount owed reflects the excess of (i) the liabilities of the ship management business (including liabilities for advances previously made by affiliates to the Company for ongoing operating costs, including technical management services, supplies, dry-docking and related expenses) other than liabilities the assumption of which forms part of the consideration for the Transaction over (ii) the short term assets of the ship management business. Of the amount owed, $47,000 will be repayable during the first 12 months in equal quarterly installments, with the remaining principal amount repayable in equal quarterly installments over the following 48 months. In certain cases, amortization can be deferred. The loan agreement provides for interest at 5% annually, and 7% annually for deferred principal amounts.

The closing of the Transaction occurred simultaneously with the execution of the definitive transaction agreements.

The Company’s Board of Directors formed a Special Committee of independent and disinterested directors to consider the Transaction. The Special Committee, with the assistance of its independent financial and legal advisors, exclusively negotiated the terms of the transaction agreements and approved the transaction on behalf of the Board of Directors. Pareto Securities AS acted as financial advisor and Debevoise & Plimpton LLP acted as legal counsel to the Special Committee

b)

In August 2019, Navios Holdings acquired from an unrelated third party, a previously chartered-in vessel, Navios Victory, a 2014 built, 77,095 dwt vessel, for a total acquisition price of $14,500 which was paid in cash.

c)

In July 2019, the Company agreed to sell to an unrelated third party the Navios Primavera, a 2007-built Ultra Handymax vessel of 53,464 dwt, for a total net sale price of $9,891, to be paid in cash, with delivery expected in September 2019. The loss due to sale is expected to be approximately $1,673.

d)

In July 2019, Navios Containers converted the obligation to purchase a 2011-built 10,000 TEU containership, into an option, expiring on March 31, 2020. The agreement grants Navios Containers the option and the right of first refusal to acquire the vessel at terms mutually agreed with the seller. In case Navios Containers does not exercise the option and the containership is not sold to a third party by March 31, 2020, Navios Containers will be required to make a payment of $3,000 to the sellers.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIOS MARITIME HOLDINGS INC.

By:	/s/ Angeliki Frangou
Angeliki Frangou
Chief Executive Officer
Date:	September 12, 2019